Exhibit 99.1

ASX ANNOUNCEMENT 30 October 2018 Notice of 2018 Annual General Meeting, Sample Proxy and 2018 Annual Report Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to release its Notice of the 2018 Annual General Meeting of shareholders (the “Notice”), a Sample Proxy for the AGM, and its 2018 Annual Report. The Notice and a personalised proxy is being mailed to all shareholders and the Company’s 2018 Annual Report is available for download from its website: www.gtglabs.com As detailed in the Notice the 2018 Annual General Meeting will be held at 10.30 am on Thursday, 29 November 2018 at the following address: Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3063 Australia FOR FURTHER INFORMATION PLEASE CONTACT Dr Paul Kasian Chairman and Interim CEO Genetic Technologies Limited + 61 3 8412 7000 Jason Wong (USA) Blueprint Life Science Group +1 (415) 375 3340, Ext. 4 About Genetic Technologies Limited Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com. Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Safe Harbor Statement Any statements in this press release that relate to the Company's expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company's actual results may differ materially from expected results. Additional risks associated with Genetic Technologies' business can be found in its periodic filings with the SEC. Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com ABN 17 009 212 328 Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Genetic Technologies Limited NOTICE OF ANNU AL GENERAL MEETING 2018 Notice is given that the Annual General Meeting of the shareholders of Genetic Technologies Limited (ACN 009 212 328) will be held at: 10.30 am on Thursday, 29 November 2018 at Genetic Technologies Limited 60-66 Hanover Street Fitzroy, Victoria 3063 Australia

ORDINARY BUSINESS

To receive and consider the Company's financial report, directors' report and auditor's report for the year ended 30 June 2018, contained in the Company's 2018 Annual Report.

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CONSIDERATION OF FINANCIAL STATEMENTS

To receive and consider the Company's financial report, directors' report and auditor's report for the year ended 30 June 2018, contained in the Company's 2018 Annual Report.

RESOLUTION 1: ADOPTION OF THE REMUNERATION REPORT

To consider and, if thought fit, to pass the following resolution as an Advisory Resolution with or without amendment:

"That for the purpose of Section 250R(2) of the Corporations Act and all other purposes the Remuneration Report as set out in the Directors' report for the Company for the year ended 30 June 2018 be adopted."

** Please note that section 250R (3) of the Corporations Act 2001 (Cth) provides that the vote on this resolution is advisory only and does not bind the Directors or the Company.*

Voting Restriction Statement: Section 250R of the Corporations Act

A vote on Resolution 1 must not be cast (in any capacity) by or on behalf of any of the following persons;

a) a member of Key Management Personnel, details of whose remuneration are included in the Remuneration Report; or

b) a Closely Related Party of such a member,

(collectively, an **Excluded Voter**).

However, an Excluded Voter may cast a vote on Resolution 1 if:

a) the Excluded Voter does so as a proxy; and

b) the vote is not cast on behalf of an Excluded Voter; and

c) either:

i) the voter is appointed as a proxy by writing that specifies the way the proxy is to vote on the resolution; or

ii) the voter is the chair of the meeting and the appointment of the chair as proxy:

A) does not specify the way the proxy is to vote on the resolution; and

B) expressly authorises the chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company or, if the Company is part of a consolidated entity, for the entity.

RESOLUTION 2: RE-ELECTION OF DR LINDSAY WAKEFIELD

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**, with or without amendment:

"To elect Dr Lindsay Wakefield who retires by rotation in accordance with clause 20.3 of the Company's Constitution and being eligible offers himself for re-election as a Director."

RESOLUTION 3: ADOPTION OF EMPLOYEE OPTION PLAN

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**, with or without amendment:

"That the Employee Share and Option Plan (ESOP), which is summarised in the attached Explanatory Memorandum, be approved and that for the purposes of Exception 9(b) of Listing Rule 7.2 and for all other purposes, the issue of securities under the Employee Share and Option Plan within three (3) years from the date of this resolution be an exception to Listing Rules 7.1 and 7.1A."

Voting Exclusion Statement: Listing Rule 7.2, Exception 9

The Company will disregard any votes cast in favour of the Resolution by or on behalf of:

- a Director of the Company (except one who is ineligible to participate in any employee incentive scheme in relation to the Company); or
- an Associate of that person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Exclusion Statement: Section 250BD of the Corporations Act

A vote on Resolution 3 must not be cast on, and the Company will disregard any votes cast on, this Resolution by:

a) any Key Management Personnel (which includes the Chair) of the Company, or if the Company is part of a consolidated entity, of the entity; or

b) a Closely Related Party of such Key Management Personnel,

who is appointed as a Shareholder's proxy, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution.

However, the Company need not disregard a vote on this Resolution 3 if it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution, on the condition that the appointment of proxy expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company, or if the Company is part of a consolidated entity, of the entity.

RESOLUTION 4: THE ISSUE OF PERFORMANCE RIGHTS TO DR PAUL KASIAN

To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution**, with or without amendment:

"That pursuant to Listing Rule 10.11 and for the purposes of Part 2E of the Corporations Act and for all other purposes, Shareholders approve the grant to Dr Paul Kasian, being a Director of the Company, or his nominee, of 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights for nil consideration and to allot and issue Shares upon the vesting and subsequent exercise of those Performance Rights (on a one-for-one basis) in accordance with the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 10.11

The Company will disregard any votes cast in favour of Resolution 4 by or on behalf of:

- Dr Paul Kasian; or
- any associate of Dr Paul Kasian.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Exclusion Statement: Part 2E of the Corporations Act

For the purposes of Part 2E of the Corporations Act, a vote on Resolution 4 must not be cast by or on behalf of:

- Dr Paul Kasian; and
- an associate of Dr Paul Kasian.

However, this does not prevent the casting of a vote on Resolution 4 if it is cast by a person as a proxy in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of a person referred to in sub-paragraphs (a) or (b) directly above.

Voting Exclusion Statement: Section 250BD of the Corporations Act

A vote on Resolution 4 must not be cast on, and the Company will disregard any votes cast on, this Resolution by:

a) any Key Management Personnel (which includes the Chair) of the Company, or if the Company is part of a consolidated entity, of the entity; or

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NOTICE OF AGM 2018

b) a Closely Related Party of such Key Management Personnel,

who is appointed as a Shareholder's proxy, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution.

However, the Company need not disregard a vote on this Resolution 4 if it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution, on the condition that the appointment of proxy expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company, or if the Company is part of a consolidated entity, of the entity.

RESOLUTION 5: THE ISSUE OF PERFORMANCE RIGHTS TO DR LINDSAY WAKEFIELD

To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution**, with or without amendment:

"That pursuant to Listing Rule 10.11 and for the purposes of Part 2E of the Corporations Act and for all other purposes, Shareholders approve the grant to Dr Lindsay Wakefield, being a Director of the Company, or his nominee, of 3,750,000 Class A Performance Rights for nil consideration and to allot and issue Shares upon the vesting and subsequent exercise of those Performance Rights (on a one-for-one basis)in accordance with the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 10.11

The Company will disregard any votes cast in favour of Resolution 5 by or on behalf of:

- Dr Lindsay Wakefield; or
- any associate of Dr Lindsay Wakefield.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Exclusion Statement: Part 2E of the Corporations Act

For the purposes of Part 2E of the Corporations Act, a vote on Resolution 5 must not be cast by or on behalf of:

- Dr Lindsay Wakefield; and
- an associate of Dr Lindsay Wakefield.

However, this does not prevent the casting of a vote on Resolution 5 if it is cast by a person as a proxy in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of a person referred to in sub-paragraphs (a) or (b) directly above.

Voting Exclusion Statement: Section 250BD of the Corporations Act

A vote on Resolution 5 must not be cast on, and the Company will disregard any votes cast on, this Resolution by:

a) any Key Management Personnel (which includes the Chair) of the Company, or if the Company is part of a consolidated entity, of the entity; or

b) a Closely Related Party of such Key Management Personnel,

who is appointed as a Shareholder's proxy, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution.

However, the Company need not disregard a vote on this Resolution 5 if it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution, on the condition that the appointment of proxy expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company, or if the Company is part of a consolidated entity, of the entity.

RESOLUTION 6: THE ISSUE OF PERFORMANCE RIGHTS TO DR GEORGE MUCHNICKI

To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution**, with or without amendment:

"That pursuant to Listing Rule 10.11 and for the purposes of Part 2E of the Corporations Act and for all other purposes, Shareholders approve the grant to Dr George Muchnicki, being a Director of the Company, or his nominee, of 6,250,000 Class A Performance Rights for nil consideration and to allot and issue Shares upon the vesting and subsequent exercise of those Performance Rights (on a one-for-one basis) in accordance with the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 10.11

The Company will disregard any votes cast in favour of Resolution 6 by or on behalf of:

- Dr George Muchnicki; or
- any associate of Dr George Muchnicki.

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However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Exclusion Statement: Part 2E of the Corporations Act

For the purposes of Part 2E of the Corporations Act, a vote on Resolution 6 must not be cast by or on behalf of:

- Dr George Muchnicki; and
- an associate of Dr George Muchnicki.

However, this does not prevent the casting of a vote on Resolution 6 if it is cast by a person as a proxy in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of a person referred to in sub-paragraphs (a) or (b) directly above.

Voting Exclusion Statement: Section 250BD of the Corporations Act

A vote on Resolution 6 must not be cast on, and the Company will disregard any votes cast on, this Resolution by:

a) any Key Management Personnel (which includes the Chair) of the Company, or if the Company is part of a consolidated entity, of the entity; or

b) a Closely Related Party of such Key Management Personnel,

who is appointed as a Shareholder's proxy, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution.

However, the Company need not disregard a vote on this Resolution 6 if it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution, on the condition that the appointment of proxy expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company, or if the Company is part of a consolidated entity, of the entity.

RESOLUTION 7: THE ISSUE OF PERFORMANCE RIGHTS TO MR PETER RUBINSTEIN

To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution**, with or without amendment:

"That pursuant to Listing Rule 10.11 and for the purposes of Part 2E of the Corporations Act and for all other purposes, Shareholders approve the grant to Mr Peter Rubinstein, as a Director of the Company, or his nominee, of 5,000,000 Class A Performance Rights for nil consideration and to allot and issue Shares upon the vesting and subsequent exercise of those Performance Rights (on a one-for-one basis) in accordance with the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 10.11

The Company will disregard any votes cast in favour of Resolution 7 by or on behalf of:

- Mr Peter Rubinstein; or
- any associate of Mr Peter Rubinstein.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Exclusion Statement: Part 2E of the Corporations Act

For the purposes of Part 2E of the Corporations Act, a vote on Resolution 7 must not be cast by or on behalf of:

- Mr Peter Rubinstein; and
- an associate of Mr Peter Rubinstein.

However, this does not prevent the casting of a vote on Resolution 7 if it is cast by a person as a proxy in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of a person referred to in sub-paragraphs (a) or (b) directly above.

Voting Exclusion Statement: Section 250BD of the Corporations Act

A vote on Resolution 7 must not be cast on, and the Company will disregard any votes cast on, this Resolution by:

a) any Key Management Personnel (which includes the Chair) of the Company, or if the Company is part of a consolidated entity, of the entity; or

b) a Closely Related Party of such Key Management Personnel,

who is appointed as a Shareholder's proxy, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution.

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NOTICE OF AGM 2018

However, the Company need not disregard a vote on this Resolution 7 if it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution, on the condition that the appointment of proxy expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company, or if the Company is part of a consolidated entity, of the entity.

RESOLUTION 8: THE ISSUE OF PERFORMANCE RIGHTS TO MR SAM LEE

To consider and, if thought fit, to pass, the following resolution as an **Ordinary Resolution**, with or without amendment:

"That pursuant to Listing Rule 10.11 and for the purposes of Part 2E of the Corporations Act and for all other purposes, Shareholders approve the grant to Mr Sam Lee, being a Director of the Company, or his nominee of 3,750,000 Class A Performance Rights for nil consideration and to allot and issue Shares upon the vesting and subsequent exercise of those Performance Rights (on a one-for-one basis) in accordance with the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 10.11

The Company will disregard any votes cast in favour of Resolution 8 by or on behalf of:

- Mr Sam Lee; or
- any associate of Mr Sam Lee.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Voting Exclusion Statement: Part 2E of the Corporations Act

For the purposes of Part 2E of the Corporations Act, a vote on Resolution 8 must not be cast by or on behalf of:

- Mr Sam Lee; and
- an associate of Mr Sam Lee.

However, this does not prevent the casting of a vote on Resolution 8 if it is cast by a person as a proxy in writing that specifies how the proxy is to vote on the proposed resolution and it is not cast on behalf of a person referred to in sub-paragraphs (a) or (b) directly above.

Voting Exclusion Statement: Section 250BD of the Corporations Act

A vote on Resolution 8 must not be cast on, and the Company will disregard any votes cast on, this Resolution by:

a) any Key Management Personnel (which includes the Chair) of the Company, or if the Company is part of a consolidated entity, of the entity; or
b) a Closely Related Party of such Key Management Personnel,

who is appointed as a Shareholder's proxy, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution.

However, the Company need not disregard a vote on this Resolution 8 if it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, where the Shareholder does not direct in writing the way the proxy is to vote on the Resolution, on the condition that the appointment of proxy expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel for the Company, or if the Company is part of a consolidated entity, of the entity.

RESOLUTION 9: APRROVAL OF ISSUES UNDER THE STANDBY EQUITY PLACEMENT FACILITY (KENTGROVE CAPITAL GROWTH FUND)

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**, with or without amendment:

"That for the purposes of Listing Rule 7.1 and all other purposes, the Company is authorised to issue a maximum of $20,000,000 worth of Shares at or above the Minimum Issue Price, pursuant to the Equity Placement Facility with Kentgrove Capital Pty Ltd ACN 150 638 627 in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) details of which are set out in the Explanatory Memorandum accompanying this Notice of Meeting (Kentgrove Facility)."

Voting Exclusion Statement: Listing Rule 7.1

The Company will disregard any votes cast in favour of Resolution 9 by or on behalf of:

- any person who is expected to participate in , or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
- an associate of those persons.

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However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 10: RATIFICATION OF ISSUES UNDER THE STANDBY EQUITY PLACEMENT FACILITY (KENTGROVE CAPITAL GROWTH FUND)

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**, with or without amendment:

"That for the purposes of Listing Rule 7.4 and all other purposes, Shareholders ratify the issue of:

a) 8,833,100 Establishment Shares;

b) 100,000,000 Collateral Shares; and

c) 12,500,000 Establishment Options, exercisable at $0.0153 each and expiring 3 years after issue,

to Kentgrove on 8 August 2018, pursuant to the Kentgrove Facility on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 7.4

The Company will disregard any votes cast in favour of Resolution 10 by or on behalf of Kentgrove or any associate of Kentgrove.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 11: STRATEGIC ALLIANCE AND ISSUE OF MILESTONE SHARES TO BLOCKCHAIN GLOBAL LIMITED

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**, with or without amendment:

"That in accordance with Chapter 2E of the Corporations Act, and for the purposes of ASX Listing Rule 10.11 and all other purposes, Shareholders approve the commencement of the Framework Agreement and the issue of up to 486,000,000 Shares in the Company (BCG Milestone Shares) to BCG (or its nominee) on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 10.11

The Company will disregard any votes cast in favour of Resolution 8 by or on behalf of:

- Blockchain Global Limited; or
- any associate of Blockchain Global Limited.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

RESOLUTION 12: APPROVAL OF PROPOSED NEW PLACEMENT OF SHARES TO SOPHISTICATED INVESTORS

To consider and, if thought fit, to pass the following resolution as an **Ordinary Resolution**, with or without amendment:

"That pursuant to Listing Rule 7.1 and for all other purposes, the Company is authorised to issue up to $15 million worth of Shares at an issue price per Share of not less than 80% of the volume weighted average market price of the Company's shares calculated over the last 5 days on which sales in the shares of the Company were recorded before the day on which the share placement is made (Placement) to unrelated institutional, sophisticated or otherwise exempt investors (to be approved by the Board) on the terms and conditions set out in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 7.1

The Company will disregard any votes cast in favour of Resolution 12 by or on behalf of:

- a person who is expected to participate in, or who will obtain a material benefit as a result of, the propsed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); or
- an associate of that person.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

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NOTICE OF AGM 2018

SPECIAL BUSINESS

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RESOLUTION 13: APPROVAL OF INCREASED PLACEMENT CAPACITY

To consider and, if thought fit, to pass the following resolution as a **Special Resolution**, with or without amendment:

"That pursuant to and in accordance with Listing Rule 7.1A and for all other purposes, Shareholders approve the issue of Equity Securities up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in Listing Rule 7.1A.2 over a 12 month period from the date of this Meeting, at a price not less than that determined pursuant to Listing Rule 7.1A.3 and otherwise on the terms and conditions in the Explanatory Memorandum accompanying this Notice of Meeting."

Voting Exclusion Statement: Listing Rule 7.1A

The Company will disregard any votes cast in favour of Resolution 13 by or on behalf of:

- a person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company) ; or
- an associate of those persons.

However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Dated this 23rd day of October 2018

By order of the Board

Kevin Fischer
Company Secretary

VOTING ENTITLEMENT NOTICE

For the purposes of determining voting entitlements at the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, Shares will be taken to be held by the persons registered as holders at 7.00pm on Tuesday, 27 November 2018.

Accordingly, transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

PROXIES

Shareholders are entitled to appoint a proxy to attend and vote on their behalf. Where a Shareholder is entitled to cast two or more votes at the meeting, they may appoint two proxies. Where more than one proxy is appointed, each proxy form may specify the proportion or number of votes which the proxy may exercise. If it does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes. A proxy may, but need not be a Shareholder of the Company. The proxy form must be signed by the Shareholder or his/her attorney duly authorised in writing or, if the Shareholder is a corporation, in a manner permitted by the Corporations Act 2001 (Cth) (Corporations Act). Proxy Forms must be lodged in accordance with the directions set out on the Proxy Form not later than 48 hours prior to the Meeting.

APPOINTMENT OF PROXIES

If you are entitled to vote at the Meeting you have the right to appoint a proxy to attend and vote in your place. To appoint a proxy you should complete Step 1 on the attached Proxy Form. If you wish to appoint a person other than the Chairman, you should complete the second panel in Step 1, and not "tick" the first panel.

The proxy need not be a Shareholder of the Company. If you are entitled to cast two or more votes you may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify the proportion or number of your votes that each proxy may exercise, each proxy may exercise half your votes. If there is more than one proxy appointed, on a show of hands only one of the proxies may vote, but on a poll, each proxy may exercise votes in respect of those shares the proxy represents.

The Chairman intends to vote all undirected proxies in favour of the resolutions put in the Notice of Meeting, subject to compliance with the Corporations Act. In particular, if the Chairman of the Meeting is appointed as your proxy and you have not specified the way the Chairman is to vote on a Resolution, by signing and returning the Proxy Form, you are considered to have provided the Chairman with an express authorisation for the Chairman to vote the proxy in accordance with the Chairman's intention, namely in favour of each of the proposed resolutions set out in the Notice of Meeting.

Proxy Forms must be received by Computershare Investor Services, GPO Box 242, Melbourne, Victoria 3001, Australia or by fax, within Australia on 1800 783 447 or outside Australia on +61 3 9473 2555, by no later than 10.30 am on Tuesday, 27 November 2018.

BODIES CORPORATE

A body corporate may appoint an individual as its representative to exercise any of the powers the body may exercise at meetings of the Company's shareholders. The appointment may be a standing one. Unless the appointment states otherwise, the representative may exercise all of the powers that the appointing body could exercise at a meeting or in voting on a resolution.

The representative should bring to the meeting evidence of his or her appointment, including any authority under which the appointment is signed, unless it has previously been given to the Company.

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NOTICE OF AGM 2018

EXPLANATORY MEMORANDUM

This Explanatory Memorandum has been prepared for the information of Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of shareholders to be held at 10.30am on Thursday, 29 November 2018.

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The Notice of Meeting, which is also enclosed, sets out details of proposals concerning the Resolutions to be put to Shareholders.

The Directors recommend Shareholders read the accompanying Notice of Meeting and this Explanatory Memorandum in full before making any decision in relation to the Resolutions.

Unless otherwise defined, terms used in this Explanatory Memorandum are defined in Section 12.

1. CONSIDERATION OF FINANCIAL STATEMENTS

The Company's 2018 Annual Report comprising the Company's financial report, directors' report and auditor's report for the year ended 30 June 2018 was lodged with ASX on 30 August 2018. The Company's 2018 Annual Report is placed before Shareholders for discussion. No voting is required for this item.

2. RESOLUTION 1: ADOPTION OF THE REMUNERATION REPORT

2.1 Background

The Company submits it Remuneration Report for the financial year ended 30 June 2018 to Shareholders for consideration and adoption by way of a non-binding Advisory Resolution pursuant to section 250R of the Corporations Act. The Company's Remuneration Report can be found in the Company's 2018 Annual Report. It sets out a range of matters relating to the remuneration of Directors and Senior Executives of the Company and explains Board policies in relation to the nature and value of remuneration paid to Directors and Senior Executives within the Company. A copy of the Company's 2018 Annual Report can be found on its website at www.gtglabs.com.

A vote on this Resolution 1 is advisory only and does not bind the Directors or the Company.

The Corporations Act provides that:

a) members of the Key Management Personnel whose remuneration details are included in the Remuneration Report (and any Closely Related Party of those members) are not permitted to vote on a resolution to approve the Remuneration Report, and

b) if the vote to approve the Remuneration Report receives a "no" vote by at least 25% of the votes cast, this will constitute a "first strike".

As no "strike" occurred at the Genetic Technologies' 2017 Annual General Meeting, the current "strike" count is zero. If a "first strike" was to occur at the 2018 Annual General Meeting:

a) the Company's subsequent Remuneration Report (in other words, the Company's Remuneration Report to be included in the 2019 Annual Report) must include an explanation of the Board's proposed action in response to the "no vote" or an explanation of why no action has been taken; and

b) if the Company's subsequent (i.e. 2019) Remuneration Report also receives a "no vote" at the 2019 Annual General Meeting of at least 25% of the votes cast, then Shareholders at the 2019 Annual General Meeting will be asked (at that 2019 Annual General Meeting) to vote on whether or not the Company is to hold another general Shareholder's meeting (within the following 90 days) to vote on a "spill resolution" under section 250V of the Corporations Act.

In the interests of corporate governance the Board abstains from making a recommendation in relation to Resolution 1.

A voting restriction statement is set out in Resolution 1 in the Notice.

Shareholders should be aware that any undirected proxies given to the Chair will be cast by the Chair and counted in favour of the Resolutions the subject of this Meeting, including this Resolution 1, subject to compliance with the Corporations Act. In exceptional circumstances, the Chairman of the Meeting may change his voting intention on any resolution, in which case an ASX announcement will be made.

3. RESOLUTION 2: RE-ELECTION OF DR LINDSAY WAKEFIELD

Dr Wakefield, retires by rotation in accordance with clause 20.3 of the Company's Constitution and being eligible, offers himself for re-election.

Dr Wakefield was appointed to the Board on 24 September 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left medicine to become the fulltime CEO of Safetech. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr Wakefield continues as the CEO of Safetech. It is Australia's largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 100 people. Dr Wakefield has been a Biotech investor for more than 20 years.

Dr Wakefield, directly or through related or associated entities, owns 8,325,263 Shares and 8,333,333 Options in the Company.

3.1 Directors Recommendation

The Directors of the Company (with Dr Wakefield abstaining) consider that Resolution 2 is in the best interests of the Company and recommend that Shareholders vote in favour of this Ordinary Resolution.

4. RESOLUTION 3: ADOPTION OF EMPLOYEE OPTION PLAN

4.1 Background

The Company has an existing staff share plan (Existing Plan) that was originally approved by shareholders in 2008 and was most recently approved in 2014. To ensure that the Company has appropriate and current mechanisms to continue to attract and retain the services of employees of a high calibre, the Company proposes to adopt a new employee share and option plan (ESOP) pursuant to which issued capital of the Company may be made available to directors, senior management and staff as a form of longer term equity incentive which will supersede the previous staff share plan. The employees of the Company have been, and will continue to be, instrumental in the growth of the Company. The Directors consider that the ESOP is an appropriate method to:

i) reward employees for their past performance;

ii) provide long term incentives for participation in the Company's future growth; and

iii) motivate and generate loyalty from employees.

Additionally, the Company believes it to be in the best interests of the Company to preserve the maximum commercial flexibility to issue Shares that is afforded to it by Listing Rule 7.1.

4.2 Listing Rule 7.1

Listing Rule 7.1 prohibits a company, except in certain cases, from issuing new equity securities equivalent in number to more than 15% of its capital in any 12 month period without the prior approval of its shareholders. Securities issued with shareholder approval under ASX Listing Rule 7.1 do not count towards the 15% limit.

As a result, any issue of Shares by the Company under an employee incentive scheme would reduce the Company's 15% capacity to issue Shares under Listing Rule 7.1 as well as its capacity to issue Shares under Listing Rule 7.1A.

However, Exception 9(b) of Listing Rule 7.2 allows a company to issue securities without specific shareholder approval and without reducing the 15% capacity under Listing Rule 7.1 or the 10% capacity under Listing Rule 7.1A where shareholders of a company have approved the issue of securities pursuant to an employee incentive scheme as an exception to Listing Rule 7.1 within 3 years prior to the issue of the securities. Resolution 3 is being put to the Shareholders for this purpose and will allow the Company to utilise Exception 9 of Listing Rule 7.2 for 3 years from the date of the Resolution being passed.

4.3 Listing Rule Information

The following information is required to be provided to shareholders pursuant to Listing Rule 7.2 Exception 9(b):

a) The Number of Options issued since Shareholder approval was last obtained for the purpose of ASX Listing Rule 7.2 exception 9 (i.e. since 25 November 2014)

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NOTICE OF AGM 2018

Date of Issue	Description of Options	Quantity
25 November 2015	Unlisted options granted as part of the employee option scheme (GTGAD)	25,736,111
31 March 2016	Unlisted options granted as part of the employee option scheme (GTGAD)	8,000,000
17 February 2017	Unlisted options granted as part of the employee option scheme (GTGAD)	22,750,000
	TOTAL	56,486,111

Approval of the ESOP is therefore sought under Exception 9(b) to Listing Rule 7.2 so that any issue of securities under the ESOP over the next 3 years is disregarded when determining the 15% threshold of the Company.

b) Summary of the Option Plan Rules.

A summary of the ESOP is set out in Annexure A of this Explanatory Memorandum.

In addition, a copy of the ESOP is available for review by Shareholders at the registered office of the Company until the date of the Meeting. A copy of the ESOP can also be sent to Shareholders upon request to the Company Secretary on +613 8412 7000. Shareholders are invited to contact the Company if they have any queries or concerns.

It should be noted that no Equity Securities can be issued to a Related Party pursuant to the ESOP without additional approval pursuant to Listing Rule 10.11.

A voting exclusion statement is set out in Resolution 2 in the Notice.

4.4 Directors Recommendation

The Directors of the Company recommend that Shareholders vote in favour of this Ordinary Resolution.

5. RESOLUTIONS 4, 5, 6, 7 AND 8: THE ISSUE OF PERFORMANCE RIGHTS TO RELATED PARTIES – DR PAUL KASIAN, DR LINDSAY WAKEFIELD, DR GEORGE MUCHNICKI, MR PETER RUBINSTEIN AND MR SAM LEE

5.1 Background

The Company has agreed, subject to obtaining Shareholder approval to issue a maximum of 76,250,000 Performance Rights (Performance Rights) to Directors of the Company as follows:

a) 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian (or his nominee) - Resolution 4;

b) 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield (or his nominee) - Resolution 5;

c) 6,250,000 Class A Performance Rights to Dr George Muchnicki (or his nominee) - Resolution 6;

d) 5,000,000 Class A Performance Rights to Mr Peter Rubinstein (or his nominee) - Resolution 7;

e) 3,750,000 Class A Performance Rights to Mr Sam Lee (or his nominee) - Resolution 8.

The Board's rationale for the issue of the Performance Rights is to:

- reward employees for their past performance;
- provide long term incentives for participation in the Company's future growth;
- motivate and generate loyalty from employees; and
- preserve cash reserves.

The Performance Rights are also a key component of the Company's executive remuneration strategy. The Performance Rights will allow Directors to acquire Shares, subject to remaining engaged by the Company and based on the performance of the Company. If Performance Rights vest, the Directors are entitled to be issued with a corresponding number of Shares without being required to pay any monetary consideration.

A summary of the terms and conditions of the Class A, Class B and Class C Performance Rights is set out in Appendix C to this Explanatory Memorandum.

5.2 Listing Rule 10.11

Listing Rule 10.11 requires that an entity must obtain the approval of Shareholders to issue Securities to a Related Party and in doing so must provide the information specified in Listing Rule 10.13, unless an exception applies.

5.3 Listing Rule 7.1 - Issues exceeding 15% of capital

Listing Rule 7.1 prohibits a listed company, except in certain cases, from issuing in any 12 month period new Equity Securities equivalent in number to more than 15% of the total number of ordinary securities on issue at the beginning of the twelve month period (15% Capacity) without the prior approval of a majority of disinterested shareholders, or the issue otherwise comes within one

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of the exceptions to Listing Rule 7.1 (15% Rule). However, under Listing Rule 7.2 (Exception 14), if approval is being sought under Listing Rule 10.11, approval will not be required under Listing Rule 7.1. Therefore the Performance Rights will not count towards the Company's 15% Capacity under Listing Rule 7.1 if each of Resolutions 4 - 8 are approved.

5.4 Listing Rule 10.13

For the purposes of Listing Rule 10.13 and for all other purposes the following information is provided to Shareholders:

- LR 10.13.1 and 10.13.4: Name and relationship of the Related Party

  The Related Party is:

  i) In respect of Resolution 4, Dr Paul Kasian as a Director of the Company, or his nominee;

  ii) In respect of Resolution 5, Dr Lindsay Wakefield as a Director of the Company, or his nominee;

  iii) In respect of Resolution 6, Dr George Muchnicki as a Director of the Company, or his nominee;

  iv) In respect of Resolution 7, Mr Peter Rubinstein as a Director of the Company, or his nominee; and

  v) In respect of Resolution 8, Mr Sam Lee as a Director of the Company, or his nominee.

- LR 10.13.2: Maximum Number of Securities to be issued (if known) or the formula for calculating the number of Securities to be issued

  The maximum number of Equity Securities to be issued are 76,250,000 Performance Rights, to be issued as follows:

  i) In respect of Resolution 4, 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian (or his nominee);

  ii) In respect of Resolution 5, 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield (or his nominee);

  iii) In respect of Resolution 6, 6,250,000 Class A Performance Rights to Dr George Muchnicki (or his nominee);

  iv) In respect of Resolution 7, 5,000,000 Class A Performance Rights to Mr Peter Rubinstein (or his nominee); and

  v) In respect of Resolution 8, 3,750,000 Class A Performance Rights to Mr Sam Lee (or his nominee).

- LR 10.13.3: Date by which the Securities will be issued

  The Performance Rights will be issued within 1 month of Shareholder approval of Resolutions 4, 5, 6, 7 and 8. The Performance Rights will be issued progressively.

- LR 10.13.4: Issue price and terms of the Securities

  The Performance Rights are being issued for no cash consideration and are to be issued on the terms set out in Appendix C.

  Shares issued on exercise of the Performance Rights will rank pari passu with all of the other fully paid ordinary shares on issue in the Company.

- 10.13.6A: Intended use of funds raised

  No funds are being raised by the issue of the Performance Rights.

5.5 Corporations Act

Chapter 2E of the Corporations Act prohibits a public company from giving a Financial Benefit to a Related Party of the public company unless providing the benefit falls within a prescribed exception to the general prohibition. Relevantly, there is an exception if the company first obtains the approval of its Shareholders in a general meeting in circumstances where certain requirements specified in Chapter 2E in relation to the convening of that meeting have been met.

A "Financial Benefit" for the purposes of the Corporations Act has a very wide meaning. It includes a public company paying money or issuing securities to the Related Party. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and effect of what the public company is doing (rather than just the legal form). Any consideration which is given for the financial benefit is to be disregarded, even if it is full or adequate.

The proposed Resolutions 4, 5, 6, 7 and 8, if passed, will confer Financial Benefits, namely, the issue of securities to Directors who are Related Parties of the Company. Accordingly, the Company seeks to obtain Shareholder approval in respect of the Directors in accordance with the requirements of Chapter 2E of the Corporations Act.

For the purposes of Chapter 2E of the Corporations Act and for all other purposes the following information is provided to Shareholders:

- The Related Party to whom Resolutions 4, 5, 6, 7 and 8 would permit the Financial Benefit to be given (section 219(1)(a))

  i) In respect of Resolution 4, Dr Paul Kasian as a Director of the Company, or his nominee;

  ii) In respect of Resolution 5, Dr Lindsay Wakefield as a Director of the Company, or his nominee;

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NOTICE OF AGM 2018

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iii) In respect of Resolution 6, Dr George Muchnicki as a Director of the Company, or his nominee;

iv) In respect of Resolution 7, Mr Peter Rubinstein as a Director of the Company, or his nominee; and

v) In respect of Resolution 8, Mr Sam Lee as a Director of the Company, or his nominee.

- The nature of the Financial Benefit (section 219(1)(b))

The nature of the Financial Benefit is the issue of Related Party Performance Rights as follows:

i) In respect of Resolution 4, 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to Dr Paul Kasian (or his nominee);

ii) In respect of Resolution 5, 3,750,000 Class A Performance Rights to Dr Lindsay Wakefield (or his nominee);

iii) In respect of Resolution 6, 6,250,000 Class A Performance Rights to Dr George Muchnicki (or his nominee);

iv) In respect of Resolution 7, 5,000,000 Class A Performance Rights to Mr Peter Rubinstein (or his nominee); and

v) In respect of Resolution 8, 3,750,000 Class A Performance Rights to Mr Sam Lee (or his nominee).

- Directors' Recommendation (section 219(1)(c))

As each of the Directors is a recipient of the Performance Rights, all Directors abstain from making a recommendation in respect of Resolutions 4, 5, 6, 7 and 8.

- Directors' Interest and other remuneration (section 219(1)(d))

The following Directors have a material personal interest in the outcome of Resolutions 4, 5, 6, 7 and 8:

i) In respect of Resolution 4, it is proposed that Dr Kasian (or his nominee) will receive 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights.. Dr Kasian (and entities associated with him) currently holds 256,410 Shares. Other than the 7,500,000 Class A Performance Rights, 25,000,000 Class B Performance Rights and 25,000,000 Class C Performance Rights to be issued to Dr Kasian (or his nominee) pursuant to Resolution 4, Dr Kasian currently receives $153,000 per annum as Chairman and Interim Chief Executive Officer of the Company;

ii) In respect of Resolution 5, it is proposed that Dr Lindsay Wakefield (or his nominee) will receive 3,750,000 Class A Performance Rights. Dr Wakefield (and entities associated with him) currently holds 8,325,263 Shares. Other than the 3,750,000 Class A Performance Rights to be issued to Dr Wakefield (or his nominee) pursuant to Resolution 5, Dr Wakefield currently receives $73,871 per annum as a Non-Executive Director of the Company;

iii) In respect of Resolution 6, it is proposed that Dr George Muchnicki (or his nominee) will receive 6,250,000 Class A Performance Rights. Dr Muchnicki (and entities associated with him) currently holds 20,903,244 Shares and 6,666,667 Options. Other than the 6,250,000 Class A Performance Rights to be issued to Dr Muchnicki (or his nominee) pursuant to Resolution 6, Dr Muchnicki currently receives $102,000 per annum as Business Development and Executive Director of the Company;

iv) In respect of Resolution 7, it is proposed that Mr Peter Rubinstein (or his nominee) will receive 5,000,000 Class A Performance Rights to Mr Peter Rubinstein. Mr Rubinstein (and entities associated with him) currently holds 47,282,700 Shares. Other than the 5,000,000 Class A Performance Rights to be issued to Mr Rubinstein (or his nominee) pursuant to Resolution 7, Mr Rubinstein currently receives $73,871 per annum as a Non-Executive Director of the Company; and

v) In respect of Resolution 8, it is proposed that Mr Sam Lee (or his nominee) will receive 3,750,000 Class A Performance Rights to Mr Sam Lee. Mr Lee (and entities associated with him) currently holds 59,594,850 Shares. Other than the 3,750,000 Class A Performance Rights to be issued to Mr Lee (or his nominee) pursuant to Resolution 8, Mr Lee currently receives $63,871 per annum as a Non-Executive Director of the Company.

If all of the Performance Rights are issued, they will have the following effect on each Director's holdings in the Company and the dilutionary impact on current Shareholders of the Company:

Shareholder	Current Share Holding	% of Total Share Capital Shares on issue [1,2]	Shares held upon exercise of Performance Rights	% of Total Share Capital on exercise of Performance Rights [1,2,3]
Current Shareholders (other than the relevant Directors)	2,849,408,361	95.43%	2,849,408,361	93.06%
Dr Paul Kasian	256,410	0.01%	57,756,410	1.89%
Dr Lindsay Wakefield	8,325,263	0.281%	12,075,263	0.39%
Dr George Muchnicki	20,903,244	0.70%	27,153,244	0.89%
Mr Peter Rubinstein	47,282,700	1.58%	52,282,700	1.71%
Mr Sam Lee	59,594,850	2.00%	63,344,850	2.07%
Total	2,985,770,828	100%	3,062,020,828	100.00%

Notes:

1. *The table above assumes that no other Shares are issued;*
2. *Including any Shares held by each Director (and entities associated with each Director*
3. *Assumes all Performance Rights are fully exercised.*

- Valuation of Performance Rights

  The Performance Rights are not currently quoted on the ASX and as such have no ready market value. The Performance Rights each grant the holder a right of grant of one ordinary Share in the Company upon vesting of the Performance Rights for nil consideration. Accordingly, the Performance Rights may have a present value at the date of their grant.

  Various factors impact upon the value of Performance Rights including:

a) the period outstanding before the expiry date of the Performance Rights;

b) the underlying price or value of the securities into which they may be converted;

c) the proportion of the issued capital as expanded consequent upon conversion of the Performance Rights into Shares (i.e. whether or not the shares that might be acquired upon exercise of the options represent a controlling or other significant interest); and

d) the value of the shares into which the Performance Rights may be converted.

There are various formulae which can be applied to determining the theoretical value of options (including the formula known as the Black-Scholes Model valuation formula and the Monte Carlo simulation).

The Company has commissioned an independent valuation of the Performance Rights, for the purposes of disclosing to Shareholders such information required to decide whether or not it is in the Company's interest to pass Resolutions 4, 5, 6, 7 and 8. The independent valuer has applied the Monte Carlo simulation in providing the valuation of the Performance Rights. As the Performance Rights have market event hurdles for vesting, the valuation has been provided with a range of underlying share prices.

Inherent in the application of the Monte Carlo simulation are a number of inputs, some of which must be assumed. The data relied upon in applying the Monte Carlo simulation was:

a) a range of prices analysed from 0.5 cents per share to 1.5 cents per share (being an approximate 50% discount to a 50% premium) from GTG's current share price of 1.1 cents per share as at 5 October 2018 for all classes of Performance Rights;

b) exercise price being 0.0 cents per Performance Right for all classes;

c) VWAP hurdle (10 days consecutive share price hurdle) equalling 2.0 cents for Class A and Class B and 3.3 cents for Class C Performance Rights;

d) the continuously compounded risk free rate being 2.02% for all classes of Performance Rights (calculated with reference to the RBA quoted Commonwealth Government bonds as at 8 October 2018 of similar duration to that of the expected life of each class of Perfromance Right);

e) the expected option life of 2.8 years for all classes of Performance Rights; and

f) a volatility measure of 80%.

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NOTICE OF AGM 2018

Based on the independent valuation of the Performance Rights, the Company agrees that the total value of the Performance Rights to be issued to each Director (depending on the share price at issue) is as follows:

Class	Exercise price (cents)	Expiry (years)	Life (years)	Volatility	Risk free rate	Share price at issue (cents)	Valuation per Option (cents)
Class A and B Performance Rights	0.0	3	2.8	80%	2.02%	0.5	0.26
						0.75	0.50
						1.0	0.77
						1.25	1.04
						1.5	1.34
Class C Performance Rights	0.0	3	2.8	80%	2.02%	0.5	0.16
						0.75	0.36
						1.0	0.57
						1.25	0.83
						1.5	1.10

Valuation of Class A Performance Rights

	Share price at issue (cents)	Valuation per Class A (cents)	Class A Performance Rights
Dr Paul Kasian	0.5	0.26	$19,500.00
	0.75	0.5	$37,500.00
	1	0.77	$57,750.00
	1.25	1.04	$78,000.00
	1.5	1.34	$100,500.00
Dr Lindsay Wakefield	0.5	0.26	$9,750.00
	0.75	0.5	$18,750.00
	1	0.77	$28,875.00
	1.25	1.04	$39,000.00
	1.5	1.34	$50,250.00
Dr George Muchnicki	0.5	0.26	$16,250.00
	0.75	0.5	$31,250.00
	1	0.77	$48,125.00
	1.25	1.04	$65,000.00
	1.5	1.34	$83,750.00
Mr Peter Rubinstein	0.5	0.26	$13,000.00
	0.75	0.5	$25,000.00
	1	0.77	$38,500.00
	1.25	1.04	$52,000.00
	1.5	1.34	$67,000.00
Mr Sam Lee	0.5	0.26	$9,750.00
	0.75	0.5	$18,750.00
	1	0.77	$28,875.00
	1.25	1.04	$39,000.00
	1.5	1.34	$50,250.00

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Valuation of Class B Performance Rights

	Share price at issue (cents)	Valuation per Class B (cents)	Class B Performance Rights
Dr Paul Kasian	0.5	0.26	$65,000.00
	0.75	0.5	$125,000.00
	1	0.77	$192,500.00
	1.25	1.04	$260,000.00
	1.5	1.34	$335,000.00

Valuation of Class C Performance Rights

	Share price at issue (cents)	Valuation per Class C (cents)	Class C Performance Rights
Dr Paul Kasian	0.5	0.16	$40,000.00
	0.75	0.36	$90,000.00
	1	0.57	$142,500.00
	1.25	0.83	$207,500.00
	1.5	1.1	$275,000.00

- Any other information that is reasonably required by Shareholders to make a decision and that is known to the Company or any of its Directors (section 219(1)(e) and 219(2))

  There is no other information known to the Company or any of its Directors relevant to Resolutions 4, 5, 6, 7 and 8 save and except as follows:

1. Market Price movements

The valuation of the Performance Rights noted above is based on a Market Price of the Shares.

There is a possibility that the Market Price of the Shares on the date of issue of the Performance Rights and the Market Price of the Shares on exercise of the Performance Rights will be different to the price noted above and that the Market Price of the Shares will change up to the date of the Meeting.

2. Trading history

In the 12 months prior to 5 October 2018, the Company's trading history is as follows:

- the highest trading price was $0.021 on 8 January 2018;
- the lowest trading price was $0.007 on 31 October 2017 and the VWAP per Share over the 12 month period prior to 5 October 2018 was $0.0133.

The trading price of the Shares on the close of trading on 5 October 2018 was $0.012.

3. Opportunity Costs

The opportunity costs and benefits foregone by the Company issuing the Performance Rights is the dilutionary impact on the issued share capital of the Company on conversion of the Performance Rights. To the extent that the dilutionary impact caused by the issue of the Performance Rights will be detrimental to the Company, this is more than offset by the advantages accruing from the Company securing the services of an experienced Directors on appropriate remuneration terms and conserving the cash resources of the Company in this regard.

It is also considered that the potential increase of value in the securities is dependent upon a corresponding increase in the value of the Company and its Shares generally.

4. Taxation Consequences

The granting of the Performance Rights should not be subject of GST as the issue of Performance Rights is regarded as a financial supply for GST purposes. The GST on any costs incurred by the Company in respect of the issue of the Performance Rights are not claimable unless the financial acquisitions threshold is not breached or those costs qualify as a reduced credit acquisition.

The Company is not able to claim an income tax deduction in respect of the issue of the Performance Rights.

The Company is not liable to any duty in respect of the issue of the Performance Rights.

5. Dilutionary Effect

The effect that the issue of the Performance Rights will have on the issued Shares of the Company is set out above.

Save as set out in this Explanatory Memorandum, the Directors are not aware of any other information that will be reasonably required by Shareholders to make a decision in relation to the benefits contemplated by Resolutions 4, 5, 6, 7 and 8.

A voting exclusion statement is set out in each of Resolutions 4, 5, 6, 7 and 8 in the Notice.

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NOTICE OF AGM 2018

6. RESOLUTION 9: APPROVAL OF STANDBY EQUITY PLACEMENT FACILITY (KENTGROVE CAPITAL GROWTH FUND)

6.1 Background

As announced on 8 August 2018, the Company has entered into a $20 million equity placement facility with Kentgrove Capital Pty Ltd ACN 150 638 627 in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove), to strengthen the Company's funding position (Kentgrove Facility). The purpose of the Facility is to provide the Company with funds for working capital, to facilitate the introduction and commercialisation of an enhanced breast cancer and new colon cancer screening test, progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases and facilitate investments in opportunities that combine genetic screening capabilities with blockchain technology.

Resolution 9 seeks the approval of Shareholders for the issue by the Company of a maximum of $20,000,000 worth of Shares to Kentgrove, pursuant to the Kentgrove Facility.

The Kentgrove Facility provides the Company with access to an equity placement facility of up to $20,000,000. For each new placement, the Company nominates the relevant placement period, the maximum amount of the placement (up to $1,000,000, or an amount equal to the total number of Collateral Shares on issue multiplied by the minimum issue price, or a higher amount as agreed between the parties) and the minimum issue price.

Kentgrove must not acquire a relevant interest in the Shares which causes their voting power (and that of their associates) to exceed 19.99%.

The issue price of the Shares in respect of a placement under the Kentgrove Facility is the higher of the minimum issue price set by the Company and a 4.5% discount to a VWAP of the Shares traded by Kentgrove over the placement period. The relevant placement period must be a minimum of 4 weeks unless the parties agree otherwise.

At the end of each placement period (unless requested earlier by the Company), Kentgrove nominates the actual number of Shares it elects to subscribe for (which cannot be more than the maximum amount of the placement) and the issue price (which cannot be less than the minimum issue price). The Company must then issue such number of Shares contemporaneously with payment of the issue price by Kentgrove.

Any issues of shares or options under the Kentgrove Facility is required to be in compliance with ASX Listing Rule 7.1. Any shares issued pursuant to the Kentgrove Facility must be offered under a prospectus issued pursuant to section 710 or 713 of the Corporations Act, unless otherwise agreed by Kentgrove.

The provision of funding by Kentgrove in relation to a placement request is subject to a number of conditions including there being sufficient liquidity in the market for the Shares during the applicable placement period, the market price being no lower than the minimum issue price set by the Company and other conditions customarily included in facilities of this nature.

The Kentgrove Facility will run for 20 months unless terminated sooner, meaning it has a maturity date of 7 April 2020 (Term).

Either the company or Kentgrove may terminate the Kentgrove Facility, by giving 14 days notice, other than during the first 90 days of the Kentgrove Facility during which it may only be terminated with cause, in accordance with the termination provisions as defined within the Kentgrove Facility.

On entry into the Kentgrove Facility, the Company issued:

a) An upfront establishment fee satisfied by the issue to Kentgrove of 8,833,100 shares and 12,500,000 3-year options with an exercise price per option of $0.0153; and
b) 100,000,000 collateral shares as security for the Facility. Upon termination or expiration of the Kentgrove Facility, any outstanding collateral shares will be, at the Company's election, sold by Kentgrove and the proceeds returned to the Company (less a discount of 4.5%) or bought back by the Company for a nominal figure.

Resolution 10 seeks ratification of these issues by Shareholders.

Kentgrove has given an undertaking to the Company that it will not, during the 3 months following the execution of the Kentgrove Facility, exercise the Establishment Options or dispose of the Establishment Shares issued under the Facility, the issue of which is the subject of Resolution 10.

6.2 Listing Rule 7.1

Subject to certain exceptions, Listing Rule 7.1 prohibits a listed company, from issuing or agreeing to issue in any 12 month period new Equity Securities equivalent in number to more than 15% of the total number of ordinary securities on issue at the beginning of the twelve month period (15% Capacity) without either the prior approval of a majority of disinterested shareholders, or the issue otherwise falls within one of the prescribed exceptions to Listing Rule 7.1 (15% Rule).

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Equity Securities issued with shareholder approval under ASX Listing Rule 7.1 do not count towards the 15% Capacity.

Therefore the Company is seeking Shareholder approval in accordance with Listing Rule 7.1 to issue up to $20,000,000 worth of Facility Shares under the Kentgrove Facility, so that the issue of those Shares do not count towards the Company's 15% Capacity.

6.3 Information required under ASX Listing Rules 7.1

For the purposes of Listing Rule 7.3 and for all other purposes the following information is provided to Shareholders:

a) the maximum number of securities the Company is to issue:

   The maximum number of Facility Shares to be issued by the Company will be calculated by dividing the Maximum Facility limit of $20,000,000 by the Issue Price as described below.

b) the date by which the securities will be issued:

   The Facility Shares will be issued within 3 months of the date of Shareholder approval of this Resolution 9, after which the Company will need to rely on its available capacity under Listing Rule 7.1 to allot any further Shares pursuant to the Kentgrove Facility or seek further Shareholder approval. The Facility Shares will be issued progressively.

c) the issue price of securities:

   Shares issued under the Kentgrove Facility will be issued at a price that is the higher of the minimum issue price set by the Company, or a 4.5% discount to a VWAP of the Shares traded by Kentgrove over the placement period. Any Facility Shares issued in reliance on this Resolution 9 will be issued at an issue price per Share of not less than 80% of the VWAP of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the day on which the Further Shares are issued.

d) the names of the allottees or the basis upon which the allottees were determined:

   The Facility Shares will be issued to Kentgrove.

e) the terms of the securities:

   Facility Shares to be issued will be fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

f) the intended use of the funds raised:

If the Facility Shares are allotted, the funds raised will be used by the Company for general working capital purposes, and to:

- commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGen*plus* breast cancer risk assessment test and a colon cancer risk assessment test;
- progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and
- explore and capitalise on Blockchain opportunities in the medical and biotech industries.

A voting exclusion statement is set out in Resolution 9 in the Notice.

6.4 Directors' recommendation

The Directors of the Company consider that Resolution 9 is in the best interests of the Company and recommend that Shareholders vote in favour of this Ordinary Resolution.

7. RESOLUTION 10: RATIFICATION OF ISSUES UNDER THE KENTGROVE FACILITY

7.1 Background

Resolution 10 seeks the ratification of Shareholders of the issue of Establishment Shares, Establishment Options and Collateral Shares, issued to Kentgrove under the Kentgrove Facility. The terms of the Kentgrove Facility are set out in the Explanatory Memorandum text for Resolution 9 above.

Under a prospectus of the Company dated 8 August 2018 and as consideration for the provision of the Kentgrove Facility, the Company issued 8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an establishment fee of $100,000 (Establishment Fee).

Additionally, under the prospectus dated 8 August 2018, as security for the performance by the Company of its obligations under the Kentgrove Facility, the Company issued 100,000,000 Shares (Collateral Shares) to Kentgrove. The Collateral Shares may be sold or otherwise dealt with by Kentgrove to satisfy any undischarged obligation of the Company under the Kentgrove Facility (which remains undischarged after 5 Business Days notice). In addition, if the Company is not able to issue freely tradeable Shares on a relevant issue date, Kentgrove may elect to offset against the Collateral Shares any new placement Shares that were to be issued to it on such issue date. Further, Kentgrove may dispose of the Collateral Shares for any reason and in any way during the term for the Kentgrove Facility.

17

NOTICE OF AGM 2018

On expiration of the Kentgrove Facility, any remaining Collateral Shares not offset to satisfy an undischarged obligation of the Company or otherise against the Company's obligation to deliver Shares under the Kentgrove Facility, at the Company's election, are either to be sold by Kentgrove and the proceeds (less a discount of 4.5%) delivered to the Company, or are able to be brought back by the Company on the terms specified by the Company.

The Company also issued under the prospectus dated 8 August 2018, 12,500,000 Options to Kentgrove exercisable at $0.0153 each and expiring three years from the date of issue (Establishment Options). The terms of the Establishment Options are set out in Annexure B to this Explanatory Memorandum. The Establishment Shares, the Establishment Options and the Collateral Shares were all issued on 8 August 2018 to Kentgrove.

18

7.2 Listing Rules 7.1 and 7.4

Listing Rule 7.1 provides that a company must not, subject to specified exceptions, issue or agree to issue more equity securities during any 12 month period than that amount which represents 15% of the number of fully paid ordinary securities on issue at the commencement of that 12-month period.

Listing Rule 7.4 provides that where a company in a general meeting ratifies the previous issue of securities made pursuant to Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1) those securities will be deemed to have been made with shareholder approval for the purpose of Listing Rule 7.1.

Shareholder approval is sought under Resolution 10 for all purposes including ASX Listing Rule 7.4. By passing Resolution 10, the issue of securities will be treated as having been issued with approval for the purpose of Listing Rule 7.1.

7.3 Information Required under Listing Rule 7.5

For the purposes of Listing Rule 7.5 and for all other purposes the following information is provided to Shareholders:

a) The number of securities issued:
   i) 8,833,100 Establishment Shares;
   ii) 100,000,000 Collateral Shares; and
   iii) 12,500,000 Establishment Options, exercisable at $0.0153 each and expiring 3 years after issue.

b) Price at which the securities were issued:

   The Establishment Shares, Establishment Options and Collateral Shares were all issued for nil cash consideration.

c) Terms of the securities:

   The Establishment Shares and Collateral Shares will rank parri passu with all other Shares on issue. The terms of Establishment Options are set out in Annexure B of this Explanatory Memorandum.

d) Names of the persons to whom the entity issued the securities or the basis on which those persons were determined:

   The Establishment Shares, Establishment Options and Collateral Shares were issued to Kentgrove.

e) The use (or intended use) of the funds raised.

   The Establishment Shares, Establishment Options and Collateral Shares were all issued for nil cash consideration.

   Any funds raised on the exercise of the Establishment Options will be used by the Company for general working capital purposes, and to:
   i) commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGen*plus* breast cancer risk assessment test and a colon cancer risk assessment test;
   ii) progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and
   iii) explore and capitalise on Blockchain opportunities in the medical and biotech industries.

7.4 Directors' Recommendation

The Directors of the Company consider that Resolution 10 is in the best interests of the Company and recommend that Shareholders vote in favour of this Ordinary Resolution.

8. RESOLUTION 11: APPROVAL OF STRATEGIC ALLIANCE AND ISSUE OF MILESTONE SHARES TO BLOCKCHAIN GLOBAL LIMITED

8.1 Background

As announced on 15 February 2018, the Company entered into a non-binding term sheet with Blockchain Global Limited (BCG) which outlined a proposed strategic alliance between the Company and BCG with respect to the provision of a suite of blockchain opportunities for GTG to leverage GTG's existing Genetic Testing Platform, existing CLIA approved laboratory and long history in Genomics and a proposed issue of 486,000,000 shares to BCG subject to the achievement of certain milestones (Term Sheet). It was intended that the non-binding term sheet would provide a framework for continued discussions and ultimately promote an agreement regarding potential medical and biotech blockchain applications being reached. As announced on 2 August 2018, a binding Framework Agreement has been entered by the Company and BCG and the proposed strategic alliance has been formalised on the terms set out below.

Resolution 11 seeks the approval of Shareholders of the commencement of the Framework Agreement as well as the issue of up to 486,000,000 Milestone Shares in the Company to BCG, on the terms set out below. b) BCG to assist with utilisation of the existing Genetic Testing Platform and existing CLIA approved laboratory to support a USA DNA genomic data platform utilising blockchain technology to enable rapid collection and dissemination of genomic data to big pharma, researchers and the general public for personalised medicine and health initiatives; BCG to assist with the outsourcing by GTG of development of blockchain based solutions to tackle the estimated $200 billion a year loss by big pharma as a result of global drug counterfeiting; and Establishment of a division within GTG incorporating a Blockchain accelerator and seed investment arm focussing on the biotech and medical markets. A Pursued Opportunity will be deemed to be a ‘Commenced Opportunity’ upon: a) The entry by GTG and the counterparty to the Pursued Opportunity of a legally binding agreement for the commercialisation of the Pursued Opportunity (Pursued Binding Agreement); GTG having obtained all Shareholder Approval and all required regulatory approvals to permit the performance by GTG of its obligations under the Pursued Binding Agreement; The satisfaction of all pre-conditions under the Pursued Binding Agreement; and The entry into a binding agreement with BCG in respect of any services, duties or obligations to be assumed by BCG in respect of the Pursued Binding Agreement. 8.2 Framework Agreement The Company and BCG have entered the Framework Agreement, however, the commencement of the Framework Agreement and the issue of the Milestone Shares are subject to Shareholder approval. b) c) In formalising the proposed strategic alliance between the Company and BCG, the Framework Agreement sets out various obligations to be met by BCG, in order for BCG to reach milestones that then entitle BCG to the Milestone Shares. BCG must use its best endeavours to identify and introduce to GTG an ongoing pipeline of blockchain opportunities in (or with application in) the medical and biotech industries (Blockchain Opportunity). For each Blockchain Opportunity, BCG must provide full details of the Blockchain Opportunity in writing for GTG’s consideration, facilitate an introduction with key persons involved with the Opportunity and promptly respond to any queries that GTG may raise. c) 19 d) d) The Board will promptly consider each Blockchain Opportunity presented to them and the Company has complete discretion when considering whether to pursue a Blockchain Opportunity. The Company will promptly advise BCG of whether the Board has resolved to pursue the Blockchain Opportunity presented (referred to as a ‘Pursued Opportunity’) or not to pursue the Blockchain Opportunity presented. To the extent that a Pursued Opportunity involving BCG or a related entity involves the incorporation of any existing intellectual property rights into any new intellectual property rights developed as part of a Pursued Opportunity, then BCG shall grant (and shall procure its related entities to grant) the Company a non-exclusive, perpetual, irrevocable, royalty free worldwide licence to the existing intellectual property rights. Further, in the event that a Pursued Opportunity involving BCG or a related entity results in the development or creation of any new intellectual property rights, all new intellectual property rights will be owned (on creation) by, and vest in, the Company where the Company is the sole party involved in the Pursued Opportunity. Blockchain Opportunities may cover a diverse array of opportunities utilising blockchain technology in (or with application in) the medical and biotech industries including (without limitation): a) strategic alliances or partnerships with third parties to collaborate on or develop bloackchain solutions for the medial and biotech industries utilising laboratory or clinical datasets; After notifying BCG of a Pursued Opportunity, the parties will work together in good faith and GTG may (in its sole discretion) propose to the counterparty to the Pursued Opportunity, the possible terms on which those parties may seek to undertake commercialisation of the Pursued Opportunity. (Relevant Agreement). NOTICE OF AGM 2018

8.3 Milestone Shares The Milestone Shares are to be issued subject to Shareholder approval and certain Milestones being achieved. These Milestones are based on the Board commencing a Blockchain Opportunity presented by BCG as well as GTG’s Share performance on the ASX. Subject to approval at the Meeting and such issue not resulting in a breach of Chapter 6 of the Corporations Act or otherwise requiring Shareholder approval under Item 7 of Section 611 of the Corporations Act, the following Shares will be issued to BCG (or its nominee) following the achievement of each of the following respective milestones: Under the Corporations Act, a ‘related party’ of a public company includes a director of a company and their spouse, parents and children, any entities controlled by such persons and an entity that controls the entity. ordinary securities on issue at the beginning of the twelve month period (15% Capacity) without the prior approval of a majority of disinterested shareholders, or the issue otherwise comes within one of the exceptions to Listing Rule 7.1 (15% Rule). However, under Listing Rule 7.2 (Exception 14), if approval is being sought under Listing Rule 10.11, approval will not be required under Listing Rule 7.1. Therefore the Performance Rights will not count towards the Company’s 15% Capacity under Listing Rule 7.1 if this Resolution 11 is approved. A number of Directors of the Company presently or previously have had involvement with BCG. Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG. Peter Rubinstein has a direct and indirect share interest in BCG of 8% and is a director of BCG. George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Paul Kasian was previously a director of BCG, however is no longer a director of BCG and holds no shareholding interest in BCG. Given the interests of various Directors with BCG, for good corporate governance reasons, the Company has historically sought to apply the related party standards to any transaction with BCG, regardless of whether or not BCG is in fact technically a related party of the Company. For this reason, details of the arrangements with BCG are set out above and the Company is seeking Shareholder approval to the commencement of the Framework Agreement and the issue of the Milestone Shares, regardless of whether or not BCG is in fact technically a related party of the Company. 8.7 Listing Rule 10.13 Listing Rule 10.13 sets out the requirements for a notice of meeting to approve the issue of shares under Listing Rule 10.11. 20 a) 162,000,000 Shares will be issued upon GTG’s Share trading price reaching 2.5c or above on the ASX for a period of 10 consecutive ASX trading days, and subject to one Blockchain Opportunity becoming a Commenced Opportunity on or before 27 December 2019 (Milestone One); 162,000,000 Shares will be issued upon GTG’s Share trading price reaching 3c or above on the ASX for a period of 10 consecutive ASX trading days, and subject to a second Blockchain Opportunity becoming a Commenced Opportunity on or before 27 March 2020 (Milestone Two); 162,000,000 Shares will be issued upon GTG’s Share trading price reaching 3.5c or above on the ASX for a period of 10 consecutive ASX trading days, and subject to a third Blockchain Opportunity becoming a Commenced Opportunity on or before 27 June 2020 (Milestone Three). For the purposes of Listing Rule 10.13 and for all other purposes the following information is provided to Shareholders in respect of Resolution 11: a) Name and Relationship of the Related Party: BCG (or its nominee). Given the interests of various Directors with BCG (details of which are set out above), for good corporate governance reasons, the Company has historically sought to apply the Related Party standards to any transaction with BCG, regardless of whether or not BCG is in fact technically a Related Party of the Company. As at the date of this Notice however, BCG holds no Shares in the Company. Maximum number of securities to be issued (if known) or the formula for calculating the number of Securities to be issued: The maximum number of securities to be issued is 486,000,000 Milestone Shares. b) 8.5 Listing Rule 10.11 Listing Rule 10.11 requires that an entity must obtain the approval of Shareholders to issue Securities to a Related Party and in doing so must SURYLGH WKH LQIRUPDWLRQ VSHFL²HG in Listing Rule 10.13, unless an exception applies. c) b) 8.6 Listing Rule 7.1: Issues exceeding 15% of capital Listing Rule 7.1 prohibits a listed company, except in certain cases, from issuing in any 12 month period new Equity Securities equivalent in number to more than 15% of the total number of 8.4 Related Party Under the Listing Rules, a ‘related party’ has the meaning given under the Corporations Act.

c) Date by which the Milestone Shares will be issued:

The Company will issue the Milestone Shares within one month of approval of Resolution 11.

As the Milestone Shares may only be issued upon certain Milestones being met, it is possible that the Milestone Shares may be issued later than one month after the Meeting.

As such, the Company has made an application to ASX for a waiver of Listing Rule 10.13.3 extending the period in which the Company may issue the Milestone Shares from the usual one month period following the Meeting to a period ending on 27 July 2020.

In the event that this waiver is granted, the Company may issue the Milestone Shares in reliance on this waiver without seeking further shareholder approval. In the event this waiver is not approved, the Company will not be able to issue the Milestone Shares more than one month after this Meeting unless further shareholder approval is obtained.

d) Issue price and terms of the Milestone Shares:

The Milestone Shares will be issued for nil cash consideration, as they will be issued on the achievement of the Milestones.

Each Milestone Share will rank, on and from issue, in all respects pari passu with the then existing Shares.

e) Intended use of funds raised:

No funds will be raised by the issue of the Milestone Shares.

8.8 Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act prohibits a public company from giving a Financial Benefit to a Related Party of the public company unless providing the benefit falls within a prescribed exception to the general prohibition. Relevantly, there is an exception if the company first obtains the approval of its Shareholders in a general meeting in circumstances where certain requirements specified in Chapter 2E in relation to the convening of that meeting have been met.

A "Financial Benefit" for the purposes of the Corporations Act has a very wide meaning. It includes a public company paying money or issuing securities to the Related Party. In determining whether or not a financial benefit is being given, it is necessary to look to the economic and commercial substance and effect of what the public company is doing (rather than just the legal form). Any consideration which is given for the financial benefit is to be disregarded, even if it is full or adequate.

This proposed Resolution 11, if passed, will confer Financial Benefits, namely, the commencement of the Framework Agreement and the issue of the Milestone Shares, on BCG. Given the interests of various Directors with BCG (details of which are set out above), for good corporate governance reasons, the Company has historically sought to apply the Related Party standards to any transaction with BCG, regardless of whether or not BCG is in fact technically a Related Party of the Company. For this reason the Company seeks to obtain Shareholder approval in respect of the Framework Agreement and the Milestone Shares in accordance with the requirements of Chapter 2E of the Corporations Act.

For the purposes of Chapter 2E of the Corporations Act and for all other purposes the following information is provided to Shareholders:

a) The Related Party to whom Resolution 2 would permit the Financial Benefit to be given (section 219(1)(a))

BCG (or its nominee)

Given the interests of various Directors with BCG (details of which are set out above), for good corporate governance reasons, the Company has historically sought to apply the Related Party standards to any transaction with BCG, regardless of whether or not BCG is in fact technically a Related Party of the Company.

b) The nature of the Financial Benefit (section 219(1)(b))

<u>Framework Agreement</u>

The nature of the proposed Financial Benefit is the commencement of the Framework Agreement which provides for the issue of the Milestone Shares in certain circumstances.

<u>Milestone Shares</u>

The nature of the proposed Financial Benefit is the issue of Milestone Shares.

The Milestone Shares are to be granted in order to provide appropriate incentive for BCG to introduce and assist the Company in pursuing and ultimately securing Blockchain Opportunities.

In providing Blockchain Opportunities to the Company, BCG will assist the Company to access increased services and market opportunities across the biomedical landscape and ultimately to enhance Shareholder value in the Company. BCG will be instrumental in the Company's implementation of Blockchain Opportunities, demonstrating the value of their assistance to the Company.

21

NOTICE OF AGM 2018

The Board considers the number of Milestone Shares (486,000,000) to be appropriate in all circumstances, particularly as the Milestone Shares are split into three groups of 162,000,000 Shares and having regard to requirement of a Blockchain Opportunity becoming a Commenced Opportunity before each group of Milestone Shares are issued. In addition, it is also noted, that if all Milestone Shares are issued, they would represent 16.63% of Shares on issue (based on the current number of Shares on issue and disregarding and issues pursuant to the Placement).

Refer also to details above and 4(c) below for the reasons for giving the benefit and the basis for which it is given.

c) Directors' Recommendation (section 219(1)(c))

Dr Lindsay Wakefield considers that Resolution 11 is in the best interests of the Company and recommend that Shareholders vote in favour of this Ordinary Resolution.

Dr Paul Kasian, Dr George Muchnicki, Mr Peter Rubinstein and Mr Sam Lee each abstain from making a recommendation on Resolution 11 given they each have (or have previously had) an interest in BCG.

d) Directors' Interest and other remuneration (section 219(1)(d))

The Directors of GTG have the following shareholdings and interests in BCG:

i) Sam Lee – 21% shareholder, founder and current director;

ii) Peter Rubinstein – 8% shareholder and director;

iii) George Muchnicki – 3.4% shareholder; and

iv) Paul Kasian - no shareholding, previously a director (in the past 6 months).

In addition, Mr Peter Rubinstein and Mr Sam Lee will benefit via a bonus/ performance hurdle for any of the BCG introduced projects which are accepted by Company and result in the issue of milestone shares by the Company to BCG.

Dr Lindsay Wakefield has no interest in BCG.

Details of the other remuneration of each of the Directors is set out in section 5.5.

e) Valuation of Framework Agreement and Milestone Shares

Framework Agreement

The nature of the proposed Financial Benefit is the commencement of the Framework Agreement which will ultimately provide for the issue of the Milestone Shares.

Milestone Shares

Shares in the same class as the Milestone Shares are currently quoted on the ASX and as such will have a tradeable market value.

Information regarding the indicative market value of the Milestone Shares the subject of Resolution 11 is set out in the table below based on the following:

i) the ASX Market Price of Shares on 2 August 2018, being the date of announcement of the terms of the strategic alliance with BCG ($0.011);

ii) the ASX Market Price of Shares on 5 October 2018 ($0.012); and

iii) the VWAP of the Company's Shares for the 15 trading days between 17 September 2018 and 5 October 2018 ($0.011).

No. of BCG Milestone Shares	Value based on closing price on 2 August 2018 ($0.011)	Value based on closing price on 5 October 2018 ($0.012)	Value based on 15 trading day VWAP ($0.011)	Issue Price ($nil)
486,000,000	$5,346,000.00	$5,832,000.00	$5,346,000.00	Nil

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f) Any other information that is reasonably required by Shareholders to make a decision and that is known to the Company or any of its Directors (section 219(1)(e) and 219(2))

There is no other information known to the Company or any of its Directors relevant to Resolution 11 save and except as follows:

i) Market Price movements

The valuation of the Milestone Shares noted above is based on a Market Price of the Shares.

There is a possibility that the market price of the Shares on the date of issue of the Milestone Shares will be different to the price noted above and that the market price of the Shares will change up to the date of the Meeting. The effect on the valuation for the Milestone Shares, of movements in the Market Price of the Shares is set out below:

Market Price	Valuation total - assumes 486,000,000 Milestone Shares issued
($0.006)	$2,916,000.00
($0.012)	$5,832,000.00
($0.018)	$8,748,000.00
($0.024)	$11,664,000.00

ii) Trading history

In the 12 months prior to 5 October 2018, the Company's trading history is as follows:

- the highest trading price was $0.021 on 8 January 2018;
- the lowest trading price was $0.007 on 31 October 2017; and
- the VWAP per Share over the 12 month period prior to 5 October 2018 was $0.0133.

The trading price of the Shares on the close of trading on 5 October 2018 was $0.012.

iii) Opportunity Costs

The opportunity costs and benefits foregone by the Company entering the Framework Agreement and issuing the Milestone Shares is the dilutionary impact on the issued share capital of the Company. To the extent that the dilutionary impact caused by the issue of the Milestone Shares will be detrimental to the Company, this is more than offset by the advantages accruing from the Company securing the services of an experienced and leading global blockchain technology commercialisation and investment company on appropriate incentive terms and conserving the cash resources of the Company in this regard.

It is also considered that the potential increase of value in the Milestone Shares is dependent upon a concomitant increase in the value of the Company and its Shares generally.

iv) Taxation Consequences

The granting of the Milestone Shares should not be subject to GST as the issue of Shares is regarded as a financial supply for GST purposes. The GST on any costs incurred by the Company in respect of the issue of the Milestone Shares are not claimable unless the financial acquisitions threshold is not breached or those costs qualify as a reduced credit acquisition.

The Company is not able to claim an income tax deduction in respect of the issue of the Milestone Shares.

The Company is not liable to any duty in respect of the issue of the Milestone Shares.

v) Dilutionary Effect

The effect that the issue of the Milestone Shares will have on the issued Shares of the Company is set out in Annexure D.

Save as set out in this Explanatory Memorandum, the Directors are not aware of any other information that will be reasonably required by Shareholders to make a decision in relation to the benefits contemplated by Resolution 11.

9. RESOLUTION 12: APPROVAL OF PROPOSED NEW PLACEMENT OF SHARES TO SOPHISTICATED INVESTORS

9.1 Introduction

The Company requires additional funding to assist with its funding and expansion requirements to:

- commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGen*plus* breast cancer risk assessment test and a colon cancer risk assessment test;
- progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and
- explore and capitalise on Blockchain opportunities in the medical and biotech industries,

and for its general working capital purposes and is seeking Shareholder approval for the ability to raise capital from unrelated institutional, sophisticated or otherwise exempt investors (Subscribers) who wish to subscribe for Shares in the Company (Further Shares), being persons described in Section 708 of the Corporations Act.

23

NOTICE OF AGM 2018

By Resolution 12 the Company is seeking prior Shareholder approval for the purposes of ASX Listing Rule 7.1. By obtaining the prior approval of Shareholders for the issue of securities proposed under this Resolution 12, the Company will be able to issue up to $15 million worth of Further Shares to the Subscribers at an issue price per Share of not less than 80% of the VWAP of the Shares calculated over the last 5 days on which sales in the Shares were recorded before the day on which the Further Shares are issued (Minimum Share Price). The maximum number of Further Shares which may be issued is calculated by dividing $15 million by the Minimum Share Price applicable at that time without being in breach of ASX Listing Rule 7.1. If this resolution is approved those Further Shares will not be included in the calculation of the Company's 15% entitlement under ASX Listing Rule 7.1.

9.2 Listing Rules 7.1

Subject to certain exceptions, Listing Rule 7.1 prohibits a listed company, from issuing or agreeing to issue in any 12 month period new Equity Securities equivalent in number to more than 15% of the total number of ordinary securities on issue at the beginning of the twelve month period (15% Capacity) without either the prior approval of a majority of disinterested shareholders, or the issue otherwise falls within one of the prescribed exceptions to Listing Rule 7.1 (15% Rule).

Equity Securities issued with shareholder approval under ASX Listing Rule 7.1 do not count towards the 15% Capacity.

Therefore the Company is seeking Shareholder approval in accordance with Listing Rule 7.1 to issue the Further Shares, so that the issue of those Shares do not count towards the Company's 15% Capacity.

9.3 Information required under ASX Listing Rules 7.1

For the purposes of Listing Rule 7.3 and for all other purposes the following information is provided to Shareholders:

a) The maximum number of securities the Company is to issue:

   The maximum number of Further Shares to be issued will be calculated as a function of $15 million divided by the Minimum Share Price.

b) The date by which the securities will be issued:

   The Further Shares will be issued within 3 months of the date of Shareholder approval of this Resolution 12. Further Shares will be issued progressively.

c) The issue price of securities:

   As determined by the Board but not less than the Minimum Share Price defined above.

d) The names of the allottees or the basis upon which the allottees were determined:

   The allottees will be unrelated, institutional, sophisticated or otherwise exempt investors (being persons described in Section 708 of the Corporations Act) to be identified by the Company. The Future Placement Shares will not be issued to any Subscriber who, upon such issue, and in combination with that Subscriber's associates, would have a Relevant Interest in excess of 19.99% of the Shares in the Company, unless further Shareholder approval is obtained or the issue of Further Shares to that recipient otherwise complies with Chapter 6 of the Corporations Act.

e) The terms of the securities:

   Further Shares to be issued will be fully paid ordinary shares ranking equally in all respects with all other fully paid ordinary shares then on issue in the Company.

f) The intended use of the funds raised:

   If the Further Shares are allotted, the funds raised will be used by the Company to assist with its funding and expansion requirements to;

   i) commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGen*plus* breast cancer risk assessment test and a colon cancer risk assessment test;

   ii) progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and

   iii) explore and capitalise on Blockchain opportunities in the medical and biotech industries.

and for its general working capital purposes.

9.4 Directors' Recommendation

The Directors of the Company consider that Resolution 12 is in the best interests of the Company and recommend that Shareholders vote in favour of this Ordinary Resolution.

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SPECIAL BUSINESS

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10. RESOLUTION 13: APPROVAL OF INCREASED PLACEMENT CAPACITY

10.1 Introduction

Pursuant to Resolution 13, the Company is seeking Shareholder approval to issue an additional 10% of issued capital over a 12 month period pursuant to Listing Rule 7.1A. If passed, this resolution will allow the Company to allot and issue up to the number of new Equity Securities calculated in accordance with Listing Rule 7.1A.2 (Placement Securities) each at an issue price of at least 75% of the VWAP for the Company's Equity Securities in that class (calculated over the last 15 days on which trades in the Equity Securities are recorded immediately before the date on which the price at which the Placement Securities are to be issued is agreed, or if the Placement Securities are not issued within five trading days of that date, the date on which the Placement Securities are issued) (Issue Price).

This approval is sought pursuant to Listing Rule 7.1A. Under Listing Rule 7.1A, small and mid cap listed entities that meet the eligibility threshold and have obtained the approval of their ordinary shareholders by special resolution at the Annual General Meeting, are permitted to issue an additional 10% of issued capital over a 12 month period from the date of the annual general meeting (Additional 10% Placement). The Additional 10% Placement under Listing Rule 7.1A is in addition to the ability of the Company to issue 15% of its issued capital without shareholder approval over a 12 month period pursuant to Listing Rule 7.1. The Company may issue the Placement Securities to raise funds for the Company and as non-cash consideration (further details of which are set out below).

Funds raised from any issue of the Placement Securities are intended to be used as follows:

a) general working capital;
b) to commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGen*plus* breast cancer risk assessment test and a colon cancer risk assessment test;
c) to progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and
d) to explore and capitalise on Blockchain opportunities in the medical and biotech industries.

The Directors of the Company unanimously recommend that Shareholders vote in favour of Resolution 13.

10.2 Listing Rule 7.1A

a) General

i) Eligibility

Listing Rule 7.1A enables eligible entities, after obtaining shareholder approval at an annual general meeting, to issue equity securities up to 10% of its issued share capital through placements over a 12 month period after the annual general meeting (10% Placement Facility). The 10% Placement Facility is in addition to the Company's up to 15% placement capacity under Listing Rule 7.1.

An eligible entity for the purposes of Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is therefore an eligible entity.

NOTICE OF AGM 2018

26

ii) Special Resolution

Resolution 13 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative). Pursuant to Listing Rule 7.1A, no Placement Securities will be issued until and unless this Special Resolution is passed at the meeting.

iii) Shareholder Approval

The ability to issue the Placement Securities is conditional upon the Company obtaining shareholder approval by way of a Special Resolution at the meeting.

The Company is now seeking Shareholder approval by way of a Special Resolution to have the ability to issue equity securities under the 10% Placement Facility.

The exact number of equity securities to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in Listing Rule 7.1A.2.

Placement Securities must be in the same class as an existing quoted class of equity securities of the Company. The 10% Placement Facility will apply to the Company's Ordinary Shares.

b) 10% Placement Period - Listing Rule 7.1A.1

Shareholder approval of the 10% Placement Facility under Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

i) the date that is 12 months after the date of the Annual General Meeting at which the approval is obtained; or

ii) the date of the approval by shareholders of a transaction under Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking),

or such longer period if allowed by ASX.

If approval is given for the issue of the Placement Securities then the approval will expire on 29 November 2019 unless Shareholder approval is granted pursuant to Listing Rules 11.1.2 or 11.2 prior to that date.

The effect of Resolution 13 will be to allow the Directors to issue the Placement Securities under Listing Rule 7.1A during the 10% Placement Period without using the Company's 15% placement capacity under Listing Rule 7.1.

c) Calculation of Additional Capacity 10% Placement - Listing Rule 7.1A.2

Listing Rule 7.1A.2 provides that eligible entities which have obtained Shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Placement Securities calculated in accordance with the following formula:

Additional capacity = (A x D) – E where:

A is the number of shares on issue 12 months before the date of issue or agreement to issue:

i) plus the number of fully paid shares issued in the 12 months under an exception in Listing Rule 7.2;

ii) plus the number of partly paid shares that became fully paid in the 12 months;

iii) plus the number of fully paid shares issued in the 12 months with approval of holders of shares under Listing Rule 7.1 and 7.4;

iv) less the number of fully paid shares cancelled in the 12 months.

(Note that A is has the same meaning in Listing Rule 7.1 when calculating an entity's 15% placement capacity.)

D is 10%

E is the number of equity securities issued or agreed to be issued under Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of Shareholders under Listing Rule 7.1 or 7.4.

d) Listing Rule 7.1A.3

i) Equity Securities

Any Equity Securities issued under the Additional 10% Placement must be in the same class as an existing quoted class of Equity Securities of the Company.

As at the date of this notice of meeting, the classes of Equity Securities in the Company quoted on the ASX are Shares. The Company presently has 2,985,770,828 Shares on issue at the date of this Notice of Meeting.

ii) Minimum Issue Price

The issue price for the Placement Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 trading days immediately before:

A) the date on which the price at which the relevant Placement Securities are to be issued is agreed; or

B) if the relevant Placement Securities are not issued within five trading days of the date in paragraph (A) above, the date on which the relevant Placement Securities are issued.

10.3 Information to be given to ASX: Listing Rule 7.1A.4

If Resolution 13 is passed and the Company issues any Placement Securities under Listing Rule 7.1A, the Company will give to ASX:

e) a list of allottees of the Placement Securities and the number of Placement Securities allotted to each (this list will not be released to the market); and

f) the following information required by rule 3.10.5A, which will be released to the market on the date of issue:

   i) details of the dilution to the existing holders of Equity Securities caused by the issue;

   ii) where the Equity Securities are issued for cash consideration, a statement of the reasons why the Company issued the Equity Securities as a placement under rule 7.1A and not as (or in addition to) a pro rata issue or other type of issue in which existing shareholders would have been eligible to participate;

   iii) details of any underwriting arrangements, including any fees payable to the underwriter; and

   iv) any other fees or costs incurred in connection with the issue.

10.4 Listing Rules 7.1 and 7.1A

The ability of an entity to issue Equity Securities under Listing Rule 7.1A is in addition to the entity's 15% placement capacity under Listing Rule 7.1.

At the date of this Notice of Meeting, the Company has on issue 2,985,770,828 Shares. The Company will have the capacity to issue the following shares on the date of the Meeting:

a) 447,865,624 Shares under Listing Rule 7.1 (assuming Resolution 10 is passed); and

b) subject to shareholder approval being obtained under Resolution 13, 298,577,082 Shares under Listing Rule 7.1A.

The actual number of Equity Securities that the Company will have the capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (as described above).

10.5 Specific information required by Listing Rule 7.3A

Pursuant to and in accordance with Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

a) Minimum issue price of securities issued under Listing Rule 7.1A - Listing Rule 7.3A.1

   The issue price for the Placement Securities issued under Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 trading days immediately before:

   i) the date on which the price at which the relevant Placement Securities are to be issued is agreed; or

   ii) if the relevant Placement Securities are not issued within five trading days of the date in paragraph (A) above, the date on which the relevant Placement Securities are issued.

The actual number of Placement Securities that the Company will have capacity to issue under Listing Rule 7.1A will be calculated at the date of issue of the Placement Securities in accordance with the formula prescribed in Listing Rule 7.1A.2 (refer to Section 6.2(a) above).

b) Effect on existing (non-participating) Shareholders - economic and voting dilution

   If Resolution 13 is passed and the Company issues the Placement Securities, there is a risk of economic and voting dilution to the existing Shareholders. The Company currently has on issue 2,985,770,828 Shares. The Company could issue 298,577,082 Shares on the date of the meeting (however, it is important to note that the exact number of Equity Securities which may be issued will be calculated in accordance with the formula contained in Listing Rule 7.1A.2 details of which are set out above). Any issue of Placement Securities will have a dilutive effect on existing Shareholders.

   There is a specific risk that:

   i) the Market Price for the Company's equity securities may be significantly lower on the date of the issue of the Placement Securities than on the date of the Annual General Meeting; and

   ii) the Placement Securities may be issued at a price that is at a discount to the Market Price for the Company's equity securities on the issue date or the Placement Securities are issued as part of consideration for the acquisition of a new asset, which may have an effect on the amount of funds raised by the issue of the Placement Securities.

27

NOTICE OF AGM 2018

The below table shows the potential economic and voting dilution of existing Shareholders on the basis of the current Market Price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in Listing Rule 7.1A.2 as at the date of this Notice and in circumstances where the issued share capital has doubled and the Market Price of the shares has halved. The table below also shows additional scenarios in which the issued share capital has increased (by both 50% and 100%) and the Market Price of the shares has:

- decreased by 50%; and
- increased by 50%.

The table has been prepared on the following assumptions:

i) The Company issues the maximum number of Placement Securities available under the 10% Placement Facility.

ii) The 10% voting dilution reflects the aggregate percentage dilution against the issued share capital at the time of issue. This is why the voting dilution is shown in each example as 10%.

iii) The table does not show an example of dilution that may be caused to a particular Shareholder by reason of placements under the 10% Placement Facility, based on that Shareholder's holding at the date of the Annual General Meeting.

iv) The table shows only the effect of issues of Placement Securities under Listing Rule 7.1A, not under the 15% placement capacity under Listing Rule 7.1.

v) The issue of Placement Securities under the 10% Placement Facility consists only of Ordinary Shares.

vi) The issue price is $0.012, being the closing price of the Shares on ASX on 5 October 2018.

Variable 'A' in Listing Rule 7.1A.2		50% decrease in Issue Price ($0.006)	Issue Price ($0.012)	50% increase in Issue Price ($0.018)
Current Variable A (2,985,770,828 Shares)	10% Voting Dilution	298,577,083 shares	298,577,083 shares	298,577,083 shares
	Funds raised	$1,791,462	$3,582,925	$5,374,387
50 % increase in current Variable A (4,478,656,242 Shares)	10% Voting Dilution	447,865,624 shares	447,865,624 shares	447,865,624 shares
	Funds raised	$2,687,194	$5,374,387	$8,061,581
100% increase in current Variable A (5,971,541,656 Shares)	10% Voting Dilution	597,154,166 shares	597,154,166 shares	597,154,166 shares
	Funds raised	$3,582,925	$7,165,850	$10,748,775

c) Date by which Placement Securities may be issued - Listing Rule 7.3A.3

The Company will only issue and allot the Placement Shares during the 10% Placement Period that is at any time up to 29 November 2019. An approval given under Resolution 13 for the issue of the Placement Securities will cease to be valid in the event that Shareholders approve a transaction under Listing Rule 11.1.2 (a significant change to the nature or scale of activities) or Listing Rule 11.2 (disposal of main undertaking).

d) Purposes for which Placement Securities may be issued - Listing Rule 7.3A.4

The Company may seek to issue the Placement Securities for the following purposes:

i) non-cash consideration for the acquisition of new assets and investments. In such circumstances the Company will provide a valuation of the non-cash consideration as required by Listing Rule 7.1A.3; or

ii) cash consideration. In such circumstances, the Company intends to use the funds raised towards:

A) general working capital;

B) to commercialise existing R&D capabilities, IP and introduce an enhanced BREVAGen*plus* breast cancer risk assessment test and a colon cancer risk assessment test;

28

C) to progress development of a suite of genetic screening tests targeting both cancer and non-oncological diseases utilising the latest technology and platforms, and D) to explore and capitalise on Blockchain opportunities in the medical and biotech industries. The allottees under the 10% Placement Facility have not been determined as at the date of this Notice but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company. A) The Establishment Shares and Collateral Shares are fully paid ordinary shares in the Company and rank parri passu with all other Shares on issue. The Establishment Shares and Collateral Shares were issued on the terms set out in the Explanatory Memorandum in respect of Resolution 9; and B) The Establishment Options were issued to Kentgrove on the terms set out in the Explanatory Memorandum in respect of Resolution 9 and are exercisable at $0.0153 each and expiring three years from the date of issue (8 August 2021). iii) The names of the persons to whom the entity issued the securities or the basis on which those persons were determined; Issued to Kentgrove pursuant to the Kentgrove Facility (refer Resolution 10 of the Notice of Meeting). iv) The price at which the equity securities were issued and the discount (if any) that the issue price represented to closing market price on the day of issue; The Establishment Shares, Collateral Shares and Establishment Options were all issued for nil cash consideration pursuant to the Kentgrove Facility. The deemed issue price of the Equity Securities was $0.0113, being the 10 day VWAP prior to entry into the Kentgrove Facility, representing a closing market price on 8 August 2018 of approximately 8%. Further, if the Company is successful in acquiring new assets or investments for which Placement Securities are issued as consideration, it is likely that the allottees of some of the Placement Securities will be the vendors of the new assets or investments. f) Equity Security Issues in the previous 12 months The Company will comply with the disclosure obligations under Listing Rules 7.1A (4) and 3.10.5A upon issue of any Placement Securities. e) Company’s Share allocation policy - Listing Rule 7.3A.5 29 The Company previously obtained Shareholder approval under Listing Rule 7.1A at the 2017 Annual General Meeting of the Company held on 23 November 2017. The Company’s Share allocation policy for the issue of equity securities under this 10% Placement Facility is dependent on the prevailing market conditions at the time of any proposed issue. The identity of the allottees of Placement Securities will be determined on a case-by-case basis having regard to the factors including but not limited to the following: i) the methods of raising funds that are available to the Company, including but not limited to, issues in which existing security holders can participate; ii) the effect of the issue of the Placement Securities on the control of the Company; iii) WKH ²QDQFLDO VLWXDWLRQ DQG solvency of the Company; and iv) advice from corporate, ²QDQFLDO DQG EURNLQJ DGYLVHUV (if applicable). The total number of Equity Securities issued in the 12 months preceding the date of this Meeting is 121,333,100 (being 108,833,100 Shares and 12,500,000 Options), which represents 4.83% of the total number of equity securities on issue at the commencement of the 12 month period. The following are the details of all issues of equity securities by the Company during the 12 months preceding the date of this meeting: i) The number of Equity Securities issued in the past 12 months: A) 108,833,100 Shares (comprising the Establishment shares and Collateral Shares) issued under the Kentgrove Facility; and B) 12,500,000 Options, representing the Establishment Options issued under the Kentgrove Facility. The class of equity securities issued, and a summary of the terms of that class; ii) NOTICE OF AGM 2018

11. FURTHER INFORMATION The Directors of the Company are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in the Notice of Annual General Meeting. The Establishment Options were issued for nil cash consideration. As there is not a quoted class of Options on the same terms as the Establishment Options it is not possible to determine such discount. The Establishment Options are exercisable at $0.0153 each and expire three years from the date of issue (8 August 2021). v) If the issue was for cash: the total cash consideration, the amount of cash that has been spent, what it was spent on, and what is the intended use for the remaining amount of that cash (if any); The Establishment Shares, Establishment Options and Collateral Shares were all issued for nil cash consideration. vi) If the issue was for non-cash consideration; the non-cash consideration that was paid and the current value of that non-cash consideration; The Establishment Shares, Establishment Options and Collateral Shares were all issued for nil cash consideration pursuant to the Kentgrove Facility (details of which are set out above). The Establishment Shares have a current value of $105,997 based on the Market Price on 5 October 2018. The Collateral Shares have a current value of $1,200,000 based on the Market Price on 5 October 2018. As there is not a quoted class of Options on the same terms as the Establishment Options it is not possible to determine such discount. The Directors recommend members read this Explanatory Memorandum in full and, if desired, seek advice from their own independent ²QDQFLDO RU OHJDO DGYLVHU DV to the effect of the proposed Resolutions before making any decision in relation to the proposed Resolutions. 30 10.6 Directors Recommendation The Directors of the Company consider that Resolution 13 is in the best interests of the Company and recommend that Shareholders vote in favour of this Special Resolution.

INTERPRETATION

$ means Australian dollars.

Advisory Resolution means a non-binding resolution passed by more than 50% of the votes cast at a general meeting of shareholders.

Annual General Meeting or **Meeting** means the Annual General Meeting convened by the Notice.

ASIC means the Australian Securities and Investments Commission.

ASX means ASX Limited (ACN 008 624 691) or the Australian Securities Exchange, as the context requires.

ASX Listing Rules or **Listing Rules** means the official listing rules of ASX.

ASX Waiver means the application to ASX for a waiver of Listing Rule 10.3.13 made by the Company on 10 October 2018 to issue the Milestone Shares outside of three months following the Meeting.

BCG means Blockchain Global Limited (ACN 601 628 497).

BCG Milestone Shares or **Milestone Shares** means the issue of up to 486,000,000 Shares on the terms set out in the Explanatory Memorandum in respect of Resolution 11 to be issued to BCG (or its nominee).

Board means the current board of directors of the Company.

Business Day means Monday to Friday inclusive, except New Year's Day, Good Friday, Easter Monday, Christmas Day, Boxing Day, and any other day that ASX declares is not a business day.

Chair means the person appointed to chair the Meeting.

Closely Related Party (as defined in the Corporations Act) of a member of the Key Management Personnel for an entity means:

a) a spouse or child of the member;

b) a child of the member's spouse;

c) a dependant of the member or the member's spouse;

d) anyone else who is one of the member's family and may be expected to influence the member, or be influenced by the member, in the member's dealings with the entity;

e) a company the member controls; or

f) a person prescribed by the regulations for the purposes of this definition.

Collateral Shares means 100,000,000 Shares issued to Kentgrove on 8 August 2018], the subject of Resolution 10.

Company or **GTG** means Genetic Technologies Limited (ACN 009 212 328).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors means the current directors of the Company.

Equity Securities has the meaning given in the Listing Rules.

Establishment Options means 25,000,000 unlisted Options issued to Kentgrove on 8 August 2018, the subject of Resolution 10, on the terms set out in Annexure B.

Establishment Shares means 8,833,100 Shares issued to to Kentgrove on 8 August 2018, the subject of Resolution 10.

Explanatory Memorandum means the explanatory memorandum accompanying the Notice.

Facility Shares means the Shares to be issued to Kentgrove pursuant to the Facility in response to a Placement Request which is accepted by Kentgrove.

Financial Benefit has the meaning given to that term in the Corporations Act.

Framework Agreement means the agreement between the Company and Blockchain Global Limited, entered into on 30 July 2018, a summary of which is contained in section 8.2.

Hainan Agreement means a binding agreement entered by GTG and Beijing Zishan Health Consultancy Ltd in respect of the establishment of a joint venture company to be registered in the People's Republic of China, subsequent to the framework agreement executed on 14 August 2018, according to which GTG and Beijing Zishan Health Consultancy Ltd will explore opportunities to achieve market entry, through a Joint Venture, for GTG's genomic tests into the health sector in the People's Republic of China.

31

NOTICE OF AGM 2018

Hainan Joint Venture means the creation of a new corporate entity/ structure which, subject to formalisation of the Hainan Agreement between GTG and Beijing Zishan Health Consultancy Ltd will take on the functions of sales, account management, marketing and promotion of GTG's genetic risk assessment products for the Chinese market.

Kentgrove means Kentgrove Capital Growth Fund, an investment fund managed by Kentgrove Capital Pty Ltd (ACN 150 638 627).

Kentgrove Facility or **Facility** means the agreement between the Company and Kentgrove as announced on 8 August 2018, details of which were set out in the Explanatory Memorandum text of Resolutions 9 and 10.

Key Management Personnel has the definition given in the accounting standards as those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly and indirectly, including any director (whether executive or otherwise) of that entity.

Listing Rule or **Listing Rules** means the official listing rules of the ASX as amended from time to time;

Market Price means the closing price of Shares in the Company on the ASX on a particular day.

Milestone One means the issue of 162,000,000 Shares upon GTG's Share trading price reaching 2.5c or above on the ASX for a period of 10 consecutive ASX trading days, and subject to one Blockchain Opportunity becoming a Commenced Opportunity on or before 27 December 2019.

Milestones means Milestone One, Milestone Two and Milestone Three collectively.

Milestone Three means the issue of 162,000,000 Shares, upon GTG's Share trading price reaching 3.5c or above on the ASX for a period of 10 consecutive ASX trading days, and subject to a third Blockchain Opportunity becoming a Commenced Opportunity on or before 27 March 2020.

Milestone Two means the issue of 162,000,000 Shares, upon GTG's Share trading price reaching 3c or above on the ASX for a period of 10 consecutive ASX trading days, and subject to a second Blockchain Opportunity becoming a Commenced Opportunity on or before 27 June 2020.

Minimum Issue Price means the minimum price at which Kentgrove can subscribe for Shares in respect of a particular placement request, as specified by the Company in the relevant placement request, under the Kentgrove Facility.

Notice or **Notice of Meeting** or **Notice of Annual General Meeting** means this notice of Annual General Meeting including the Explanatory Memorandum and the Proxy Form.

Option means an option which entitles the holder to subscribe for one Share.

Ordinary Resolution means a resolution passed by more than 50% of the votes cast at a general meeting of Shareholders.

Performance Rights means the Performance Rights to be issued to the Directors of the Company, the subject of Resolutions 4, 5, 6, 7, and 8.

Placement Period means the 4 week period in which Facility Shares can be placed, unless a period of time is otherwise agreed by the parties.

Placement Request means the request issued by the Company setting out the Placement Period, maximum placement amount and the Minimum Issue Price, which may be accepted by Kentgrove, under the Kentgrove Facility.

Resolutions means the resolutions set out in the Notice of Meeting, or any one of them, as the context requires.

Related Party has the meaning given to that term in the Corporations Act.

Relevant Interest has the meaning given to that term in the Corporations Act.

Section means a section of the Explanatory Memorandum.

Share means a fully paid ordinary share in the issued capital of the Company.

Shareholder means a holder of a Share.

Special Resolution means a resolution passed by more than 75% of the votes cast at a general meeting of shareholders.

Term means the 20 month term of the Kentgrove Facility commencing on the date of entry of the Facility.

Term Sheet means the non-binding term sheet entered into by the Company and BCG as announced on 15 February 2018.

VWAP means means, in relation to a Trading Day, the volume weighted average price of the Shares traded in the ordinary course of business on the ASX on that Trading Day, excluding crossings executed outside the open session state, special crossings, overseas trades and trades pursuant to exercise of options over Shares.

Any inquiries in relation to the Resolutions or the Explanatory Memorandum should be directed to Mr Kevin Fischer (Company Secretary), 60-66 Hanover Street, Fitzroy VIC 3065 (+61 3 8412 7009).

32

ANNEX URE ANNEXURE A: SUMMARY OF THE ESOP Summary of the key terms of the Employee Share and Option Plan: 7) The Option Period commences on the Option Commencement Date and ends on the earlier of: d) the Eligible Person ceasing to be employed or engaged by the Company or an Associated Body Corporate of the Company due to fraud, dishonesty or being in material breach of their obligations to the Company or an Associated Body Corporate. a) the expiration of such period nominated by the Board at its sole discretion at the time of the grant of the Option but being not less than two years; if an Eligible Person’s employment or engagement with the Company or an Associated Body Corporate ceases because of an Uncontrollable Event, the earlier of: 1) The Plan is to extend to Eligible Persons or Eligible Associate (as the case may be) of Genetic Technologies Limited ACN 009 212 328 (Company) or an Associated Body Corporate of the Company as the Board may in its discretion determine. The total number of Securities which may be offered by the Company under this Plan shall not at any time exceed 5% of the Company’s total issued Shares when aggregated with the number of Securities issued or that may be issued as a result of offers made at any time during the previous three year period under: a) an employee incentive scheme covered by ASIC CO 14/1000; or b) an ASIC exempt arrangement of a similar kind to an employee incentive scheme. The Shares are to be issued at a price determined by the Board. The Options are to be issued for no consideration. The exercise price of an Option is to be determined by the Board at its sole discretion. The Option Commencement Date will be any such date or dates with respect to the Options or tranches of Options (as the case may be) as may be determined by the Board prior to the issuance of the relevant Options. b) 8) Eligibility to participate is determined by the Board. Eligibility is restricted to Eligible Persons (or their Eligible Associates where applicable) of the Company or an Associated Body Corporate of the Company. The Board is entitled to determine: 33 2) 1) the expiry of the Option Period; or six months (or such other period as the Board shall, in its absolute discretion, determine) from the date on which the Eligible Person ceased that employment or engagement; 2) a) subject to paragraph 2, the total number of Shares and Options to be offered in any one year to Eligible Persons or Eligible Associates; the Eligible Persons to whom offers will be made; and the terms and conditions of any Shares and Options granted, subject to the Plan. b) c) if an Eligible Person’s employment or engagement with the Company or an Associated Body Corporate ceases because of a Controllable Event: c) 9) In respect of Options, Option holders do not participate in dividends or in bonus issues unless the Options are exercised. 3) 1) the expiry of the Option Period; or three months (or such other period as the Board shall, in its absolute discretion, determine) from the date on which the Eligible Person ceased that employment or engagement; or 4) 10) Option holders do not have any right to participate in new issues of securities in the Company made to shareholders generally. The Company will, where required pursuant to the ASX Listing Rules, provide Option holders with notice prior to the books record date (to determine entitlements to any new issue of securities made to shareholders generally) to exercise the Options, in accordance with the requirements of the ASX Listing Rules. 2) 5) 6) NOTICE OF AGM 2018

11) In the event of a pro rata issue (except a bonus issue) made by the Company during the term of the Options the Company may adjust the exercise price for the Options in accordance with the formula in the terms of the Plan. 12) The Board has the right to vary the entitlements of Participants to take account of the effect of capital reorganisations, bonus issues or rights issues. 13) The terms of the Options shall only be changed if holders (whose votes are not to be disregarded) of Shares in the Company approve of such a change. However, the terms of the Options shall not be changed to reduce the Exercise Price, increase the number of Options or change any period for exercise of the Options. 14) The Board may impose as a condition of any offer of Shares and Options under the Plan any restrictions on the transfer or encumbrance of such Shares and Options as it determines. 15) The Board may vary the Plan. 16) The Plan is separate to and does not in any way form part of, vary or otherwise affect the rights and obligations of an Eligible Person under the terms of his or her employment or arrangement. 17) At any time from the date of an Offer until the Acceptance Date of that Offer, the Board undertakes that it shall provide information as to: a) the Current Market Price of the Shares; and b) the acquisition price of the Shares or Options offered where this is calculated by reference to a formula, as at the date of the Offer, to any Participant within three Business Days of a written request to the Company from that Participant to do so. 18) Any Offer made pursuant to this Plan will specify whether subdivision 83A-C of the applicable Tax Laws applies to that Offer such that any tax payable by a Participant under the Offer will be deferred to the applicable deferred taxing point described in that subdivision. In this Plan: Controllable Event means cessation of employment or engagement other than by an Uncontrollable Event. Uncontrollable Event means: a) death, serious injury, disability or illness which renders the Eligible Person incapable of continuing their employment or engagement (or providing the services the subject of the engagement) with the Company or Associated Body Corporate; forced early retirement, retrenchment or redundancy; or such other circumstances which results in an Eligible Person leaving the employment of or ceasing their engagement with the Company or Associated Body Corporate and which the Board determines is an Uncontrollable Event. 34 b) c)

ANNEXURE B: TERMS AND CONDITIONS OF ESTABLISHMENT OPTIONS

1) The Options shall be issued for no cash consideration;

2) The exercise price of each Option is $0.0153 (Exercise Price);

3) The Options will expire on the day that is three years after their issue (Expiry Date), currently anticipated to be 8 August 2021unless earlier exercised;

4) The Options are assignable and transferrable;

5) The Options may be exercised at any time wholly or in part by delivering a duly completed form of notice of exercise together with payment for the Exercise Price per Option to the Company at any time on or after the date of issue of the Options and on or before the Expiry Date. Payment may be made as directed by the Company from time to time, which may include by cheque, electronic funds transfer or other methods;

6) Upon the valid exercise of the Options and payment of the Exercise Price, the Company will issue fully paid ordinary shares ranking pari passu with the then issued ordinary shares within 2 business days of valid exercise and payment;

7) Option holders do not have any right to participate in new issues of securities in the Company made to shareholders generally. The Company will, where required pursuant to the ASX Listing Rules, provide Option holders with notice prior to the books record date (to determine entitlements to any new issue of securities made to shareholders generally) to exercise the Options, in accordance with the requirements of the Listing Rules.

8) Option holders do not participate in any dividends unless the Options are exercised and the resultant shares of the Company are issued prior to the record date to determine entitlements to the dividend;

9) In the event of any reorganisation (including consolidation, subdivision, reduction or return) of the issued capital of the Company the rights of an Option holder will be changed to comply with the Listing Riles (currently Listing Rule 7.22) applying to a reorganisation of capital at the time of the reorganisation;

10) If there is a pro rata issue (except a bonus issue), the Exercise Price of an Option may be reduced according to the following formula:

On = O – E [P-(S + D)]
N + 1

Where:

On = the new exercise price of the Option;

O = the old exercise price of the Option;

E = the number of underlying securities into which one Option is exercisable;

P = the volume weighted average market price per security of the underlying securities during the 5 trading days ending on the day before the ex right date or the ex entitlements date;

S = the subscription price for a security under the pro rata issue;

D = dividend due but not yet paid on the existing underlying securities (except those to be issued under the pro rata issue);

N = the number of securities with rights or entitlements that must be held to receive a `right to one new security.

11) If there is a bonus issue to the holders of shares in the Company, the number of shares over which the Option is exercisable shall be increased as specified in Listing Rule 6.22.3;

12) Whenever the number of Shares over which an Option is exercisable, or the applicable Option exercise price, is adjusted, the Company must give the holder written notice within 5 Business Days; and

13) The Company shall not apply for listing of the Options on the ASX.

35

NOTICE OF AGM 2018

ANNEXURE C: PERFORMANCE RIGHT TERMS

Summary of the key terms of the Performance Rights	
Performance Hurdles	The Class A Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days. The Class B Performance Rights vest and are exercisable upon the Share price reaching $0.02 or greater for more than 10 day consecutive ASX trading days and the Hainan Agreement being executed. The Class C Performance Rights vest and are exercisable upon the Hainan Joint Venture being listed on a recognised stock exchange and the market capitalisation of GTG's share of this listed Joint Venture reaching $100 million or above and being sustained for more than 10 consecutive ASX trading days. The Directors, being the recipients of the Performance Rights, must remain engaged by the Company at the time of satisfaction of the performance hurdle in order for the relevant Performance Right to vest.
Issue Price	The Directors, being the recipients of the Performance Rights, will not pay any consideration for the grant of Performance Rights.
Exercise Price	No amount shall be payable by Directors as recipients of the Performance Rights on the exercise of a Vested Performance Right.
Exercise Period	The Class A Performance Rights expire three years from being awarded. The Class B Performance Rights expire three years from being awarded. The Class C Performance Rights expire three years from being awarded.

Lapse	A Performance Right lapses, to the extent that it has not been exercised, on the earlier to occur of:
	▮ the date on which the Board makes a determination that the Performance Hurdles have not been satisfied;
	▮ the date on which the Board makes a determination that a Participant acts fraudulently or dishonestly or is in material breach of his or her obligations to the Company or an Associated Body Corporate; or
	▮ in the event of a Change in Control Event (being a scheme of arrangement, takeover bid, or ability to replace all or a majority of the Directors as defined below), the last day specified in writing in a notice given by the Board to each Participant, that he or she may exercise Vested Performance Rights;
	▮ if a Director's employment or engagement with the Company or related body corporate ceases because of:
	    – death, serious injury, disability or illness which renders the Director incapable of continuing their employment or engagement (or providing the services the subject of the engagement) with the Company or related body corporate;
	    – forced early retirement, retrenchment or redundancy; or
	    – such other circumstances which results in a Director leaving the employment of or ceasing their engagement with the Company or related body corporate and which the Board determines is an Uncontrollable Event;
	    – (each an Uncontrollable Event), the earlier of
	    – the end of the Exercise Period; or
	    – the date that is 3 months from the date of cessation of employment or engagement;
	▮ if a Director's employment or engagement with the Company or related body corporate ceases for reasons other than due a Uncontrollable Event:
	    – in respect of a Vested Performance Right, the earlier of:
	    – the end of the Exercise Period; or
	    – 3 months from the date of cessation of employment or engagement; or
	    – in respect of an Unvested Performance Right, the date of cessation of employment or engagement; and
	▮ the day ending at 5.00pm (Melbourne time) on the date which is 36 months following the date of issue of the Performance Rights, unless otherwise determined by the Board.

36

Summary of the key terms of the Performance Rights	
Rights and restrictions of Performance Rights	Performance Rights issued pursuant to the terms above have no rights to dividends or other distributions and no rights to vote at meetings of the Company until that Performance Right is exercised and the holder of the Performance Rights is a Shareholder in the Company; Shares acquired upon exercise of the Performance Rights will upon allotment rank pari passu in all respects with other Shares; If there are certain variations of the share capital of the Company including a capitalisation or rights issue, subdivision, consolidation or reduction in share capital, a demerger (in whatever form) or other distribution in specie, the Board may make such adjustments as it considers appropriate; Performance Rights will not be quoted on the ASX. The company will apply for quotation of the exercised Shares on the ASX within ten Business Days after the date of allotment of those Shares; and A Performance Right does not confer on a Director, being a recipient of the Performance Rights to participate in a new issues of Shares by the Company, including by way of bonus issue, rights issue or otherwise.
Assignability	Except on the death of a Director who was a recipient of the Performance Rights, Performance Rights may not be transferred, assigned or novated except with the approval of the Board.
Change of Control Event	Where there is publicly announced any proposal in relation to the Company which the Board reasonably believes may lead to a Control Event: ▮ all of the Unvested Performance Rights, that have not lapsed, will become Vested Performance Rights; and ▮ the Board shall promptly notify each Director in writing that he or she may, within the period specified in the notice, exercise Vested Performance Rights. Control Event means any of the following: the Company entering into a scheme of arrangement with its creditors or Shareholders or any class thereof pursuant to section 411 of the Corporations Act; ▮ the commencement of a bid period (as defined in the Corporations Act) in relation to the Company to acquire any Share where the takeover bid extends to Shares issued and allotted after the date of the takeover bid, where the bid is recommended by the Board on an unqualified basis or subject to there being no superior proposal; or ▮ when a person or group of associated persons having a relevant interest in, subsequent to the issue of the Performance Rights, sufficient Shares in the Company to give it or them the ability, in general meeting, to replace all or a majority of the Directors in circumstances where such ability was not already held by a person associated with such person or group of associated persons, prior to the issue of the Performance Rights.

37

NOTICE OF AGM 2018

ANNEXURE D: DILUTIONARY EFFECT OF THE ISSUE OF THE MILESTONE SHARES Current Following issue of Milestone Shares Securities held % held Securities held % held Holder Current Shareholders 1, 2 2,985,770,828 100% 2,985,770,828 86% BCG 3 Nil Nil 486,000,000 14% Total ordinary shares 2,985,770,828 100% 3,471,770,828 100% 1) 2) Excluding Shares held by BCG. Assumes that no Shares are issued other than as contemplated by Resolution 11, including that no Shares are issued on exercise of existing Options or pursuant to securities proposed to be issued under any other Resolutions of this Notice. The number of Shares assumes the maximum number of Milestone Shares are issued. 3) 38

Genetic Technologies Limited

ABN 17 009 212 328

GTG

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

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Samples/000001/000001/i12

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Genetic Technologies Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the Meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the Annual General Meeting of Genetic Technologies Limited to be held at the offices of Genetic Technologies Limited 60-66 Hanover Street, Fitzroy, Victoria 3063 Australia on Thursday, 29 November 2018 at 10.30 am and at any adjournment or postponement of that Meeting.

Chairman authorised to exercise undirected proxies on remuneration related resolutions: Where I/we have appointed the Chairman of the Meeting as my/our proxy (or the Chairman becomes my/our proxy by default), I/we expressly authorise the Chairman to exercise my/our proxy on Resolutions 1, 3, 4, 5, 6, 7 & 8 (except where I/we have indicated a different voting intention below) even though Resolutions 1, 3, 4, 5, 6, 7 & 8 are connected directly or indirectly with the remuneration of a member of the key management personnel of the Company, or if the Company is part of a consolidated entity, the entity (which includes the Chairman).

Important Note: If the Chairman of the Meeting is (or becomes) your proxy you can direct the Chairman to vote for or against or abstain from voting on Resolutions 1, 3, 4, 5, 6, 7 & 8 by marking the appropriate box in step 2 below.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

		For	Against	Abstain
Resolution 1	Adoption of the Remuneration Report	☐	☐	☐
Resolution 2	Re-election of Dr Lindsay Wakefield	☐	☐	☐
Resolution 3	Adoption of Employee Option Plan	☐	☐	☐
Resolution 4	Issue of Performance Rights to Dr Paul Kasian	☐	☐	☐
Resolution 5	Issue of Performance Rights to Dr Lindsay Wakefield	☐	☐	☐
Resolution 6	Issue of Performance Rights to Dr George Muchnicki	☐	☐	☐
Resolution 7	Issue of Performance Rights to Mr Peter Rubinstein	☐	☐	☐
Resolution 8	Issue of Performance Rights to Mr Sam Lee	☐	☐	☐
Resolution 9	Approve issues to Kentgrove Capital Growth Fund	☐	☐	☐
Resolution 10	Ratify issues to Kentgrove Capital Growth Fund	☐	☐	☐
Resolution 11	Strategic Alliance and issue of Milestone Shares to Blockchain Global Limited	☐	☐	☐
Resolution 12	Approval of proposed new placement of Shares	☐	☐	☐
Resolution 13	Approval of increased placement capacity (LR 7.1A)	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made.

SIGN Signature of Securityholder(s) *This section must be completed.*

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Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___ / ___ / ___

GTG 999999A Computershare

Genetic Technologies Limited

ABN 17 009 212 328

GTGRM

MR RETURN SAMPLE
123 SAMPLE STREET
SAMPLE SURBURB
SAMPLETOWN VIC 3030

Dear Securityholder,

We have been trying to contact you in connection with your securityholding in Genetic Technologies Limited. Unfortunately, our correspondence has been returned to us marked "Unknown at the current address". For security reasons we have flagged this against your securityholding which will exclude you from future mailings, other than notices of meeting.

Please note if you have previously elected to receive a hard copy Annual Report (including the financial report, directors' report and auditor's report) the dispatch of that report to you has been suspended but will be resumed on receipt of instructions from you to do so.

We value you as a securityholder and request that you supply your current address so that we can keep you informed about our Company. Where the correspondence has been returned to us in error we request that you advise us of this so that we may correct our records.

You are requested to include the following;

> Securityholder Reference Number (SRN);
> ASX trading code;
> Name of company in which security is held;
> Old address; and
> New address.

Please ensure that the notification is signed by all holders and forwarded to our Share Registry at:

Computershare Investor Services Pty Limited
GPO Box 2975
Melbourne Victoria 3001
Australia

Note: If your holding is sponsored within the CHESS environment you need to advise your sponsoring participant (in most cases this would be your broker) of your change of address so that your records with CHESS are also updated.

Yours sincerely

Genetic Technologies Limited

Samples/000002/000003/i12

Genetic Technologies Limited ANNU AL REPOR T 2018

GENETIC TECHNOLOGIES LIMITED 01/ 05/ WHO WE ARE LETTER TO OUR SHAREHOLDERS / 02 ALIGNING STRUCTURE WITH STRATEGY REFRESHED BOARD OF DIRECTORS AND SENIOR MANAGEMENT / 05 EXPANSION INTO SOUTHEAST ASIA / 07 MOVING TOWARD POPULATION SCALE SCREENING / 07 ACCELERATING PRODUCT DEVELOPMENT / 08 BLOCKCHAIN FOR GENETICS / 08 CONSUMER EMPOWERMENT / 09 CORPORATE BRAND / 09 11/ 14/ GENETIC RISK ASSESSMENT THE HISTORY OF BREVAGenplus / 11 2018 AND BEYOND: COLORECTAL CANCER RISK ASSESSMENT TEST / 12 STATUTORY REPORTS

WHO WE ARE

Listed on the ASX (GTG) in 2000 and Nasdaq (GENE) in 2005, Genetic Technologies is a leader in the development and commercialisation of genetic risk assessment technology.

Our patented tests are designed to predict an individual's risk of developing chronic disease. We embrace blockchain technology focusing on genomics and precision medicine as a means to promote better health outcomes.

Our purpose is to empower individuals to make informed decisions about their health by offering predictive testing and assessment tools that enable individuals and physicians to proactively develop personalised health management plans.

Our lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class.


geneType
Put yourself in control.
Your personalised breast cancer risk assessment test.
test kit

01
ANNUAL REPORT 2018

TO OUR SHAREHOLDERS

We recognise that a critical element of our success is the continued support of our shareholders. We appreciate your confidence in us during this period of intense research and development.

02

Dear Shareholders,

The coming year will mark the 20th anniversary of GTG. Over the past two decades, we've seen the field of genetics evolve from an academic discipline to a crime-fighting tool, a means of determining paternity and a way of understanding your heritage.

Today, we're approaching a critical inflection point in the market, as genetic testing moves into the healthcare mainstream as a tool for predicting disease occurrence. Individuals increasingly are demonstrating their willingness to self-test at their own expense. Physicians now recommend genetic testing to their patients as part of an overall health program. The FDA is quickly changing regulations in recognition of the value of genetic testing for disease risk profiling.

As a company, we are in an ideal position to take advantage of these market forces. Our uniquely patented technologies and significant expertise in the field of genetic risk assessment are major "assets" as we strive to achieve global market adoption of our expanding portfolio of tests.

In January, we welcomed three new executives to the Board, presenting the Company with the opportunity to pursue new technologies and commercialisation strategies, including those presented by rapidly expanding blockchain technologies in the biomedical space. We are actioning a bold plan that will take us beyond Australia, beyond the US, and into the global community. Whilst the blockchain opportunities under investigation are currently still in their infancy, our collaboration with Blockchain Global Limited will provide GTG with significant advantage to accelerate projects in this emerging space.

Our flagship product, BREVAGen*plus*® continues to be used by physicians and cancer specialists in the US as a tool for developing personalised health plans for their patients. The test goes beyond traditional BRCA screening which only addresses genetic risk for women who have a history of breast cancer in their immediate family.

Development of an enhanced version of the BREVAGen*plus*® test is nearing completion, seeking to broaden the applicability of BREVAGen*plus* and enabling its use by women with an extended family history of disease. By increasing the range of risk factors analyzed, the test will provide clinically actionable insight for approximately 95% of women.

Through our established network of research collaborators and a revitalised internal research and development focus in 2018 subsequent to the changes to the Board in January, we have accelerated our development timelines and defined a pipeline of products. GTG has now commenced discussions with local and international stakeholders to help identify and develop pathways to market for our colorectal cancer risk assessment test, and in addition, we will seek to introduce a range of new genetic risk assessment tests to the market for multiple diseases, including:

- Cardiovascular Disease
- Type 2 Diabetes
- Prostate Cancer
- Melanoma

BREVAGen*plus*.

1 in 8 women are diagnosed with breast cancer in their lifetime and the majority of women diagnosed with breast cancer have little to no family history of disease.

A simple cheek swab is all it takes to know your personalised 5 year risk and to discover breast cancer prevention strategies.

Ask your physician about BREVAGen*plus* today.

All of our tests will launch under a new brand identity, GeneType. The new brand will allow us to build awareness for our entire suite of products as we push beyond breast cancer and introduce additional tests for chronic disease. Our messaging to the market will look to empower individuals to initiate discussions with their physician on how to use our genetic tests to inform their personal health plan and lifestyle choices.

As we expand our footprint into Southeast Asia, we've established relationships with key partners, including The Shivom Project in India and Zishan Bejing in China. These collaborations offer GTG the opportunity to deliver large-scale population health initiatives that will dramatically increase the effectiveness of existing screening and treatment programs.

Our invitation to enter the market in China through the Hainan Free Trade Zone represents an important milestone for our company. For perspective, cancer is the leading cause of death in China, with over 4 million new cases diagnosed each year. China also has the highest prevalence of Type 2 diabetes in the world.

To support our continued execution of these initiatives over the course of the coming fiscal year, Kentgrove Capital Pty Ltd, a Melbourne-based investment management firm, has been engaged to assist in strengthening our funding position through a A$20m placement facility. Additionally we will pursue opportunistic funding initiatives to strengthen our balance sheet.

We recognise that a critical element of our success is the continued support of our shareholders. We appreciate your confidence in us during this period of intense research and development.

As we move into our third decade as a business, we know that this will be a defining year for the company, for the field of genetics and for the millions of people who will come to rely on genetic risk assessment testing as a key preventive measure in the fight against chronic disease.

We believe in the power of genetic risk assessment testing and in our ability to deliver better health outcomes to people around the world.

Regards

Paul Kasian
Executive Chairman
and Interim CEO
Genetic Technologies Limited

03

ANNUAL REPORT 2018

most advanced, scientifically validatedgenetic based health risk assestment test.

ALIGNING STRUCTURE WITH STRATEGY

Impacting health outcomes on a global scale requires an exceptional level of commitment and the ability to employ new technologies, pursue new channels to market and partner with a range of organisations around the world.

REFRESHED BOARD OF DIRECTORS AND SENIOR MANAGEMENT

In January, GTG refreshed the Board of Directors, introducing skills that combine expertise in blockchain with commercialisation experience in the med-tech sector.



Dr Paul Kasian,
Chairman and Chief Executive Officer

Dr Kasian was appointed to the Board on 12 December 2013 and became Chairman of the Company on 31 January 2018 and interim, part time CEO on 6 February 2018. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding of key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles.

Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from The University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a non-executive director and the Chairman of IODM Limited (ASX: IOD), and former Non-Executive Director of ELK OrthoBiologics and Blockchain Global Limited.



Dr Lindsay Wakefield,
Non-Executive Director

Dr Wakefield was appointed to the Board on 24 September 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left medicine to become the full time CEO of Safetech. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling.

05

ANNUAL REPORT 2018

ALIGNING STRUCTURE WITH STRATEGY

Dr Wakefield continues as the CEO of Safetech. It is Australia's largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 100 people. Dr Wakefield has been a biotech investor for more than 20 years.



Dr Jerzy "George" Muchnicki,
Executive Director and
Head of Business Development

Dr Muchnicki was appointed to the Board on 31 January 2018 and has also been appointed to the role of part time Business Development Director. George graduated from Monash University and has held positions in private practice for over 25 years, and was Head of Student Health at The University of Melbourne. For the past 14 years he has been involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials. He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry.



Mr Peter Rubinstein,
Non-Executive Director

Mr Rubinstein was appointed to the Board on 31 January 2018. He has over 20 years' experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at a large national firm prior to moving in-house at Montech, the commercial arm of Monash University.

Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies in biotech, digital payments and renewable energy. Mr Rubinstein is also Chairman of DigitalX Limited (ASX: DCC) and a Director of Blockchain Global Limited.



Mr Xue "Sam" Lee,
Non-Executive Director

Mr Lee was appointed to the Board on 31 January 2018. He is the founder and CEO of Blockchain Global Limited, which offers one of Australia's largest cryptocurrency exchanges, blockchain consulting and blockchain incubation services. Blockchain Global has assisted with over $200m in blockchain related investments with offices in Melbourne, New York, Kobe, Shanghai and Dalian.

Mr Lee is a frequent speaker at Blockchain Summits, DLT Conferences and has been a panellist at the World Economic Forum. Mr Lee is also a Director of DigitalX Limited (ASX: DCC), a leading blockchain advisory company.



Kevin Fischer,
Chief Financial Officer and
Company Secretary

Mr Fischer was appointed to the role of Chief Financial Officer in November 2015 and on January 13, 2016 was appointed Company Secretary. He has over ten years of experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a Fellow CPA and Chartered Secretary who has significant experience in the administration, financial management and reporting for international operations similar to those of Genetic Technologies.



Dr Richard Allman,
Scientific Director

Dr Allman joined the Company in 2004 and was appointed Scientific Director in December 2012. He has over 20 years of scientific and research experience in both the academic arena in the UK and the commercial sector in Australia. He has wide experience in research leadership, innovation management, and intellectual property strategy, covering oncology, diagnostics, and product development. Prior to entering the biotech sector, Dr Allman's academic career encompassed oncology research, drug development, and assay design.

06

SPORADIC BREAST CANCER
85%
HEREDITARY BREAST CANCER
5%
FAMILIAL BREAST CANCER
10%

Our flagship test, BREVAGen*plus*®, predicts a woman's risk of developing breast cancer in the next five years, even with no family history.

EXPANSION INTO SOUTHEAST ASIA

In July of this year, GTG was invited to China to explore participation in the Hainan Medical Pilot Zone, part of the Hainan Free Trade Zone Initiative. The invitation was extended to GTG via Beijing Zishan Health Consultancy Limited, a China-based company with whom GTG have signed a Heads of Agreement for a proposed joint venture. Discussions in Hainan are part of an official review to evaluate the feasibility of offering GTG's suite of genetic risk assessment tests into China.

Following these meetings, the Hainan Ecological Smart City Group formally approved GTG's planned market entry into China via the Hainan Free Trade Zone Initiative. Participants in the Hainan Medical Pilot Zone gain access to the Chinese healthcare market valued at more than $800B USD. With a growing clinical market and increased government investment in health-related technology, China is poised to become one of the largest markets for genomic testing.

Companies approved to operate in China as part of the Hainan Free Trade Zone Initiative can take advantage of tax benefits, subsidies and investment. GTG will be supported by the Hainan Resort Software Community, an organisation that can accelerate market entry plans through the provision of services including:

- Chinese company registration
- Free office space in the zone
- Marketing assistance and access to government sectors, hospitals and enterprise
- Assistance navigating the process to obtain CFDA approval for GTG's risk assessment tests
- Support for gathering the test samples necessary to optimise GTG's tests for the Chinese population

Cancer is the leading cause of death in China, with 4.3 million new cancer cases and 2.8 million cancer deaths estimated to occur each year. That burden is expected to increase in the coming decades due to an aging population as well as changes in lifestyle that increase cancer risk, such as excessive calorie intake and physical inactivity.

Breast cancer in China is increasing at a rate of 3.5% per year.

MOVING TOWARDS POPULATION-SCALE SCREENING

Our work in China represents a significant opportunity for GTG to demonstrate the benefits of genetic risk assessment as a public health initiative for entire populations.

The cost of healthcare globally is expected to reach $8.7 trillion by 2020. Healthcare providers are looking for ways to improve efficiency through preventive medicine. Detecting chronic disease in its early stages is a key initiative in many countries that offer healthcare services to their citizens.

Genetic risk assessment can potentially optimise the cost effectiveness of national disease screening programs. Screening programs that test everyone at the same intervals will be over-screening some individuals and under-screening others. Our goal is to better stratify individuals into risk categories that can be used to tailor screening decisions and strategies for clinical management of the individual patient.

Early detection leads to better outcomes for the individual. It also impacts the burden that chronic illness imposes on society by lowering treatment costs and minimising productivity losses.

07

ANNUAL REPORT 2018

ALIGNING STRUCTURE WITH STRATEGY


Blockchain technology presents a unique opportunity for GTG to contribute to the advancement of cancer research and to improve the health of individuals around the world.

08

ACCELERATING PRODUCT DEVELOPMENT

As a company, we have refocused on accelerating product development as a strategic objective. Our first-to-market genetic risk assessment test for colon cancer is on track to be introduced in early 2019. Following that, we plan to deliver a suite of new products in the next 12 months, including genetic risk assessment tests for:

- Cardiovascular Disease
- Type 2 Diabetes
- Prostate Cancer
- Melanoma

Our ambitious goals for the coming year are supported by a re-allocation of funding across the business to leverage the patents we hold and build on our intellectual property through investment in research and development.

Key Collaborators

The University of Melbourne

The research collaboration we initiated last year with The University of Melbourne received an NHMRC Partnership Grant early in the year. GTG's Scientific Director, Dr Richard Allman is co-investigator on the award. The research team is led by Professor John Hopper of The University of Melbourne's Centre for Epidemiology and Biostatistics.

This grant demonstrates the growing acceptance of SNP-based genetic risk assessment in both the medical and the scientific communities. The work addresses clinical validity, one of the key barriers to commercialisation of genetic risk assessment tests. As the sole commercial partner, GTG will have the right of first refusal to commercialise any new scientific discoveries.

The University of Melbourne is Australia's highest ranking Research University.

BLOCKCHAIN FOR GENETICS

One of the first actions taken by the new Board was the establishment of a division within GTG to explore the potential of blockchain in the medical and biotech sector. Gene Ventures is a wholly-owned division of GTG, supporting blockchain-based healthcare platforms as an emerging distribution channel for our genomic screening tests.

Blockchain technology presents a unique opportunity for GTG to contribute to the advancement of cancer research and to improve the health of individuals around the world. The security and privacy inherent in the blockchain provides a means by which individuals can share their genomic information while retaining control of their personal medical records.

Building on GTG's strategic alliance with Blockchain Global Limited, Gene Ventures entered into a collaboration agreement with The Shivom Project in March. This relationship opens channels for market entry into India and accelerates the validation of our testing protocols for the Indian population.

Put yourself
in control.
GeneType offers the most advanced, clinically validated genetic risk assessment test for breast cancer and colon cancer. Put yourself in control of your health, your life, your future.

CONSUMER EMPOWERMENT

Today, consumers are empowered to take control of their health in unprecedented ways. Over the coming months, we will introduce a platform that showcases our tests directly to consumers, while still maintaining their relationship with their primary care physician.

We have seen the proliferation of at-home genealogy tests and are aware that some of these companies are venturing into health-related genetic testing. These "direct-to-consumer" products are not clinically validated tests and, as such, are not actionable by physicians.

Our tests are clinically validated and actionable. They must be ordered by a physician. Physician oversight ensures that the patient fully comprehends the results of the test and is supported by ongoing healthcare management.

A pilot launch of a US based marketing campaign will seek to raise consumer awareness of the benefits of GTG's genetic risk assessment tests. We will reach out directly to individuals in our target demographic and support them and their physician through the process of:

- Evaluating whether the test is right for them
- Collecting and submitting a cheek-swab sample
- Communicating the results of the test
- Assisting the physician and the patient with the development of a personalised risk reduction plan

CORPORATE BRAND

In preparation for the introduction of a suite of new risk assessment tests, we are consolidating our product identities under the GeneType brand. Going forward, all products will be marketed under a single brand architecture and contribute to the company's brand awareness in the market. We are redesigning our web presence, digital assets and product materials to reflect the new brand.

geneType

09
ANNUAL REPORT 2018

offers a clearer picture of breastcancer risk, combining clinical risk factors and genetic markers.

*(1(7,&5,6.$ 6 6(6 60(17 Estimating the susceptibility of an individual to disease (risk prediction) is central to clinical decision-making, especially in the context of early disease detection and prevention of common adult-onset chronic diseases. 11 Additionally, it can be a powerful motivational tool for personal health management when communicated and understood effectively. Concomitant with the research and development will be the establishment of new joint ventures to support the introduction and market penetration of these tests to new geographical areas, outside of our traditional US sales base. This increases the applicable market beyond the Caucasian-only LQGLFDWLRQ RI WKH ²UVW JHQHUDWLRQ WHVW, DQG VLPSOL²HV WKH PDUNHWLQJ messaging to medical clinics and breast health centres in the US. Traditionally, clinical risk prediction for the common chronic diseases has relied upon basic demographic characteristics, such as age and gender; basic clinical and lifestyle factors, such as body mass index, smoking status, alcohol consumption and physical exercise habits; measurement of clinical risk factors such as blood pressure levels, blood sugar levels, etc. The Company re-evaluated its test in order to increase widespread adoption as a general population screen, and in January 2017 released the ‘Enhanced’ BREVAGenplus. This new version of the test retains the accuracy of the previous model, while removing some of the clinical risk factors to streamline the test for ease-of-use. Additionally, this new version enables strict compliance with current guidelines for general population screening by reporting results on the 5 year risk score. THE HISTORY OF BREVAGenplus 7KH LGHQWL²FDWLRQ LQ 2007 RI a number of single nucleotide polymorphisms (SNPs), each with an associated small relative risk of breast cancer, led to the development of the ²UVW FRPPHUFLDOO\ DYDLODEOH JHQHWLF risk test for sporadic breast cancer, BREVAGen™. The Company launched the product, in the US in June 2011. Notably absent has been the incorporation of a genetic risk assessment. Building upon the science and academic collaborations which GHOLYHUHG WKH ²UVW FRPPHUFLDOO\ available breast cancer risk assessment test to combine clinical and genetic risk factors into a single test (BREVAGen and BREVAGenplus), The Company is embarking upon an ambitious research and development program to fast-track the development of multiple new risk assessment products. Over the course of WKLV ²QDQFLDO \HDU, ZH ZLOO VHHN WR introduce genetic risk assessment tests for a range of chronic diseases. In October 2014, Genetic Technologies released its next-generation breast cancer risk assessment test, BREVAGenplus. This version of the test incorporates a 10-fold expanded panel of genetic markers (SNPs), known to be associated with the development of sporadic breast cancer, providing an increase in predictive power relative WR LWV ²UVW-JHQHUDWLRQ SUHGHFHVVRU test. In addition, the test is clinically validated in a broader population of women including, African American and Hispanic women. The expanded panel of SNPs incorporated into BREVAGenplus ZHUH LGHQWL²HG IURP PXOWLSOH ODUJH-scale genome-wide association studies and subsequently tested in FDVH-FRQWURO VWXGLHV XWLOLVLQJ VSHFL²F Caucasian, African American and Hispanic patient samples. Proof of concept of the ‘Enhanced’ BREVAGenplus was independently validated within a JNCI manuscript published in 2015. ANNU AL REPOR T 2018

GENETIC RISK ASSESSMENT

12

2018 AND BEYOND: COLORECTAL CANCER RISK ASSESSMENT TEST

In 2016, Genetic Technologies announced the signing of an exclusive worldwide license agreement with The University of Melbourne for the development and commercialisation of a novel colorectal cancer risk assessment test. The core technology behind this test was developed by Professor Mark Jenkins and his research team at the University's Centre for Epidemiology and Biostatistics.

Results from preliminary modelling studies were first published online in *Future Oncology* on 1 February 2016, in a paper entitled "Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening". This simulated case-control study of 1 million patients indicated that a panel of 45 known susceptibility SNPs can stratify the population into clinically useful risk categories. In practice, the technology could be used to identify people at high risk for colon cancer who should be subjected to intensive screening. Those identified as low risk can be spared costly and invasive screening, thereby preventing adverse events and unjustified expenses.

The University of Melbourne and Genetic Technologies have embarked on a robust, ongoing research collaboration enabling us to leverage the University's renowned world-class expertise in SNP-based risk assessment and risk model development. The partnership with the University is comprehensive and highlights the Company's overall corporate mission to become a leader in the genomics sector while enhancing its pipeline of risk assessment products.

Following is a list of peer-reviewed publications supporting the performance of both the BREVAGen*plus* and colorectal cancer tests to date:

1) "Bridging the Data Gap in Breast Cancer Risk Assessment to Enable Widespread Clinical Implementation across the Multiethnic Landscape of the US" Journal of Cancer Treatment and Diagnosis. 201;8 2(4):1-6.

2) "Ability of known susceptibility SNPs to predict colorectal cancer risk for persons with and without a family history". https://doi.org/10.1101/267666.

3) "Quantifying the utility of single nucleotide polymorphisms to guide colorectal cancer screening". Future oncology (London, England), 12(4), 503-513 (2016).

4) "Prediction of breast cancer risk based on profiling with common genetic variants". J Natl Cancer Inst. 2015; 107(5):doi:10.1093/jnci/djv036. doi: 10.1093/jnci/djv036.

5) "Breast cancer risk prediction using clinical models and 77 independent risk-associated SNPs for women aged under 50: Australian Breast Cancer Family Registry" Cancer Epidemiology, Biomarkers and Prevention. 2016 Feb; 25(2):359-65.

6) "SNPs and breast cancer risk prediction for African American and Hispanic women". Breast Cancer Research & Treatment. 2015 Dec; 4(3):583-9.

7) "Cost-effectiveness of a Genetic Test for Breast Cancer Risk". Cancer Prevention Research. 2013 Dec; Vol. 6 (12):1328-36.

8) "Economic Evaluation of Using a Genetic Test to Direct Breast Cancer Chemoprevention in White Women with a Previous Breast Biopsy". Applied Health Economics and Health Policy. 2014 Apr; Vol. 12 (2):203-17.

9) "Using SNP genotypes to improve the discrimination of a simple breast cancer risk prediction model". Breast Cancer Res Treat. 2013 Jun; Vol. 139 (3):887-96.

10) "Assessment of clinical validity of a breast cancer risk model combining genetic and clinical information". J Natl Cancer Inst. 2010 Nov 3; Vol. 102 (21):1618-27.

The University of Melbourne and Genetic Technologies have embarkedon a robust, ongoing research collaboration. 13 ANNU AL REPOR T 2018

GENETIC TECHNOLOGIES LIMITED S TATU TOR Y REPOR T S F OR THE YEAR ENDED 30 JUNE 2018 15/ 33/ DIRECTORS’ REPORT CORPORATE GOVERNANCE STATEMENT CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS) / 34 CONSOLIDATED BALANCE SHEET / 35 CONSOLIDATED STATEMENT OF CASH FLOWS / 36 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY / 37 38/ 78/ NOTES TO THE FINANCIAL STATEMENTS DIRECTORS’ DECLARATION / 71 AUDITOR’S INDEPENDENCE DECLARATION / 72 AUDITOR’S REPORT / 73 ASX ADDITIONAL INFORMATION CORPORATE INFORMATION / 80

DIRECTORS' REPORT

The Directors submit their Report for the year ended 30 June 2018.

15

DIRECTORS

The names and details of the Directors of Genetic Technologies Limited who held office during the 2018 financial year and until the date of this Report are stated below. Unless otherwise stated the following persons were directors during the whole of the financial year and up to the date of this report.

Directors in office as at the date of this Report

Dr Paul A. Kasian *PhD, MBA, GAICD*
(Chairman and Chief Executive Officer)

Dr Kasian was appointed to the Board on 12 December 2013 and became Chairman of the Company on 31 January 2018 and interim, part time CEO on 6 February 2018. He brings to the Board a combination of expertise in strategic business leadership and biotech investment giving him a deep understanding on key value drivers for companies in generating shareholder value. He is an experienced executive director with demonstrated domestic and international success in funds management, encompassing senior leadership, investment and risk roles. Dr Kasian has held senior leadership positions in a number of investment groups, and has significant funds management experience in Australia leading investment in the healthcare and life sciences sector. He holds a PhD in Microbiology and a Master of Business Administration, both from The University of Melbourne, and is a Graduate Member of the Australian Institute of Company Directors. Dr Kasian is also a non-executive director and the Chairman of IODM Limited (ASX: IOD), and former Non-Executive Director of ELK OrthoBiologics and Blockchain Global Limited.

Dr Lindsay Wakefield *MBBS*
(Non-Executive)

Dr Wakefield was appointed to the Board on 24 September 2014. He started Safetech in 1985 and over the next 25 years Safetech became a force in the Australian material handling and lifting equipment market, designing and manufacturing a wide range of industrial products. In 1993, he left medicine to become the fulltime CEO of the Company. In 2006 Safetech was awarded the Telstra Australian National Business of the Year. In 2013 Safetech merged and ultimately acquired Tieman Materials Handling. Dr Wakefield continues as the CEO of the Company. It is Australia's largest manufacturer and supplier of dock equipment, freight hoists and custom lifting solutions. Safetech employs approximately 100 people.
Dr Wakefield has been a Biotech investor for more than 20 years.

Dr Jerzy (George) Muchnicki
(Executive)

Dr Muchnicki was appointed to the Board on 31 January 2018 and has also been appointed to the role of part time Business Development Director. George graduated from Monash University having held positions in private practice for some 25 years to head of student health at Melbourne University. For the past 14 years he has been mostly involved in commercialisation and funding R&D in the biotechnology sector from gene silencing to regenerative medicine.

Dr Muchnicki brings with him strong commercial and medical skills, including broad interests in software development, blockchain and sustainable building materials. He is a co-founder and Non-Executive Director of Speed Panel Holdings a world leader in fire rated and acoustic wall solutions. He is also the co-founder of Candlebets, a software development company that is creating blockchain enabled platforms for the gaming industry.

ANNUAL REPORT 2018

DIRECTORS' REPORT

16

Mr Peter Rubinstein

(Non-Executive)

Mr Peter Rubinstein was appointed to the Board on 31 January 2018. He has over 20 years' experience in early stage technology commercialisation through to public listings on the ASX. He is a lawyer, having worked at one of the large national firms prior to moving in house at Montech, the commercial arm of Monash University.

Mr Rubinstein has had significant exposure to the creation, launch and management of a diverse range of technology companies including in biotech, digital payments and renewable energy. Mr Rubinstein is also Chairman of DigitalX Limited (DCC) and a Director of Blockchain Global Limited.

Mr Xue (Sam) Lee

(Non-Executive)

Mr Sam Lee was appointed to the Board on 31 January 2018. He is the founder and CEO of Blockchain Global Limited, which offers one of Australia's largest cryptocurrency exchanges, blockchain consulting and blockchain incubation services, assisting with over $200m in blockchain related investments with offices in Melbourne, New York, Kobe, Shanghai and Dalian.

Mr Lee is a frequent speaker at Blockchain Summits, DLT Conferences and has been a panellist at the World Economic Forum. Mr Lee is also a Director of ASX listed DigitalX Limited (DCC), a leading blockchain advisory company.

Directors who held office during the year

Names of directors who vacated their roles during the year are as follows:

Dr Malcolm R. Brandon *BScAgr, PhD*

(Non-Executive) Resigned 30 January 2018

Dr Brandon was appointed to the Board on 5 October 2009 and as its Chairman on 28 November 2012. He has over 40 years' experience in commercially focused research and development and in building successful companies which have commercialised a wide range of Australian and international technologies.

Mr Eutillio Buccilli

(Executive) Stepped Down as CEO and Director on 6 February 2018

Mr Buccilli was appointed to the Board in June 2015. He joined the Company in June 2014 as Chief Financial Officer. In November 2014, he was appointed to the position of Chief Operating Officer and Chief Financial Officer and was subsequently appointed Chief Executive Officer in February 2015.

Mr Buccilli brought more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the US to the role. He has held senior management positions with blue chip corporations such as General Electric ("GE"), Computer Science Corporation, Coles Myer and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the US, where he worked at the GE Capital Headquarters located in Stamford Connecticut.

Mr Grahame Leonard AM *BA (Hons), LLB, CA, CPA, FAICD (Dip), AFAIM*

(Non-Executive) Resigned 30 January 2018

Mr Leonard was appointed to the Board on 29 November 2013 and also served as Chairman of the Company's Audit Committee. He is a qualified Lawyer and Chartered Accountant. He brings over 35 years' experience in the corporate world including Lysaght (BHP), BTR Nylex and The Thompson Corporation. His numerous community positions include former Commissioner, Victorian Multicultural Commission, former Chair, Victorian Government Multifaith Advisory Group and former Director of Transparency International Australia, (the Australian arm of the international anti-corruption watchdog).

Company Secretary as at the date of this Report

Kevin Fischer

FCPA, FGIA, FCIS, B. Com

Mr Fischer was appointed Company Secretary on 13 January 2016 following his appointment as Chief Financial Officer on 2 November 2015. He has over ten years' experience in senior finance roles with successful diagnostic companies, such as QIAGEN and Cellestis. Mr Fischer is a Fellow CPA and Chartered Secretary who has significant experience in the financial management and reporting for international operations.

Interests in the shares and options of the Company and related bodies corporate

As at the date of this Report, the following Directors hold an indirect beneficial interest in the shares and options of the Company:

	Shares
Dr Paul Kasian	256,410
Dr Lindsay Wakefield	7,754,763
Dr Jerzy Muchnicki	20,903,244
Mr Peter Rubinstein	47,282,700

	Options
Dr Paul Kasian	-
Dr Lindsay Wakefield	8,333,333
Dr Jerzy Muchnicki	6,666,667
Mr Peter Rubinstein	5,000,000

Dr Wakefield also has a direct interest in 570,500 shares, and Mr Lee has a direct interest in 59,594,850 ordinary shares (represented by 397,299 American Depositary Receipts).

Apart from the above, no Director holds any interest in the shares and options of the Company as at the date of this Report.

GENETIC TECHNOLOGIES LIMITED
100%
GENETYPE CORPORATION
100%
GENE VENTURES PTY LTD
100%
GENETYPE PTY LTD
100%
GENETIC TECHNOLOGIES CORPORATION PTY LTD
100%
PHENOGEN SCIENCES INC

OPERATING AND FINANCIAL REVIEW

Corporate structure

Genetic Technologies Limited is a public company limited by shares that is incorporated and domiciled in Australia. The Company has prepared a consolidated financial report incorporating the entities that it controlled during the financial year, which are outlined in the above illustration of the Group's corporate structure as at the date of this Report (refer note 26 of the financial statements regarding changes to structure during the year).

Group overview

Genetic Technologies is a diversified molecular diagnostics company embracing blockchain technologies across genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company's lead product, BREVAGen*plus*®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. BREVAGen*plus* improves upon the predictive power of the first generation BREVAGen test and is designed to facilitate better informed decisions about breast cancer screening and preventive treatment plans. BREVAGen*plus* expands the application of BREVAGen from Caucasian women to include African-Americans and Hispanics, and is directed towards women aged 35 years or above, who have not had breast cancer and have one or more risk factors for developing breast cancer.

Principal activities

The principal activity of the entities within the Group during the financial year was the provision of molecular risk assessment for cancer. In addition, during the year the Company entered into a strategic alliance to explore and pursue opportunities to not only build on the genomic assets and expertise that it has developed to date in the provision of molecular risk assessment, but also take advantage of the new and developing opportunities that blockchain digital platforms may create in the medical and biotech industries.

Operating Result

The operating result for the year is directly reflective of the Company's strategic transition as it seeks to expand its genetic testing business, embrace blockchain opportunities in the medical and biotech space and evaluate distribution opportunities of the BREVAGen*plus* breast cancer risk test and pipeline of risk assessment products.

During the 2018 financial year, Genetic Technologies Limited and its subsidiaries generated consolidated gross revenues from continuing operations, excluding other revenue, of approximately $0.2 million compared to $0.5 million in the preceding year. This differential is directly attributable to a decrease in the overall sales of the BREVAGen*plus* tests.

Overheads have decreased by approximately $1.6 million compared with 2017. The combined areas of selling/marketing, administration (excluding net foreign currency losses), licensing and operations totalled $6.4 million for the year compared with $8 million for 2017. This overall reduction in overheads is primarily attributable to a decrease in selling and marketing costs of $1.7 million, resulting from a reduced headcount in the US as the Company transitioned the BREVAGen*plus* commercial programme from a direct salesforce to an ecommerce based solution.

The loss for the year of $5.46 million includes a $0.5 million gain attributable to the voluntary liquidation of GeneType AG, the dormant Swiss subsidiary (2017: Nil).

17

ANNUAL REPORT 2018

DIRECTORS' REPORT

18

Dividends and distributions

No dividends have been paid since the end of the previous financial year, nor have the Directors recommended that any dividend be paid.

Review of financial condition

Capital structure

As at the date of this Report, the Company had a total of 2,435,282,724 fully paid ordinary shares on issue, all of which were listed on the Australian Securities Exchange, and on the Nasdaq Capital Market in the US via the Company's ADRs (American Depositary Receipts). Also at that date, there were 55,102,778 unissued ordinary shares in the Company under option. As at the date of this Report, no ordinary shares were subject to escrow.

Treasury and related policies

The Company has in place a cash management policy which follows industry accepted leading practice by investing the Company's cash assets in a range of short to medium term interest-bearing deposits with appropriately rated financial institutions.

Cash provided by operations

During the financial year, the consolidated net cash outflows used in operations was approximately $5.6 million. This is a $1.2 million improvement compared to the prior financial year. Overall, the Group's consolidated cash assets decreased by approximately $5.5 million during the 2018 financial year primarily to support ongoing operations.

Liquidity and funding

As at 30 June 2018, the Company also had corporate credit card facilities with National Australia Bank Limited and Bank of America, which had total credit limits of $150,000 and $13,770, respectively. As at that date, a total liability outstanding in respect of these credit card facilities was $12,031.

Cash and cash equivalents, as at 30 June 2018 was $5,487,035.

Audit Report

The Company's auditor has included an "emphasis of matter" paragraph in the Audit Report relating to the Company's ability to continue as a going concern (refer Note 2(a) Going concern).

Significant changes in the state of affairs

During the year the Company's strategy was to focus on the expansion of its cancer diagnostic franchise. Significant changes in the state of affairs of the group during the financial year were as follows:

- A reduced physical headcount in the US as the Company transitioned the BREVAGen*plus* commercial programme from a direct salesforce to an ecommerce based solution. Under the new program, it is planned that the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company's US subsidiary, Phenogen Sciences, Inc. website.
- On 2 February 2018, the Company entered into a non-binding terms sheet with Blockchain Global Limited (BCG), which outlined a proposed strategic alliance between the parties with respect to the provision of a suite of blockchain opportunities to the Company to leverage off its existing genetics testing platform, existing CLIA approved laboratory and long history in genomics, along with BCG's extensive blockchain experience, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. Although subject to final shareholder approval, the strategic alliance has subsequently been formalised through a framework agreement, executed between the parties on 2 August 2018.

There were no other significant changes in the state of affairs that are not described elsewhere in this Report.

Significant events after balance date

The following significant events have occurred after balance date:

- The Company has renewed the lease agreement for its Fitzroy premises in Melbourne for a further period of 3 years from 1 September 2018 to 31 August 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing 23 July 2018 to 31 July 2020.
- A Framework Agreement with Blockchain Global Limited ("BCG") was entered into on 2 August 2018. The Agreement formalises the non-binding terms sheet that was entered into between the parties on 2 February 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.
- On 8 August 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued:

- 12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer)
- 8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer)
- 100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company's obligations under the equity placement facility with Kentgrove.

The issue of the establishment and collateral shares to Kentgrove has resulted in an increase of the issued share capital of the Company to 2,544,115,824.

- Under the lodged Prospectus, the Company will also have the ability to offer and issue up to 441,655,004 Placement Shares either to Kentgrove under the Kentgrove Facility, or to other investors as determined by the board, to raise up to $5,000,000. The Company does not currently have binding commitments from any party to subscribe for the Placement Shares. The Prospectus currently has a closing date of 9 November 2018.
- Following the recommendation of the Remuneration Committee, and subsequent Board approval in July 2018, the Board has agreed to award the Directors of the Company Share Options pursuant to the Company's Employee Share Option Plan. Subject to Shareholder approval, the quantum of the award, ranging in value from $75k to $150k will be aligned to the individual Directors' responsibilities and activities. In addition, the Board has agreed to grant to Dr Kasian, in his role as interim CEO, 50 million Options subject to certain market related vesting conditions. The issue of such Options will be subject to all necessary Shareholder approvals being obtained.
- The company has executed an Agreement with Swisstec Health Analytics on 30 July 2018 which sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia, and imposes binding obligations on the parties to negotiate in good faith in order to enter a formal distribution agreement. In accordance with the terms of this agreement, the Company has acquired a 5% equity stake in Swisstec, and has provided Swisstec with $250k to facilitate their expansion into hospitals in the Asian region.
- The Company has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited. The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG's genomic tests into the health sector in the People's Republic of China.

Business strategy, future developments and prospects

Following the endorsement by shareholders of a refreshed Board of Directors in January 2018, the Company elected not to pursue any of the potential strategic opportunities that were identified during the comprehensive review undertaken by Roth Capital Partners during the latter half of 2017. The Company has instead during FY 18 renewed its focus on what it has identified as key initiatives, including R&D and global distribution and;

- Progressed development of an enhanced breast cancer risk assessment test, scheduled for launch in H1 2019.
- Progressed development of a Colorectal Cancer risk assessment test, scheduled for launch in H1 2019.
- Commenced R&D activities for other cancer and disease targets for its predictive technologies, initially focusing on Prostate Cancer, Melanoma, Type 2 Diabetes and Cardiovascular Disease.
- Furthered discussions with US telemedicine distributors for implementation of a Consumer Initiated Testing platform.
- Entered into a strategic alliance with Blockchain Global Limited (BCG) to pursue opportunities that potentially allow it to not only build on the genomic assets and expertise that it has developed to date but also take advantage of the new and developing opportunities that blockchain digital platforms may create.

In addition, the Company's ongoing collaboration with The University of Melbourne was further enhanced through the execution of a research and services agreement for the further development and enhancement of the BREVAGEn*plus* breast cancer risk assessment test whilst the new collaboration with Blockchain Global Limited presents a unique opportunity for the Company to contribute to the advancement of cancer and disease research and to improve the health of individuals around the world. The security and privacy inherent in the blockchain provides a means by which individuals can share their genomic information with research organisations while retaining control of their personal medical records. GTG is also exploring the implications of blockchain technology to enable big data applications that will utilise artificial intelligence to promote personalised healthcare informed by the genomics data. The creation of a store of genetic data may more accurately guide the treatment of individuals according to their genetic risk profile.

19

ANNUAL REPORT 2018

DIRECTORS' REPORT

20

Key focus areas for the upcoming year include:

- Launch of an enhanced BREVAGen*plus* breast cancer risk assessment test and Colorectal cancer risk assessment test.
- Progress ongoing development and launch of predictive tests for other cancer and disease targets.
- Pursuing strategic distribution partnerships to accelerate the adoption of the Company's genetic screening tests in the US, Australia and Asia.
- Pursue blockchain opportunities focussed on genetics, disease prevention and general health.

Legal matters

There are no legal matters of a material nature or amount affecting the Company as at the date of this Report.

Earnings / (loss) per share

	2018	2017
Basic earnings / (loss) per share (cents per share)	**(0.22)**	(0.40)
Diluted earnings / (loss) per share (cents per share)	**(0.22)**	(0.40)

Material business risks

The Group operates in the biotechnology sector. Any investment in this sector is considered to be high risk in nature. The Group is subject to normal business risks including, but not limited to, exchange rate fluctuations; the condition, liquidity and volatility of global securities markets; changes in government policy and legislation (particularly in Australia and the US); and potential litigation, all of which are largely outside the control of the Company's Board and Management. Other risks that are more specific to the Company, the sector in which it operates and its underlying business activities include:

- **Financial risk –** With the exception of the year ended 30 June 2011, the Company has incurred operating losses in every year of its existence. As at 30 June 2018, the Company had accumulated losses of $123,311,946 and the extent of any future losses and whether or not the Company can generate profits in future years remains uncertain. The Company currently does not generate sufficient revenue to cover its operating expenses. There is also no certainty that the Company will be able to raise additional funds by issuing further shares and/or the raising of debt and, if such funds are available, on what terms the Company would be able to secure them. Refer Note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.
- **Competition –** All aspects of the medical, biotechnology and blockchain industries face significant competition. The rapid pace of innovation and development within the industry, together with the high number of competitors, mean that there is no guarantee the Company's ventures in these industries will be effective or economic. There is a risk that competitors' products, services or offerings may render the Company's services, products or offerings obsolete or uncompetitive. Many of the organizations competing with the Company are much larger and have more ready access to needed resources. In particular, they would have greater experience in the areas of finance, research and development, manufacturing, marketing, sales, distribution, technical and regulatory matters than the Company does. In addition, many of the larger current and potential competitors have already established name/brand recognition and more extensive collaborative relationships. For this reason, there can be no guarantee that any of the products, services or offerings associated with the Company will ever be commercialised, or generate a profit.

  One notable risk arising from the intensity of market competition in the blockchain industry is that the Company may be unable to compete successfully against future competitors who pursue a strategy of foregoing profitability in the short or medium term to grow their market share. Accordingly, in the event that the Company's exploration of blockchain products, services or offerings is successfully commercialised, there remains a risk that this form of aggressive competition could still result in reduced profitability and loss of market share which is likely to adversely affect its financial position. However, the Company maintains an extensive patent portfolio which does provide some protection for the BREVAGen*plus* test.
- **Intellectual property ("IP") risks –** The Company relies on its portfolio of patents, patent applications and exclusive licenses to patents relating to Genetic Technologies. While the Company patents and protects its IP, it cannot be certain that additional patents will be issued to it or that its patents will withstand challenges by others. Patents issued to, or licensed by, the Company may be infringed or third parties may develop similar technologies. Further, patents may not provide meaningful protection from competitors. The Company may also need to sue, or be sued, by third parties regarding its patents and other IP rights. These suits may be costly and would divert funds and resources from the Company and cause a distraction to Management.

- **Professional liability risks –** By the very nature of its operations, the Company's business exposes it to potential liability risks that are inherent in the testing, manufacturing, marketing and sale of genetic tests. In the event of a mistake occurring, including an incorrect result of analysis of genetic variations or other screening tests performed, the commercial sale of a genetic test by the Company may expose it to professional liability claims and possible adverse publicity. Litigation of such claims could be costly. Further, if a court were to require the Company to pay damages to a plaintiff, the amount of such damages could harm its financial condition, despite the Company having significant levels of public and product liability insurance coverage to protect it from such risks.
- **Government regulation –** In addition to general regulation and laws applicable to all businesses, the Company is subject to accreditation regulation and legislation relating to genetic research and testing. From time to time, federal, state and/or local governments adopt or change regulations relating to the conduct of genetic research and genetic testing. In future, such regulations could limit or restrict the Company's genetic research activities as well as genetic testing for research or clinical purposes. Regulations restricting genetic testing could adversely affect the Company's ability to market and sell its products and services. Accordingly, any regulations of this nature could increase the costs of operations or restrict its ability to conduct its testing business and might adversely affect its operations and financial condition.
- **Ethical issues –** Public opinion regarding ethical issues related to the confidentiality and appropriate use of genetic testing results may influence government authorities to call for limits on, or regulation of the use of genetic testing. In addition, such authorities could prohibit testing for genetic predisposition to certain conditions, particularly for those that have no known cure. Adverse publicity or public opinion relating to genetic research and testing could reduce the potential markets for the Company's services, which could adversely affect its revenues.
- **BREVAGen –** Since the launch of the Company's BREVAGen test in June 2011, a number of potential commercial risks have been identified. The test exists in a new area of genetic testing, being a predictive test, and it may take time to establish credibility and educate potential customers which may delay establishing reasonable rates of sales.

  Despite already having various studies and review publications, clinician adoption of the test requires substantial resources and effort. Even though the Company's laboratory is CLIA certified, US government health care programs could potentially restrict its ability to offer the test in the US, thereby restricting the available market. The launch of BREVAGen*plus* (expanded SNP panel applicable to African-American and Hispanic ethnicities as well as Caucasian) in October 2014, brings additional risks with the costs of development, public relations and marketing communications adding to overhead costs. There is a risk that the forecasted increase in uptake for BREVAGen*plus* does not occur to offset the cost of this product introduction.

  The transition from a traditional reimbursement system through insurance providers to a direct patient self-pay program introduced 1 April 2017 may not produce the desired result of providing economic and process certainty to the transaction for the healthcare provider and the patient and overall improvement of the pricing and billing complexities. Additionally, the transition of the BREVAGen*plus* commercial programme from a direct salesforce to an ecommerce based solution in August 2017, whereby it is planned that the consumer will be able to initiate the testing by accessing the Consumer Initiated Testing (CIT) platform via the Company's US subsidiary, Phenogen Sciences, Inc. website, may not result in an increase in the uptake of BREVAGen*plus*.
- **Development and commercialisation of blockchain applications –** Through the proposed strategic alliance with BCG announced on 15 February 2018, the Company presently intends to explore medical and biotech blockchain applications. Failing to successfully secure or develop and commercialise these offerings, products, solutions or services is likely to negatively impact the Company's performance, reduce its future opportunities, and weaken its financial position.

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Risk management

In respect of the above risks, the Group takes a proactive approach to risk management. The Board is responsible for ensuring that risks and opportunities are identified on a timely basis and that the Group's objectives and activities are aligned with those risks and opportunities. The Board believes that it is important for all Board members to be a part of this process and the Board takes overall responsibility for the recognition and management of risk. The overview of the compliance and control mechanisms has been delegated to the Audit Committee through its Charter.

The Board believes that the Group is not yet sufficiently large to warrant the appointment of an internal auditor.

SHARE OPTIONS

Unissued shares under option

As at the date of this Report, there were 55,102,778 unissued ordinary shares in the Company under option. No additional options to acquire ordinary shares in the Company were granted during the year ended 30 June 2018. All options granted were granted at nil cost. Refer Note 20 of the financial statements for details regarding the outstanding options.

Shares issued as a result of the exercise of options

During the 2018 financial year no shares were issued as a result of the exercise of options. No options have been exercised since the end of the financial year. During the 2018 financial year, a total of 20,000,000 options that had been issued to employees lapsed due to forfeiture. Option holders do not have any right, by virtue of their options, to participate in any share issue of the Company or any related body corporate.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year, the Company paid a premium in respect of a contract insuring the Directors and Officers of the Company and any related body corporate against a liability incurred in his or her capacity as a Director or Officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the insurance provided and the amount of the premium. The Company has agreed to indemnify the current and former Directors and Executive Officers against all liabilities to other persons that may arise from their position as Directors or Officers of the Company and its subsidiaries, except where to do so would be prohibited by law.

REMUNERATION REPORT

Introduction

This Remuneration Report outlines the Director and Executive remuneration arrangements of Genetic Technologies Limited (the "Company") and its subsidiaries (collectively, the "Group") in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Report, Key Management Personnel ("KMP") of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any Director (whether executive or not) of the parent company, and includes executives in the Group who meet the criteria, as set out below, receiving the highest remuneration.

For the purposes of this Report, the term "Executive" encompasses the Group's Chief Financial Officer and Scientific Director. For details regarding changes to Key Management Personnel during the period from 1 July 2017 to the date of this Report, please refer to the notes at the foot of the Remuneration Table.

Details of Directors and Key Management Personnel as at balance date

Directors
Dr Paul Kasian (Chairman & Interim Chief Executive Officer)
Dr Jerzy Muchnicki (Executive)
Dr Lindsay Wakefield (Non-Executive)
Mr Peter Rubinstein (Non-Executive)
Mr Xue Lee (Non-Executive)
Executives
Mr Kevin Fischer (Chief Financial Officer)
Dr Richard Allman (Scientific Director)

Remuneration Committee

The Remuneration Committee is made up of a majority of Non-Executive Directors. The Committee is, amongst other things, responsible for determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer and the Senior Leadership Team.

As at the date of this report, the composition of the Remuneration Committee is:

- Dr Lindsay Wakefield – Chairman of the Committee
- Dr Paul Kasian
- Mr Peter Rubinstein

As an executive, Dr Kasian does not take part in deliberations pertaining to his own remuneration.

The Remuneration Committee assesses the appropriateness of the nature and amount of remuneration paid to Directors and Executives on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum shareholder benefit from the retention of a high quality Board and Senior Leadership Team.

Remuneration strategy

The performance of the Company depends upon the quality of its Directors and Executives. To prosper, the Company must attract, motivate and retain appropriately skilled Directors and Executives.

In particular, the Company embodies the following principles in its remuneration framework:

- provide competitive and reasonable rewards to attract and retain high calibre Executives;
- wherever possible, align Executive rewards to the creation of shareholder value;
- ensure that a portion of an Executive's remuneration is "at risk"; and
- establish appropriate, demanding performance hurdles for variable Executive remuneration.

The remuneration strategy is recommended by the Remuneration Committee and approved by the Board.

Remuneration structure

In accordance with best practice corporate governance, the structure of Non-Executive Director and Executive remuneration is separate and distinct.

The key performance indicators applicable for all Executives are quantifiable and the methods of measurement are defined. Potential levels of remuneration are linked to each performance indicator based on the pretext that if the performance indicators as defined are met then the business will have more likely achieved certain key financial or strategic objectives. In addition to the various key performance indicators that are used to assess the performance of each Executive, the overall financial performance of the Company is also taken into consideration when determining both base levels of remuneration and short term incentive payments for those individuals.

Non-Executive Director remuneration

Objective

The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of the highest calibre, whilst incurring a cost which is acceptable to shareholders.

Structure

The Company's Constitution and the Listing Rules of the Australian Securities Exchange specify that the aggregate remuneration of Non-Executive Directors shall be determined from time to time by a General Meeting of shareholders. An amount not exceeding the amount determined is then divided between the Directors as agreed. The most recent determination was made at the 2007 Annual General Meeting, when shareholders approved an aggregate remuneration not exceeding $500,000 per year.

The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors are reviewed annually.

Each Non-Executive Director receives a fee for serving as a Director of the Company. No additional fees are paid to any Director for serving on a sub-committee of the Board, hence all fees disclosed on page 16 are base fees by nature.

Executive remuneration

Objective

The Group aims to reward Executives with a level and mix of remuneration which is commensurate with their positions and responsibilities within the Group and so as to:

- reward Executives for Group and individual performance against targets set by reference to suitable benchmarks;
- align the interests of Executives with those of the shareholders; and
- ensure that the total remuneration paid is competitive by market standards.

Structure

The remuneration paid to Executives is set with reference to prevailing market levels and comprises a fixed remuneration comprising base salary and superannuation, various short-term incentives (which are linked to agreed Key Performance Indicators ("KPIs"), as described below under the heading of Variable remuneration), and a long-term option component.

Fixed remuneration

Objective

The Remuneration Committee oversees the setting of fixed remuneration on an annual basis. The process consists of a review of Company, divisional and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices. The members of the Committee have access to external advice independent of Management.

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Structure

Fixed remuneration consists of some or all of the following components:

- base salary;
- non-monetary benefits which can include a motor vehicle allowance, health insurance etc.; and
- superannuation benefits, which includes employer contributions.

With the exception of the employer contributions to superannuation, Executives are given some flexibility to decide the composition of their total fixed remuneration and the allocation between cash and other benefits. It is intended that the manner of payment chosen will be optimal for the recipient without creating any additional cost for the Group.

Fixed remuneration is reviewed annually with reference to individual performance, market benchmarks for individual roles and the overall financial performance of the Group. Any changes to the fixed remuneration of Executives are first approved by the Remuneration Committee.

All employee remuneration is evaluated on a regular basis using a set of variables and taking into account the addition of the statutory superannuation contribution. An assessment of existing base salaries is made annually using comparisons against independent market data which provides information on salaries and other benefits paid for comparable roles within the biotech and pharmaceutical industries, using third party salary survey data. Annual performance reviews with each employee are based on a rating system which is used to assess his or her eligibility for salary increases. Other qualitative factors, including the specialised knowledge and experience of the individual and the difficulty of replacing that person, are also taken into account when considering salary adjustments.

Variable remuneration

Objective

The objective of variable remuneration is to:

- align the interests of Executives with those of shareholders;
- link Executive rewards to the achievement of strategic goals and performance of the Company; and
- ensure that the total remuneration paid by the Company is competitive by market standards.

Short Term Incentive ("STI")

STI is an annual plan that applies to Executives and other senior employees that is based on the performance of both the Company and the individual during a given financial year. STI ranges vary depending on the role, responsibilities and deliverables achieved by each individual. Actual STI payments granted to the relevant employee will depend on the extent to which the pre-agreed specific targets are met within a financial year. Specific targets are quantifiable with the agreed method of measurement defined at the beginning of the financial year. The ongoing performance of the Executive or senior employee is evaluated regularly during the performance cycle.

Group objectives, and their relative weighting, vary depending on the position and responsibility of the respective individual, but in respect of the year ended 30 June 2018 include, amongst other things, the achievement of:

- achieving targets for cost reduction or efficiency gains;
- contributing to business growth and expansion; and
- performance or the delivery of results which exceed agreed targets.

These measures are chosen as they represent the key drivers for the short term success of the business and provide a framework for delivering long term value. Personal and operating objectives vary according to the role and responsibility of the Executive and include objectives such as service delivery to customers, project delivery, compliance outcomes, intellectual property management and various staff management and leadership objectives.

Achievement of an individual's targets or objectives is documented and assessed by both the individual and his or her direct manager. The individual will participate in an annual performance review and must provide evidence of the objectives that he or she has delivered during the period under review. Each objective is then rated on an achievement scale. Depending on the aggregate of the ratings, the individual may be eligible to receive an STI payment.

STI payments, if any, are generally paid in August or September of each year subject to the completion of the performance review process and the receipt of a satisfactory rating. The Board conducts this process in the case of the CEO.

Long Term Incentive ("LTI")

The objective of the Group's LTI arrangements is to reward Executives and senior employees in a manner that aligns their remuneration with the creation of shareholder wealth. As such, significant LTI grants are generally only made to Executives who are able to influence the generation of shareholder wealth and have an impact on the Group's long term profitability. There are no specific performance hurdles, apart from certain vesting provisions, in respect of the LTI grants made to Executives. Options with a vesting period also serve as a retention tool and may reduce the likelihood of high performing Executives and senior employees being targeted by other companies.

LTI grants to Executives and senior employees are delivered in the form of options over unissued ordinary shares in the Company which are granted under the terms and conditions of the Company's Employee Option Plan. Selected Executives who contribute significantly to the long term profitability of the Company are invited to participate in the Employee Option Plan. The remuneration value of these grants varies and is determined with reference to the nature of the individual's role, as well as his or her individual potential and specific performance.

During the year ended 30 June 2018, a net share-based payments expense of $129,635 (2017: $120,287) was incurred by the Company in respect of all options which had previously been granted to Executives and other senior employees.

In cases where an Executive ceases employment prior to the vesting of his or her options, the options are forfeited after a prescribed period if they have not been exercised. The prescribed period ranges from two to six months, depending on the circumstances under which they left the Company, e.g. resignation, retirement, termination or death.

In the event of a change of control of the Company, the performance period end date will be brought forward to the date of the change of control and awards will vest over this shortened period.

The following table shows the key performance indicators for the Group over the past five financial years ended 30 June.

	2018	2017	2016	2015	2014
	$	$	$	$	$
Profit/(loss) for the year attributable to owners of Genetic Technologies Limited	**(5,463,872)**	(8,403,826)	(8,458,965)	(8,810,170)	(10,125,197)
Basic earnings per share (cents)	**(0.22)**	(0.40)	(0.49)	(0.82)	(1.76)

	%	%	%	%	%
Increase/(decrease) in share price	**42.9**	(63.2)	(32.1)	(22.2)	(62.1)
Total Key Management Personnel (KMP)incentives (being STI and LTI) as a percentage of profit/(loss) for the year	**(4.24)**	(2.35)	(2.36)	(1.30)	(0.90)

Relative proportion of fixed vs variable remuneration expense

	Fixed remuneration		At risk – STI		At risk – LTI*	
Executive director	2018	2017	2018	2017	2018	2017
Dr Paul Kasian	**100%**	-	**-**	-	**-**	-
Dr Jerzy Muchnicki	**100%**	-	**-**	-	**-**	-
Eutillio Buccilli	**89%**	83%	**-**	7%	**11%**	10%
Other KMP of the group						
Diana Newport	**79%**	92%	**-**	-	**21%**	8%
Dr Richard Allman	**71%**	88%	**20%**	4%	**9%**	8%
Kevin Fischer	**71%**	85%	**19%**	5%	**10%**	10%
Chris Saunders	**90%**	88%	**-**	5%	**10%**	7%
Dr Susan Gross	**100%**	94%	**-**	4%	**	2%

* *Since the long-term incentives are provided exclusively by way of options, the percentages disclosed also reflect the value of remuneration consisting of options, based on the value of options expensed during the year. Where applicable, the expenses include negative amounts for expenses reversed during the year due to a failure to satisfy the vesting conditions.*

** *Percentage not disclosed as the total amount of LTI remuneration expense was negative for the relative period.*

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Employment contracts

The former Chief Executive Officer, Mr Eutillio Buccilli was, until his departure on 6 February 2018, employed under an ongoing contract dated 25 February 2015 which had the following key terms and conditions:

- Base salary of $319,923 plus statutory superannuation contributions as prescribed under the Superannuation Guarantee legislation;
- STI payment equivalent to a maximum of 30% of base salary based on achievement of Key Performance Indicators, as agreed with the Board from time to time;
- Notice period of three months; and
- The contract may be terminated at any time without notice if serious misconduct has occurred. Where termination with cause occurs, he is only entitled to receive that portion of remuneration which is fixed and only up to the date of termination. In this instance, all entitlements to both STI and LTI are forfeited and would lapse.

The key provisions contained in the employment contracts for other Key Management Personnel in office at the date of this Report are:

- the Executive receives a base salary and statutory superannuation contributions, as prescribed under the Superannuation Guarantee legislation, together with certain STI payments based on achievement of Key Performance Indicators, as agreed with the Chief Executive Officer from time to time;
- the Executive may resign from his/her position and terminate the contract by giving up to three months written notice;
- the Company may terminate the contract by providing up to three months written notice or payment in lieu of notice; and
- the Company may terminate the contract without notice in the event of serious misconduct. In this instance, entitlements to both STI and LTI payments are forfeited and will lapse.

There are no employment contracts in place with any Non-Executive Director of the Company. Dr Kasian, subsequent to being appointed as Chairman on 31 January 2018, was also appointed part time interim CEO on 6 February 2018, following the departure of Mr Buccilli. Whilst no employment contract is in place with Dr Kasian, his current base salary of $150,000 (inclusive of statutory superannuation contributions) includes $48,262 attributable to his interim executive role, with the balance attributable to his role as Chairman. Similarly, during this period of strategic transition, Dr Muchnicki has been appointed as part time Business Development Director with no employment contract in place. Dr Muchnicki receives an annual total remuneration of $100,000 (inclusive of statutory superannuation contributions), of which $37,381 is attributable to his interim executive role, and the balance to his role as Director. Both Dr Kasian and Dr Muchnicki's total earnings are disclosed as Executive remuneration.

Remuneration of Key Management Personnel ("KMP")

		Short-term		Post-employment	Other long-term	Share-based	
		Salary/fees	Other	Superannuation*	Benefits	Options	Totals
Name and title of	Year	$	$	$	$	$	$
Non-Executive Directors							
Dr Lindsay Wakefield	**2018**	**57,186**	**-**	**5,433**	**-**	**-**	**62,619**
	2017	56,065	-	5,326	-	-	61,391
Mr Peter Rubinstein [1]	**2018**	**23,827**	**-**	**2,264**	**-**	**-**	**26,091**
	2017	-	-	-	-	-	-
Mr Xue Lee [2]	**2018**	**23,827**	**-**	**2,264**	**-**	**-**	**26,091**
	2017	-	-	-	-	-	-
Dr Malcolm R. Brandon [3]	**2018**	**54,198**	**-**	**5,149**	**-**	**-**	**59,347**
	2017	91,089	-	8,653	-	-	99,742
Grahame Leonard AM [4]	**2018**	**33,358**	**-**	**3,169**	**-**	**-**	**36,527**
	2017	56,065	-	5,326	-	-	61,391
Totals	**2018**	**192,396**	**-**	**18,279**	**-**	**-**	**210,675**
	2017	203,219	-	19,305	-	-	222,524

1. *Mr Rubinstein was appointed as a Non-executive Director on 31 January 2018.*
2. *Mr Lee was appointed as a Non-executive Director on 31 January 2018.*
3. *Dr Brandon resigned as the Non-executive Chairman on 30 January 2018.*
4. *Mr Leonard resigned as a Director on 30 January 2018.*

Name and title of	Year	Short-term Salary/fees $	Other $	Post-employment Superannuation* $	Other long-term Benefits** $	Share-based Options***	Termination benefits $	Totals $
Executives Directors								
Dr Paul Kasian [1]	**2018**	**89,099**	**-**	**8,464**	**44**	**-**	**-**	**97,607**
Chairman & Interim CEO	2017	56,065	-	5,326	-	-	-	61,391
Dr Jerzy Muchnicki [2]	**2018**	**38,051**	**-**	**3,615**	**1,200**	**-**	**-**	**42,866**
Business Development Director	2017	-	-	-	-	-	-	-
Eutillio Buccilli [3]	**2018**	**186,621**	**-**	**25,000**	**802**	**45,639**	**164,760**	**422,822**
Ex – Executive Director & Chief Executive Officer	2017	313,650	33,000	32,566	19,297	45,639	-	444,152
Executives								
Diana Newport [4]	**2018**	**73,469**	**-**	**6,980**	**(10,137)**	**18,257**	**-**	**88,569**
Quality & Ops. Director	2017	105,493	-	10,022	10,962	10,533	-	137,010
Dr Richard Allman [5]	**2018**	**165,294**	**49,588**	**16,472**	**(1,370)**	**23,407**	**-**	**253,391**
Scientific Director	2017	162,053	8,100	16,526	12,528	17,287	-	216,494
Kevin Fischer [6]	**2018**	**171,666**	**51,500**	**17,505**	**3,187**	**28,450**	**-**	**272,308**
Chief Financial Officer	2017	168,300	12,600	17,575	9,421	22,330	-	230,226
Chris Saunders [7]	**2018**	**156,403**	**-**	**-**	**6,778**	**17,782**	**-**	**180,963**
US-VP Sales & Marketing	2017	283,402	14,832	-	7,408	22,330	-	327,972
Dr Susan Gross [8]	**2018**	**41,545**	**-**	**-**	**1,867**	**(3,150)**	**-**	**40,262**
US-Senior Medical Director	2017	165,262	7,481	-	1,978	3,150	-	177,871
Sub-totals for Executives	**2018**	**922,148**	**101,088**	**78,036**	**2,371**	**130,385**	**164,760**	**1,398,788**
	2017	1,254,225	76,013	82,015	61,594	121,269	-	1,595,116
Total remuneration of Key Management Personnel	**2018**	**1,114,544**	**101,088**	**96,315**	**2,371**	**130,385**	**164,760**	**1,609,463**
	2017	1,457,444	76,013	101,320	61,594	121,269	-	1,817,640

Notes pertaining to changes during the year:

1. *Dr Kasian was appointed as the Chairman on 31 January 2018 and interim CEO on 6 February 2018, having previously served as a Non-Executive Director since his appointment in December 2013. Included in the 2018 total remuneration is an amount of $18,689 attributable to his executive role as interim CEO (2017: Nil). The 2017 fees are all Non-Executive Director fees.*
2. *Dr Muchnicki was appointed as Business Development Director on 31 January 2018. Included in the 2018 total remuneration is an amount of $16,774 attributable to his executive role as Business Development Director.*
3. *Mr Buccilli stepped down from his position of Executive Director and Chief Executive Officer on 6 February 2018. Included in the termination benefits paid to Mr Buccilli are ; 3 months' notice pay: pro-rata bonus entitlement calculated up to that date being 3 months from the 6th February 2018.*
4. *Ms Newport held the role of Quality and Operations Director until her resignation on 1 May 2018.*
5. *"Other" includes a bonus paid or payable to Dr Allman in the amount of $49,588 under a retention bonus scheme awarded to KMP.*
6. *"Other" includes a bonus paid or payable to Mr Fischer in the amount of $51,500 under a retention bonus scheme awarded to KMP.*
7. *Mr Saunders held the role of Vice President Sales and Marketing for Phenogen Sciences Inc. (USA) until his termination on 30 November 2017.*
8. *Dr Gross held the role of Senior Medical Director for Phenogen Sciences Inc. (USA) until her termination on 15 September 2017.*

Referencing the previous two tables:

* *Post-employment benefits as per Corporations Regulation 2M.3.03(1) Item 7.*
** *Other long-term benefits as per Corporations Regulation 2M.3.03(1) Item 8.*
*** *Equity settled share-based payments as per Corporations Regulation 2M.3.03(1) Item 11.*

The details of those Executives nominated as Key Management Personnel under section 300A of the Corporations Act 2001 have been disclosed in this Report. No other employees of the Company meet the definition of "Key Management Personnel" as defined in IAS 24/(AASB 124) Related Party Disclosures, or "senior manager" as defined in the Corporations Act 2001.

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Options exercised, granted, and forfeited as part of remuneration during the year ended 30 June 2018

Details of the options held by the Executives nominated as Key Management Personnel during the year ended 30 June 2018 are set out below. As at 30 June 2018, there were 3 executives and 1 employee who held options that had been granted under the Company's respective option plans.

During the 2018 financial year no options granted as equity compensation benefits to Executives were exercised, and no new options were granted as equity compensation benefits to Executives. The following options previously granted as equity compensation benefits to Executives were forfeited during the year:

Name of Executive	Options forfeited	Exercise price	Fair value per option	Final vesting date
Diana Newport	4,000,000	$0.01	$0.0050	16 Feb 2022
Diana Newport	2,500,000	$0.02	$0.0026	31 Mar 2021
Chris Saunders	5,000,000	$0.01	$0.0050	16 Feb 2022
Chris Saunders	5,000,000	$0.02	$0.0024	24 Nov 2020
Dr Susan Gross	2,500,000	$0.01	$0.0050	16 Feb 2022
Totals	19,000,000			

28

Options exercised, granted and forfeited as part of remuneration during the year ended 30 June 2017

During the 2017 financial year 21,500,000 options were granted as equity compensation benefits to Executives. No options were exercised or forfeited.

Fair values of options

Fair values at grant date are independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the share price at grant date and expected price volatility of the underlying share, the expected divided yield and the risk-free interest rate for the term of the option.

Option holdings of Key Management Personnel 30 June 2018

	Number of options					Vesting as at year end			
Name of option holder	Opening balance	Granted	Exercised	Lapsed	Closing balance	Exercisable	Not exercisable	Financial year in which options vest	Fair value yet to vest $
Executive									
Paul Kasian	-	-	-	-	-	-	-	-	-
Jerzy Muchnicki*	6,666,667	-	-	-	6,666,667	6,666,667	-	2015	-
Eutillio Buccilli	14,236,111	-	-	-	14,236,111	14,236,111	-	2018	-
Diana Newport	6,500,000	-	-	(6,500,000)	-	-	-	-	-
Richard Allman	10,000,000	-	-	-	10,000,000	6,666,667	3,333,333	2019	16,667
Kevin Fischer	10,000,000	-	-	-	10,000,000	6,666,667	3,333,333	2019	16,667
Chris Saunders	10,000,000	-	-	(10,000,000)	-	-	-	-	-
Susan Gross	2,500,000	-	-	(2,500,000)	-	-	-	-	-
Totals	59,902,778	-	-	(19,000,000)	40,902,778	34,236,112	6,666,666		33,334

* *Options held by Dr Muchnicki when appointed as a Director on 31 January 2018.*

Option holdings of Key Management Personnel 30 June 2017

Name of option holder	Number of options: Opening balance	Granted	Exercised	Lapsed	Closing balance	Vesting as at year end: Exercisable	Not exercisable	Financial year in which options vest	Fair value yet to vest $
Executive									
Eutillio Buccilli	14,236,111	-	-	-	14,236,111	7,118,055	7,118,056	2018	90,777
Diana Newport	2,500,000	4,000,000	-	-	6,500,000	1,250,000	5,250,000	2019	30,719
Richard Allman	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	46,438
Kevin Fischer	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	56,883
Chris Saunders	5,000,000	5,000,000	-	-	10,000,000	2,500,000	7,500,000	2019	56,883
Susan Gross	-	2,500,000	-	-	2,500,000	-	2,500,000	2019	20,000
Totals	31,736,111	21,500,000	-	-	53,236,111	15,868,055	37,368,056		301,700

* *Options vest and are exercisable at any time after the date on which they meet the vesting conditions as described in the notes to the financial report below.*

Shareholdings of Key Management Personnel 30 June 2018

Shares held in Genetic Technologies Limited	Number of shares: Opening balance	Bought	Sold	Closing balance
Director				
Dr Malcolm Brandon [1]	-	-	-	-
Mr Eutillio Buccilli [2]	-	-	-	-
Mr Grahame Leonard AM [1]	6,000,000	-	-	6,000,000
Dr Paul Kasian	256,410	-	-	256,410
Dr Lindsay Wakefield	8,325,263	-	-	8,325,263
Dr Jerzy Muchnicki [3]	20,903,244	-	-	20,903,244
Mr Peter Rubinstein [3]	47,282,700	-	-	47,282,700
Mr Xue Lee [3]	59,594,850	-	-	59,594,850
Executive				
Dr Richard Allman	-	-	-	-
Diana Newport [4]	-	-	-	-
Kevin Fischer	-	-	-	-
Chris Saunders [5]	-	-	-	-
Susan Gross [6]	-	-	-	-
Totals	142,362,467	-	-	142,362,467

1. *Dr Brandon and Mr Leonard were Directors from the start of the year to 30 January 2018.*
2. *Mr Buccilli was a Director from the start of the year to 6 February 2018.*
3. *Opening Balance for Dr Muchnicki, Mr Rubinstein and Mr Lee refers to the number of shares held directly and indirectly on appointment as a Director on 31 January 2018.*
4. *Ms Newport was a KMP from the start of the year to 1 May 2018.*
5. *Mr Saunders was a KMP from the start of the year to 30 November 2017.*
6. *Ms Gross was a KMP from the start of the year to 15 September 2017.*

There were no loans to/from Key Management Personnel during the financial years ending 2018 and 2017.

End of Remuneration Report

29

ANNUAL REPORT 2018

DIRECTORS' REPORT

AUDITOR INDEPENDENCE AND NON-AUDIT SERVICES

Auditor independence

The Directors of Genetic Technologies Limited have received an independence declaration from PricewaterhouseCoopers, the Company's auditor, as reproduced immediately following the Directors' Declaration on page 72 of the Financial Report.

Non-audit services

During the financial year, the following fees were paid or payable to the auditors of Genetic Technologies Limited and its subsidiaries in respect of both audit and non-audit services:

	Consolidated	
	2018 $	2017 $
Audit and assurance services		
PricewaterhouseCoopers in respect of:		
Audit [1]	**288,200**	325,972
Audit related	-	107,451
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	-	4,070
Total remuneration in respect of audit services	**288,200**	437,493

1. *Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.*

ENVIRONMENTAL REGULATION

The Company is not aware of any breaches of any environmental regulation during the 2018 financial year.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in ASIC Corporations (Rounding in Financial/Director's reports) Instrument 2016/191, issued by the Australian and Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report. Amounts in the Directors' Report have been rounded off in accordance with that Class order to the nearest dollar.

PROCEEDINGS ON BEHALF OF THE COMPANY

No proceedings have been brought or intervened in or on behalf of the Company with leave to the Court under section 237 of the Corporations Act 2001.

30

DIRECTORS' MEETINGS

Meeting attendances

The number of meetings of Directors (including the meetings of Sub-Committees of the Board) held during the financial year, and the number of such meetings attended by each Director, were as follows:

	Directors' meetings		Audit Committee meetings		Remuneration Committee meetings	
	Attended	Eligible	Attended	Eligible	Attended	Eligible
Dr Malcolm Brandon	9	9	-	-	-	-
Mr Eutillio Buccilli	9	9	-	-	2	2
Mr Grahame Leonard A.M.	8	9	2	3	-	-
Dr Paul Kasian	15	15	3	3	3	3
Dr Lindsay Wakefield	15	15	5	5	3	3
Dr Jerzy Muchnicki	6	6	2	2	-	-
Mr Peter Rubinstein	6	6	2	2	1	1
Mr Xue Lee	3	6	-	-	-	-

Sub-committee membership

As at the date of this Report, the composition of the Sub-Committees are:

Audit Committee	Remuneration Committee
Mr Peter Rubinstein *Chairman of the Committee*	Dr Lindsay Wakefield *Chairman of the Committee*
Dr Lindsay Wakefield	Dr Paul Kasian
Dr Jerzy Muchnicki	Mr Peter Rubinstein

Signed in accordance with a resolution of the Directors.

Paul Kasian

DR PAUL KASIAN
Chairman

Melbourne, 30 August 2018

31

ANNUAL REPORT 2018

Our patented tests aredesigned to predict an individual’s risk of developing chronic disease.

CORPORATE GOVERNANCE STATEMENT

Genetic Technologies Limited (the "Company") and its Board are committed to achieving the leading standards of corporate governance.

Reference is made to the revised Corporate Governance Principles and Recommendations issued and revised from time to time by the ASX Corporate Governance Council. The Board believes that all concepts of the revised Principles and Recommendations have been satisfied, however the Board is realistic with respect to the relative size and nature of the Company and have implemented the Recommendations accordingly. The Company endeavours to ensure exceptions to the guidelines do not have negative impact on the best interests of shareholders.

While in most respects the Company complies with the Recommendations, it is recognised that the development and implementation of policies and practices is an ongoing process that evolves with the needs of the business and its stakeholders.

ASX Listing Rule 4.10.3 requires an entity that is included in the official list as an ASX Listing to include in its annual report either a corporate governance statement that meets the requirements of that rule or the URL of the page on its website where such a statement is located.

The Company therefore advises that the current corporate governance statement and a summary of its main corporate governance practices as approved by the Board on 30 August 2018 may be found via the following link on the Company's website:

http://www.gtgcorporate.com/investor-centre/corporate-governance


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33

ANNUAL REPORT 2018

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

FOR THE YEAR ENDED 30 JUNE 2018

		Consolidated	
		2018	2017
	Notes	$	$
Revenue from operations – genetic testing services		**189,254**	518,506
Less: cost of sales	4	**(300,088)**	(492,417)
Gross profit from operations – genetic testing services		**(110,834)**	26,089
Other income	5	**441,476**	344,112
Foreign exchange gains reclassified on liquidation of subsidiary	6	**527,049**	-
Selling and marketing expenses		**(1,066,404)**	(2,721,474)
General and administrative expenses		**(3,144,178)**	(2,933,659)
Laboratory and research and development costs		**(2,210,498)**	(2,366,334)
Finance costs		**(28,843)**	(31,995)
Impairment of intangible assets expense		**-**	(544,694)
Net foreign exchange gains / (losses)		**128,360**	(175,871)
Loss from operations before income tax expense		**(5,463,872)**	(8,403,826)
Income tax expense	8	**-**	-
Loss for the year		**(5,463,872)**	(8,403,826)
Other comprehensive (loss) / profit			
Items that may be reclassified to profit or loss			
Exchange (loss) / gains on translation of controlled foreign operations		**(522,966)**	(130,655)
Other comprehensive (loss) / profit for the year, net of tax		**(522,966)**	(130,655)
Total comprehensive loss for the year		**(5,986,838)**	(8,534,481)
Loss for the year is attributable to:			
Owners of Genetic Technologies Limited		**(5,463,872)**	(8,403,826)
Total loss for the year		**(5,463,872)**	(8,403,826)
Total comprehensive loss for the year is attributable to:			
Owners of Genetic Technologies Limited		**(5,986,838)**	(8,534,481)
Total comprehensive loss for the year		**(5,986,838)**	(8,534,481)
Loss per share attributable to owners of the Company and from operations:			
Basic loss per share (cents per share)	9	**(0.22)**	(0.40)
Diluted loss per share (cents per share)	9	**(0.22)**	(0.40)

The above consolidated statement of comprehensive income / (loss) should be read in conjunction with the accompanying notes.

34

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2018

	Notes	Consolidated 2018 $	Consolidated 2017 $
ASSETS			
Current assets			
Cash and cash equivalents	10	**5,487,035**	10,988,255
Trade and other receivables	11	**301,383**	426,272
Prepayments and other assets	12	**202,279**	217,122
Total current assets		**5,990,697**	11,631,649
Non-current assets			
Property, plant and equipment	13	**175,284**	476,648
Total non-current assets		**175,284**	476,648
Total assets		**6,165,981**	12,108,297
LIABILITIES			
Current liabilities			
Trade and other payables	15	**945,130**	898,103
Provisions	16	**505,583**	567,190
Total current liabilities		**1,450,713**	1,465,293
Non-current liabilities			
Provisions	16	**3,390**	63,960
Total non-current liabilities		**3,390**	63,960
Total liabilities		**1,454,103**	1,529,253
Net assets		**4,711,878**	10,579,044
EQUITY			
Contributed equity	17	**122,372,662**	122,382,625
Reserves	18	**5,651,162**	6,044,493
Accumulated losses	19	**(123,311,946)**	(117,848,074)
Total equity		**4,711,878**	10,579,044

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

35

ANNUAL REPORT 2018

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2018

	Notes	Consolidated 2018 $	Consolidated 2017 $
Cash flows (used in) / from operating activities			
Receipts from customers		**758,452**	964,520
Payments to suppliers and employees		**(6,394,985)**	(7,816,924)
Interest received		**15,218**	38,765
Net cash flows used in operating activities	10	**(5,621,315)**	(6,813,639)
Cash flows (used in) / from investing activities			
Proceeds from the sale of plant and equipment		**-**	52,650
Purchases of plant and equipment		**(2,385)**	(234,799)
Net cash flows (used in) / from investing activities		**(2,385)**	(182,149)
Cash flows from / (used in) financing activities			
Proceeds from the issue of shares		**-**	8,049,369
Equity transaction costs		**(9,963)**	(1,234,430)
Facility fee rebate		**-**	295,110
Net cash flows from / (used in) financing activities		**(9,963)**	7,110,049
Net increase / (decrease) in cash and cash equivalents		**(5,633,663)**	114,261
Cash and cash equivalents at beginning of year		**10,988,255**	11,179,687
Net foreign exchange difference		**132,443**	(305,693)
Cash and cash equivalents at end of year	10	**5,487,035**	10,988,255

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

36

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2018

Consolidated	Contributed equity $	Reserves $	Accumulated losses $	Total equity $
Balance at 30 June 2016	**115,272,576**	**6,054,861**	**(109,444,248)**	**11,883,189**
Loss for the year	-	-	(8,403,826)	(8,403,826)
Other comprehensive loss	-	(130,655)	-	(130,655)
Total comprehensive income / loss	-	(130,655)	(8,403,826)	(8,534,481)
Transactions with owners in their capacity as owners				
Contributions of equity (net of transaction costs)	6,814,939	-	-	6,814,939
Share-based payments	-	120,287	-	120,287
Share facility fee rebate	295,110	-	-	295,110
	7,110,049	120,287	-	7,230,336
Balance at 30 June 2017	**122,382,625**	**6,044,493**	**(117,848,074)**	**10,579,044**
Loss for the year	-	-	(5,463,872)	(5,463,872)
Other comprehensive loss	-	(522,966)	-	(522,966)
Total comprehensive loss	-	(522,966)	(5,463,872)	(5,986,838)
Transactions with owners in their capacity as owners				
Contributions of equity (net of transaction costs)	(9,963)	-	-	(9,963)
Share-based payments	-	129,635	-	129,635
Share facility fee rebate	-	-	-	-
	(9,963)	129,635	-	119,672
Balance at 30 June 2018	**122,372,662**	**5,651,162**	**(123,311,946)**	**4,711,878**

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

37

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2018

38

1. CORPORATE INFORMATION

The Financial Report of Genetic Technologies Limited (the "Company") for the year ended 30 June 2018 was authorised for issue in accordance with a resolution of the Directors dated 30 August 2018. Genetic Technologies Limited is incorporated in Australia and is a company limited by shares. The Directors have the power to amend and reissue the financial statements.

The Company's ordinary shares are publicly traded on the Australian Securities Exchange under the symbol GTG and, via Level II American Depositary Receipts, on the NASDAQ Capital Market under the ticker GENE.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

This general purpose Financial Report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

Compliance with IFRS

The Financial Report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

Historical cost convention

These financial statements have been prepared under the historical cost convention except for financial assets and liabilities (including derivative instruments) which are measured at fair value.

Critical accounting estimates

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires Management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are critical to the financial statements, are disclosed in Note 3.

Going concern

For the year ending 30 June 2018, the Group incurred a total comprehensive loss of $5,986,838 (2017: $8,534,481) and net cash outflow from operations of $5,621,315 (2017: $6,813,639). As at 30 June 2018 the Group held total cash and cash equivalents of $5,487,035.

During the 2019 financial year, the Directors expect increased cash outflows from operations as the Company continues to invest resources in expanding the research and development, sales and marketing, and blockchain activities in support of the distribution of BREVAGen*plus* and its pipeline of risk assessment products. As a result of these expected cash outflows, the Directors intend to raise new equity funding within the next twelve months in order to ensure the Company continues to hold adequate levels of available cash resources to meet creditors and other commitments. The Company has subsequent to 30 June 2018 executed an equity placement facility with Kentgrove Capital Pty Ltd whereby it has an opportunity to raise equity funding of up to $20 million in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over a period of 20 months, expiring 7 April 2020. The Company has in place an open Placement Prospectus, and although it does not currently have binding commitments from any party to subscribe for Placement Shares, the Placement Offer within the Prospectus provides the Company with greater flexibility should the opportunity arise to offer and issue any of the Placement Shares while this Prospectus remains open. In addition to this facility the Directors will also consider other sources of equity funding through traditional offerings in either Australia or the United States.

The continuing viability of the Company and its ability to continue as a going concern and meet its debts and commitments as they fall due is dependent on the satisfactory completion of planned equity raisings, which are not guaranteed.

GENETIC TECHNOLOGIES LIMITED
GENETYPE CORPORATION
GENE VENTURES PTY LTD
GENETYPE PTY LTD
GENETIC TECHNOLOGIES CORPORATION
PHENOGEN SCIENCES INC

Due to the uncertainty surrounding the timing, quantum or the ability to raise additional equity, there is a material uncertainty that may cast significant doubt on the Group's ability to continue as a going concern and therefore, that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

However, the Directors believe that the Group will be successful in the above matters and accordingly, have prepared the financial report on a going concern basis. As such no adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Group not be able to continue as a going concern.

As a US SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Oversight Board ("PCAOB") standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company's ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.

(b) New accounting standards and interpretations

(i) Standards and Interpretations affecting amounts reported in the current period (and/or prior period)

The group has not applied any new standards or amendments for the first time for their annual reporting period commencing 1 July 2017.

(ii) Standards and Interpretations in issue but not yet adopted

In respect of the year ended 30 June 2018, the Group has assessed all new Australian accounting standards, and the IFRS equivalent, mandatory for adoption during the current year, noting no new standards which would have a material effect on the disclosure in these financial statements. There has been no effect on the profit and loss or the financial position of the Group. Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2018 reporting periods.

The Group's assessment of the impact of these new standards and interpretations is set out below.

39

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

40

Title of Standard	Summary and impact on Group's financial statements	Application date of the standard	Application date for Group for financial year ending
AASB 9 Financial Instruments (IFRS 9 Financial Instruments)	AASB 9 Financial Instruments replaces AASB 139 and addresses and classification, measurement and derecognition of financial assets and liabilities. It also addresses the new hedge accounting requirements, including changes to hedge effectiveness, treatment of hedging costs and risk components that can be hedged. AASB 9 introduces a new expected loss impairment model that will require entities to account for expected credit losses at the time of recognising the asset. The Group does not expect the adoption of the new standard to have a material impact on its classification and measurement of the financial assets and liabilities or its results on adoption of the new impairment model. The group has the following financial assets as at the balance date: **Cash and cash equivalents** Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates. Given the nature of cash, the expected loss model will not be material. **Trade and other receivables** Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor's ability and willingness to pay the amount due. The amount of the allowance/impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors. The Group expects to continue to hold these assets in cash and cash equivalents and thus does not expect to be impacted by the classification and measurement provisions of AASB 9. The only financial liabilities the group has at the balance date relate to trade and other payables. Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days. Given the nature of these liabilities, the group does not expect to adopt the fair value option under AASB9. The Group does not hold any derivative instruments and thus the related impacts of AASB 9 will not be applicable. The Group has decided not to early adopt AASB 9.	1 January 2018	30 June 2019

Title of Standard	Summary and impact on Group's financial statements	Application date of the standard	Application date for Group for financial year ending
AASB 15 Revenue from Contracts with Customers (IFRS 15 Revenue from Contracts with Customers)	AASB 15 provides a single, principles based five-step model to be applied to all contracts with customers. The five steps in the model are as follows: 1. identify contracts with customers 2. identify the separate performance obligations 3. determine the transaction price of the contract 4. allocate the transaction price to each of the separate performance obligations, and 5. recognise the revenue as each performance obligation is satisfied. Guidance is provided on topics such as the point in which revenue is recognised, accounting for variable consideration, costs of fulfilling and obtaining a contract and various related matters. AASB 15 must be applied for financial years commencing on or after January 1, 2018. The Group has not adopted AASB 15 before the mandatory date. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of July 1, 2018, and comparative disclosures will not be restated. The adoption of this standard will apply to the recognition of the sales related to the BREVAGen*plus* product as the Group's current sole revenue stream. Revenue generated from this product is not currently material and thus we do not expect there to be any material impact upon adoption.	1 January 2018	30 June 2019
AASB 16 Leases (IFRS 16 Leases)	AASB 16 will primarily affect the accounting by lessees and will result in the recognition of almost all leases on the balance sheet. The standard removes the current distinction between operating and financing leases and requires recognition of an asset (the right to use the leased item) and financial liability to pay rentals for almost all of the lease contracts. The accounting by lessors, however, will not significantly change. The Group is in the process of assessing the potential future impact on the balance sheet of the recently executed lease agreements for premises in Fitzroy and Charlotte, which are considered material. The new standard will result in extended disclosures in the financial statements. The Group has decided not to early adopt AASB 16.	1 January 2019	30 June 2020

41

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

42

There are no other standards that are not yet effective and that are expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(c) Principles of consolidation

Subsidiaries

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Genetic Technologies Limited (the "Company" or "Parent Entity") as at 30 June 2018 and the results of all subsidiaries for the year then ended. Genetic Technologies Limited and its subsidiaries together are referred to in this Financial Report as the "Group" or the "Consolidated Entity".

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement within the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains/ losses on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the Group's policies. Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statement of comprehensive income, consolidated balance sheet and consolidated statement of changes in equity, respectively.

(d) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer.

(e) Parent entity financial information

The financial information for the parent entity, Genetic Technologies Limited has been prepared on the same basis as the consolidated financial statements, except that investments in subsidiaries are accounted for at cost in the financial statements of Genetic Technologies Limited. Loans to subsidiaries are written down to their recoverable value as at balance date.

(f) Foreign currency translation

The functional and presentation currency of Genetic Technologies Limited and its Australian subsidiaries is the Australian dollar (AUD). Transactions in foreign currencies are initially recorded in the functional currency at the exchange rates ruling at the date of the transaction. Monetary assets and liabilities which are denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the statement of comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate ruling at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates ruling at the date when the fair value was determined. The functional currencies of the Company's two overseas subsidiaries are as follows:

- GeneType Corporation – United States dollars (USD)
- Phenogen Sciences Inc. – United States dollars (USD)

As at the reporting date, the assets and liabilities of these subsidiaries are translated into the presentation currency of Genetic Technologies Limited at the rate of exchange ruling at the balance sheet date and the statement of comprehensive income is translated at the weighted average exchange rates for the period unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions. The exchange differences arising on the retranslation are recognised in other comprehensive income and taken directly to a separate component of equity. On disposal or liquidation of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the statement of comprehensive income.

(g) Earnings per share ("EPS")

Basic EPS is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year. Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(h) Revenue recognition

Revenues are recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenues can be reliably measured. Revenues are recognised at the fair value of the consideration received or receivable net of the amounts of Goods and Services Tax. The following recognition criteria must also be met before revenue is recognised:

Genetic testing revenues

The Company operates facilities which provide genetic testing services. The Company recognises revenue from the provision of these services when the services have been completed.

Interest received

Revenue is recognised as the interest accrues using the effective interest method.

Government Grants Research and development tax incentive

The Australian government replaced the research and development tax concession with research and development (R&D) tax incentive from 1 July 2011. The R&D tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable tax offset is available to eligible companies with an annual aggregate turnover of less than $20 million. Management has assessed the Group's activities and expenditure to determine which are likely to be eligible under the incentive scheme. The Group accounts for the R&D tax incentive as a government grant. The grant is recognised as other income over the period in which the R&D expense is recognised.

Other

Other Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the company will comply with all attached conditions.

(i) Share-based payment transactions

The fair value of options granted under an Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the vesting period over which all of the specified vesting conditions are to be satisfied. The fair value at grant date is determined by management with the assistance of an independent valuer, using a Black-Scholes option pricing model or a Monte Carlo simulation analysis. The total amount to be expensed is determined by reference to the fair value of the options granted:

- including any market performance conditions (e.g. the entities share price)
- excluding the impact of any service and non-market performance vesting conditions (e.g. remaining an employee over a specified time period).

The cumulative employee benefits expense recognised at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired; and (ii) the number of awards that, in the opinion of the Directors of the Group, will ultimately vest. This opinion is formed based on the best information available at balance date.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as at the date of modification. Where appropriate, the dilutive effect of outstanding options is reflected as additional share dilution in the computation of diluted earnings per share. The Company's policy is to treat the options of terminated employees as forfeitures.

(j) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the company's subsidiaries and associates operate and generate taxable income.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

43

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Tax consolidation legislation

Genetic Technologies Limited ("GTG") and its wholly-owned Australian-resident subsidiaries have implemented the tax consolidation legislation. The head entity, GTG, and the subsidiaries in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand-alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, GTG also recognises the current tax assets/ liabilities and the deferred tax assets arising from unused tax losses and tax credits assumed from subsidiaries in the tax consolidated group. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreements are recognised as a contribution to (or distribution from) wholly-owned tax subsidiaries.

(k) Other taxes

Revenues, expenses and assets are recognised net of the amount of Goods and Services Tax (GST) except where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet. Cash flows are included in the cash flow statement on a gross basis and the GST component arising from investing and financing activities, which is recoverable from/payable to the taxation authority, are classified as operating cash flows.

(l) Withholding tax

The Group generates revenues from the granting of licenses to parties resident in overseas countries. Such revenues may, in certain circumstances, be subject to the deduction of local withholding tax. In such cases, revenues are recorded net of any withholding tax deducted.

(m) Finance costs

Finance costs are recognised using the effective interest rate method.

(n) Cash and cash equivalents

Cash and cash equivalents in the balance sheet comprise cash at bank and in hand and short-term deposits with an original maturity of 3 months or less. For the purposes of the cash flow statement, cash and cash equivalents consist of cash and cash equivalents as defined above. Cash at bank earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

(o) Trade and other receivables

Trade receivables, which are non-interest bearing and generally have terms of between 30 to 90 days, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts. An allowance for doubtful debts is made when there is objective evidence that a receivable is impaired. Such evidence includes an assessment of the debtor's ability and willingness to pay the amount due. The amount of the allowance/ impairment loss is measured as the difference between the carrying amount of the trade receivables and the estimated future cash flows expected to be received from the relevant debtors.

(p) Inventories

Inventories principally comprise laboratory and other supplies and are valued at the lower of cost and net realisable value. Inventory costs are recognised as the purchase price of items from suppliers plus freight inwards and any applicable landing charges. Costs are assigned on the basis of weighted average cost.

44

(q) Property, plant and equipment

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the respective asset as follows:

- Laboratory equipment – 3 to 5 years
- Computer equipment – 3 years
- Office equipment – 3 to 5 years
- Leasehold improvements – lease term, being between 1 and 3 years

Costs relating to day-to-day servicing of any item of property, plant and equipment are recognised in profit or loss as incurred. The cost of replacing larger parts of some items of property, plant and equipment are capitalised when incurred and depreciated over the period until their next scheduled replacement, with the replacement parts being subsequently written off.

(r) Intangible assets

Patents

Patents held by the Group are used in the licensing, testing and research areas and are carried at cost and amortised on a straight-line basis over their useful lives, being 10 years. External costs incurred in filing and protecting patent applications, for which no future benefit is reasonably assured, are expensed as incurred.

Research and development costs

Costs relating to research activities are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. To date, all development costs have been expensed as incurred as their recoverability cannot be regarded as assured.

(s) Impairment of assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any such indication exists, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs of disposal or its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value-in-use cannot be estimated to be close to its fair value. In such cases, the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses relating to operations are recognised in those expense categories consistent with the function of the impaired asset unless the asset is carried at its revalued amount, in which case the impairment loss is treated as a revaluation decrease.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognised in profit or loss unless it reverses a decrement previously charged to equity, in which case the reversal is treated as a revaluation increase. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(t) Employee benefits

(i) Short-term obligations

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave. Liabilities arising in respect of wages and salaries, expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. Expenses for non-accumulating sick leave are recognised when the leave is taken during the year and are measured at rates paid or payable.

45

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

46

(ii) Other long-term employee benefit obligations

The liabilities for long service leave and annual leave are not expected to be settled wholly within 12 months after the end of the reporting period in which the employee renders the related service. They are therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(iii) Retirement benefit obligations

The Group does not have any defined benefit funds. Statutory contributions to defined contribution superannuation funds are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available. Statutory contributions are legally enforceable in Australia.

(u) Provisions

Provisions for legal claims, service claims and make good obligations are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

(v) Trade and other payables

Trade payables and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services. Trade payables and other payables generally have terms of between 30 and 60 days.

(w) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Transaction costs arising on the issue of ordinary shares are recognised directly in equity as a deduction, net of tax, of the proceeds received. The Company has a share-based payment option plan under which options to subscribe for the Company's shares have been granted to certain executives and other employees.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are evaluated and based on historical experience and other factors, including expectations of future events that may have a financial impact on the Company and that are believed to be reasonable under the circumstances.

Critical accounting estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying value of certain assets and liabilities within the next annual reporting period are set out below.

Share-based payments transactions

The Group measures the cost of equity-settled transactions with employees by reference to the value of the equity instruments at the date on which they are granted. Management has determined the fair value by engaging an independent valuer using a Black-Scholes and Monte Carlo simulation options pricing model.

	Consolidated	
	2018	2017
	$	$

4. COST OF SALES

Inventories used	**93,869**	172,070
Direct labour costs	**88,690**	152,767
Depreciation expense	**65,853**	71,139
Inventories written off [1]	**51,676**	96,441
Total cost of sales	**300,088**	492,417

1. *Inventories written off include $24,506 (2017: $53,856) of items that expired during the year.*

5. OTHER INCOME

Net profit on disposal of plant and equipment	**-**	52,188
Research and development tax incentive	**299,351**	253,159
Export Marketing and Development Grant	**126,907**	-
Interest income	**15,218**	38,765
Total other income	**441,476**	344,112

6. FOREIGN EXCHANGE GAIN RECLASSIFIED ON LIQUIDATION OF SUBSIDIARY

Reclassification of net foreign exchange gains previously recognised in other comprehensive income, reclassified to profit or loss	**527,049**	-
Total gain on liquidation of subsidiary	**527,049**	-

Total gain is attributable to the liquidation of GeneType AG, a dormant subsidiary, that was completed on 13 December 2017.

7. EXPENSES

Amortisation of intangible assets	**-**	63,783
Depreciation of fixed assets	**303,749**	307,828
Employee benefit expenses	**2,657,232**	3,594,936
Operating lease expenses	**326,192**	310,413
Research and development expenses	**459,026**	418,598

47

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

48

8. INCOME TAX

	Consolidated 2018 $	Consolidated 2017 $
Reconciliation of income tax expense to prima facie tax payable		
Loss before income tax expense	**(5,463,872)**	(8,403,826)
Tax at the Australian tax rate of 27.50%	**(1,502,565)**	(2,311,052)
Tax effect amounts which are not deductible/(taxable) in calculating taxable income		
Share-based payments expense	**35,650**	33,079
Research and development tax incentive	**148,346**	108,163
Other assessable items	**-**	81,155
Withholding tax expense	**-**	-
Other non-deductible items	**1,509**	1,257
	(1,317,060)	(2,087,398)
Difference in overseas tax rates	**67,557**	(96,775)
Under/(over) provision	**(268,092)**	(75,054)
Research and development tax credit	**(82,322)**	(69,619)
Tax losses not recognised	**1,599,917**	2,328,846
Income tax expense	**-**	-
Net deferred tax assets		
Deferred tax assets not recognised		
Property, plant and equipment	**1,381**	2,802
Capital raising costs	**347,370**	320,417
Intangible assets	**1,949,601**	2,003,505
Provisions	**201,492**	333,103
Other	**-**	-
Total deferred tax assets	**2,499,844**	2,659,827
Deferred tax liabilities not recognised		
Prepayments	**-**	-
Total deferred tax liabilities	**-**	-
Net deferred tax assets on temporary differences not brought to account	**(2,499,844)**	(2,659,827)
Total net deferred tax assets	**-**	-
Tax losses		
Unused tax losses for which no deferred tax asset has been recognised	**87,970,140**	80,706,629
Potential tax benefit	**22,596,182**	22,194,323

8. INCOME TAX CONTINUED

Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2018, the group had a potential tax benefit related to tax losses carried forward of $22,596,182. Such amount includes net losses of $5,155,038 related to subsidiaries in the United States (US). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the US on 22 December 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21-percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL's) has been removed, allowing the NOL's to be carried forward indefinitely. The remaining tax losses carried forward of $17,441,144 are indefinite and are attributable to the Group's operations in Australia. As such the total unused tax losses available to the Group, equal $22,596,182.

As at balance date, there are unrecognised tax losses with a benefit of approximately $22,596,182 (2017: $22,194,323) that have not been recognised as a deferred tax asset to the Group. These unrecognised deferred tax assets will only be obtained if:

(a) The Group companies derive future assessable income of a nature and amount sufficient to enable the benefits to be realised;

(b) The Group companies continue to comply with the conditions for deductibility imposed by the law; and

(c) No changes in tax legislation adversely affect the Group companies from realising the benefit.

Tax consolidation legislation

Genetic Technologies Limited and its wholly owned Australian subsidiaries implemented the tax consolidation legislation as from 1 July 2003. The accounting policy in relation to this legislation is set out in Note 2(j).

The entities in the tax consolidated group have entered into a Tax Sharing Agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Genetic Technologies Limited.

The entities have also entered into a Tax Funding Agreement under which the wholly-owned entities fully compensate Genetic Technologies Limited for any current tax payable assumed and are compensated by Genetic Technologies Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Genetic Technologies Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the respective subsidiaries' financial statements.

The amounts receivable or payable under the Tax Funding Agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year.

As at 30 June 2018, there are no unrecognised temporary differences associated with the Group's investments in subsidiaries, as the Group has no liability for additional taxation should unremitted earnings be remitted (2017: $nil).

9. LOSS PER SHARE

The following reflects the income and share data used in the calculations of basic and diluted loss per share:

	Consolidated 2018 $	Consolidated 2017 $
Loss for the year attributable to the owners of Genetic Technologies Limited	**(5,463,872)**	(8,403,826)
Weighted average number of ordinary shares used in calculating loss per share	**2,435,282,724**	2,121,638,888

Note: None of the 55,102,778 (2017: 75,102,778) options over the Company's ordinary shares that were outstanding as at the reporting date are considered to be dilutive for the purposes of calculating diluted earnings per share.

49

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

50

	Consolidated 2018 $	Consolidated 2017 $
10. CASH AND CASH EQUIVALENTS		
Reconciliation of cash and cash equivalents		
Cash at bank and on hand	**5,487,035**	10,988,255
Total cash and cash equivalents	**5,487,035**	10,988,255
Reconciliation of loss for the year		
Reconciliation of loss for the year after income tax to net cash flows used in operating activities is as follows:		
Loss for the year after income tax	**(5,463,872)**	(8,403,826)
Adjust for non-cash items		
Amortisation and depreciation expenses	**303,749**	371,611
Impairment of Intangible assets	**-**	544,694
Share-based payments expense	**129,635**	120,287
Net (profit) / loss on disposal of plant and equipment	**-**	(52,188)
Net (gains) / losses on liquidation of subsidiary	**(527,049)**	-
Net foreign exchange (gains) / losses	**(128,360)**	175,038
Adjust for changes in assets and liabilities		
(Increase) / decrease in trade and other receivables	**124,889**	204,501
(Increase) / decrease in prepayments and other assets	**14,843**	103,488
Increase / (decrease) in trade and other payables	**47,027**	60,120
Increase / (decrease) in provisions	**(122,177)**	62,636
Net cash flows from / (used in) operating activities	**(5,621,315)**	(6,813,639)
Financing facilities available		
As at 30 June 2018, the following financing facilities had been negotiated and were available:		
Total facilities		
Credit cards	**183,770**	306,128
Facilities used as at reporting date		
Credit cards	**(12,031)**	(12,428)
Facilities unused as at reporting date		
Credit cards	**171,739**	293,700

11. TRADE AND OTHER RECEIVABLES (CURRENT)

	2018 $	2017 $
Trade receivables	**10,503**	200,837
Less: provision for doubtful debts	**-**	-
Net trade receivables	**10,503**	200,837
Other receivables	**290,880**	225,435
Total net current trade and other receivables	**301,383**	426,272

Note: Trade and other receivables for the Group include amounts due in US dollars of USD 7,114 (2017: USD 153,829).

Refer Note 28 for details of aging, interest rate and credit risks applicable to trade and other receivables for which, due to their short-term nature, their carrying value approximates their fair value.

	Consolidated	
	2018	2017
	$	$

12. PREPAYMENTS AND OTHER ASSETS (CURRENT)

Prepayments	**139,767**	136,923
Inventories at the lower of cost and net realisable value	**59,007**	76,822
Performance bond and deposits	**3,505**	3,377
Total current prepayments and other assets	**202,279**	217,122

13. PROPERTY, PLANT AND EQUIPMENT

Laboratory equipment, at cost	**1,451,389**	1,451,389
Less: accumulated depreciation	**(1,355,397)**	(1,209,553)
Net laboratory equipment	**95,992**	241,836
Computer equipment, at cost	**609,550**	607,165
Less: accumulated depreciation	**(563,208)**	(523,278)
Net computer equipment	**46,342**	83,887
Office equipment, at cost	**167,564**	167,564
Less: accumulated depreciation	**(166,807)**	(165,805)
Net office equipment	**757**	1,759
Equipment under hire purchase, at cost	**594,626**	594,626
Less: accumulated depreciation	**(594,626)**	(594,626)
Net equipment under hire purchase	**-**	-
Leasehold improvements, at cost	**462,797**	462,797
Less: accumulated depreciation	**(430,604)**	(313,631)
Net leasehold improvements	**32,193**	149,166
Total net property, plant and equipment	**175,284**	476,648
Reconciliation of property, plant and equipment		
Opening gross carrying amount	**3,283,541**	3,049,462
Add: additions purchased during the year	**2,385**	234,799
Less: disposals made during the year	**-**	(720)
Closing gross carrying amount	**3,285,926**	3,283,541
Opening accumulated depreciation and impairment losses	**(2,806,893)**	(2,499,323)
Add: disposals made during the year	**-**	258
Less: depreciation expense charged	**(303,749)**	(307,828)
Closing accumulated depreciation and impairment losses	**(3,110,642)**	(2,806,893)
Total net property, plant and equipment	**175,284**	476,648

51

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

13. PROPERTY, PLANT AND EQUIPMENT CONTINUED

Reconciliation of movements in property, plant and equipment by asset category

Asset category	Opening net carrying amount	Additions during year	Disposals during year	Depreciation expense	Closing net carrying amount
	$	$	$	$	$
Laboratory equipment	241,836	-	-	(145,844)	95,992
Computer equipment	83,887	2,385	-	(39,930)	46,342
Office equipment	1,759	-	-	(1,002)	757
Leasehold improvements	149,166	-	-	(116,973)	32,193
Totals	476,648	2,385	-	(303,749)	175,284

52

14. INTANGIBLE ASSETS

	Consolidated 2018	Consolidated 2017
	$	$
Patents		
Patents, at cost	-	36,662,592
Less: accumulated amortisation	-	(32,950,533)
Less: impairment losses	-	(3,712,059)
Total net patents	-	-
Other intangible assets		
Assets associated with BREVAGen™ breast cancer risk test, at cost	-	1,033,273
Less: accumulated amortisation	-	(568,300)
Less: impairment losses	-	(464,973)
Total net other intangible assets	-	-
Total net intangible assets	-	-
Reconciliation of patents		
Opening net carrying amount	-	91,840
Less: amortisation expense charged (refer below)	-	(12,119)
Less: impairment expense	-	(79,721)
Total net patents	-	-
Reconciliation of other intangible assets		
Opening net carrying amount	-	516,637
Less: amortisation expense charged (refer below)	-	(51,664)
Less: impairment expense	-	(464,973)
Total net other intangible assets	-	-

14. INTANGIBLE ASSETS CONTINUED

Impairment

Slow growth rates in the market adoption of the BREVAGen*plus* breast cancer risk assessment test contributing to net losses represented an impairment triggering event in the prior year (2017). The Group performed an impairment assessment, which resulted in a non-cash impairment of the Patents and other Intangible assets associated with the BREVAGen test of $544,694 being recorded at 31 December 2016. There have been no indications of a change in the estimates used to determine the assets recoverable amount since the last impairment loss was recognized and as such there is no reversal in the current year ended 30 June 2018.

In order to support this conclusion, the Company undertook an impairment assessment as follows:

- calculating the value in use of each Intangible asset using a discounted cash flow model. These models used cash flows (revenues, expenses and capital expenditure) for each asset based on their remaining useful lives of approximately 4 years. The cash flows were then discounted to net present values at an average of the most recent rates utilised by other Companies in the industry in which the Group operates and have been assessed by management to align with the long term growth profile of the Company. A pre-tax discount rate of 14.5%, and a growth rate estimate of 2.0% was used throughout the value in use model, and
- comparing the resulting value in use of each Intangible asset to their respective book values.

The Company also performed sensitivity analysis over the value in use calculations by varying the assumptions used to assess the impact on the valuations.

On consideration of all of these key assumptions the Company, in line with its impairment testing policy concluded that the intangible asset should be fully impaired, and that a non-cash impairment expense of $544,694 be recognised at 30 June 2017.

Remaining useful lives

The assets associated with the BREVAGen™ breast cancer risk test had a remaining useful life of 4 years as at 30 June 2017.

Disclosure of expenses

The total amortisation expense charged during the year ended 30 June 2017 (2018: nil) in respect of intangible assets of $63,783 is disclosed in the consolidated statement of comprehensive income under the heading of laboratory and research and development costs.

	Consolidated	
	2018	2017
	$	$
15. TRADE AND OTHER PAYABLES (CURRENT)		
Trade payables	**535,923**	398,291
Other payables	**222,503**	195,584
Accrued expenses	**186,704**	304,228
Total current trade and other payables	**945,130**	898,103

Note: Trade payables for the Group include amounts due in US dollars of USD 116,063 (2017 USD 137,154) and Swiss francs of CHF 0 (2017: CHF 380).

Refer Note 28 for details of management of interest rate, foreign exchange and liquidity risks applicable to trade and other payables for which, due to their short-term nature, their carrying value approximates their fair value.

53

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

54

16. PROVISIONS (CURRENT AND NON-CURRENT)

	Consolidated 2018 $	Consolidated 2017 $
Current provisions		
Annual leave	**145,449**	239,821
Long service leave	**268,544**	243,411
Make good*	**91,590**	83,958
Total current provisions	**505,583**	567,190
Non-current provisions		
Long service leave	**3,390**	56,328
Make good*	**-**	7,632
Total non-current provisions	**3,390**	63,960
Total provisions	**508,973**	631,150

* *Make good provision.*

Genetic Technologies Limited is required to restore the leased premises situated in Fitzroy, Melbourne to their original condition at the end of the lease terms. A provision has been recognised for the present value of the estimated expenditure required to remove any leasehold improvements. These costs have been capitalised as part of the cost of leasehold improvements and are amortised over the shorter of the term of the lease or the useful life of the assets. See Note 2 (u) for the Group's other accounting policies relevant to provisions.

	2018 $	2017 $
Reconciliation of annual leave provision		
Balance at the beginning of the financial year	**239,821**	223,100
Add: obligation accrued during the year	**155,967**	183,613
Less: utilised during the year	**(250,289)**	(166,892)
Balance at the end of the financial year	**145,499**	239,821
Reconciliation of long service leave provision		
Balance at the beginning of the financial year	**299,739**	253,824
(Less) / Add: obligation accrued during the year	**(27,806)**	58,699
Less: utilised during the year	**-**	(12,784)
Balance at the end of the financial year	**271,933**	299,739

Note: The total provisions for annual leave and long service leave include a total amount of $325,421 (2017: $428,891) in respect of obligations which, based on historical evidence, the Company estimates will be settled more than 12 months from balance date.

	Consolidated	
	2018	2017
	$	$

17. CONTRIBUTED EQUITY

Issued and paid-up capital		
Fully paid ordinary shares	**122,372,662**	122,382,625
Total contributed equity	**122,372,662**	122,382,625

Movements in shares on issue	Shares	$
Year ended 30 June 2017		
Balance at the beginning of the financial year	1,715,282,724	115,272,576
Add: shares issued as part of private placements	720,000,000	8,049,369
Add: facility fee rebate on previously issued shares*	-	295,110
Less: transaction costs arising on share issue	-	(1,234,430)
Balance at the end of the financial year	2,435,282,724	122,382,625
Year ended 30 June 2018		
Balance at the beginning of the financial year	**2,435,282,724**	**122,382,625**
Less: transaction costs arising on share issue	**-**	**(9,963)**
Balance at the end of the financial year	**2,435,282,724**	**122,372,662**

* *Rebate of a facility fee originally provided to Kentgrove Capital on commencement date of a Standby Equity Placement Facility Agreement entered into in January 2015 that was paid on expiry of the facility agreement on 21 January 2017 in accordance with the agreement, representing a reduction in total equity transaction costs associated with the commencement of the facility.*

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares, which have no par value, entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Capital management

When managing capital, Management's objective is to ensure that the Group continues as a going concern as well as to provide returns for shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure to reduce the entity's cost of capital.

55

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

	Consolidated	
	2018	2017
	$	$

18. RESERVES

	2018 $	2017 $
Foreign currency translation	**765,930**	1,288,896
Share-based payments	**4,885,232**	4,755,597
Total reserves	**5,651,162**	6,044,493
Reconciliation of foreign currency translation reserve		
Balance at the beginning of the financial year	**1,288,896**	1,419,551
Add: net currency translation gain / (loss)	**(522,966)**	(130,655)
Balance at the end of the financial year	**765,930**	1,288,896
Reconciliation of share-based payments reserve		
Balance at the beginning of the financial year	**4,755,597**	4,635,310
Add: share-based payments expense	**129,635**	120,287
Balance at the end of the financial year	**4,885,232**	4,755,597

56

Nature and purpose of reserves

Foreign currency translation reserve

This reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

Share-based payments reserve

This reserve is used to record the value of share-based payments provided to employees and others providing similar services as part of their remuneration.

19. ACCUMULATED LOSSES

	2018 $	2017 $
Balance at the beginning of the financial year	**(117,848,074)**	(109,444,248)
Add: net loss attributable to owners of Genetic Technologies Limited	**(5,463,872)**	(8,403,826)
Balance at the end of the financial year	**(123,311,946)**	(117,848,074)

20. OPTIONS

As at 30 June 2018, the following options over ordinary shares in the Company were outstanding.

	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options (refer below)	**34,736,111**	**$0.017**	54,736,111	$0.016
Unlisted options attached to convertible notes	**20,366,667**	**$0.015**	20,366,667	$0.015
	55,102,778	**$0.016**	75,102,778	$0.016

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors of the Company may grant options over ordinary shares in Genetic Technologies Limited to executives, consultants and employees of the Group. The options, which are granted at nil cost, are not transferable and are not quoted on the ASX. As at 30 June 2018, there was 3 executive and 1 employee who held options that had been granted under the Plans. Options granted under the Plans carry no rights to dividends and no voting rights.

The movements in the number of options granted under the Plans are as follows:

	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options				
Balance at the beginning of the financial year	**54,736,111**	**$0.016**	33,486,111	$0.022
Add: options granted during the year	**-**	**-**	22,750,000	$0.010
Less: options exercised during the year	**-**	**-**	-	-
Less: options forfeited during the year	**(20,000,000)**	**$0.014**	(1,500,000)	$0.049
Balance at the end of the financial year	**34,736,111**	**$0.017**	54,736,111	$0.016

There were no options exercised under the Employee Option Plan during the year ended 30 June 2018 (2017: Nil).

The numbers of options outstanding as at 30 June 2018 by ASX code, including the respective dates of expiry and exercise prices, are tabled below (refer Note 22 for further information). The options tabled below are not listed on ASX.

Option description	2018	Weighted ave. exercise price	2017	Weighted ave. exercise price
Unlisted employee options				
GTGAD (expiring 14 September 2020)	**-**	**-**	250,000	$0.058
GTGAD (expiring 24 November 2020)	**19,236,111**	**$0.020**	24,236,111	$0.020
GTGAD (expiring 31 March 2021)	**5,000,000**	**$0.020**	7,500,000	$0.020
GTGAD (expiring 16 February 2022)	**10,500,000**	**$0.010**	22,750,000	$0.010
	34,736,111	**$0.017**	54,736,111	$0.016
Unlisted options attached to convertible notes				
GTGAC (expiring 2 December 2018)	**20,366,667**	**$0.015**	20,366,667	$0.015
Balance at the end of the financial year	**55,102,778**	**$0.016**	75,102,778	$0.016
Exercisable at the end of the financial year	**48,102,778**	**$0.017**	36,234,722	$0.017

The weighted average remaining contractual life of options outstanding as at 30 June 2018 was 1.94 years (2017: 3.28 years).

57

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

21. SEGMENT INFORMATION

Identification of reportable segments

The Group has identified a sole operating segment as reported that is consistent with the internal reporting provided to the chief operating decision maker and is aligned to the one major revenue stream.

The Groups operating segment is summarised as follows:

Business segments

		Revenues and income			
		Sales	Other	Totals	Profit/(Loss)
Segment		$	$	$	$
Operations	**2018**	**189,254**	**441,476**	**630,730**	**(5,463,872)**
	2017	518,506	344,112	862,618	(8,403,826)

		Assets	Liabilities	Amortisation/ depreciation	Purchases of equipment
Segment		$	$	$	$
Operations	**2018**	**6,165,981**	**(1,454,103)**	**(303,749)**	**2,385**
	2017	12,108,297	(1,529,253)	(371,611)	234,799

58

Geographic information

- **Australia** – is the home country of the parent entity and the location of the Company's genetic testing and licensing operations.
- **USA** – is the home of Phenogen Sciences Inc. and GeneType Corporation.
- **Switzerland** – is the home of GeneType AG (Liquidated December 2017).

Geographic information

		Revenues and income			
		Sales	Other	Totals	Profit/(Loss)
		$	$	$	$
Australia	**2018**	**-**	**441,476**	**441,476**	**(3,504,098)**
	2017	18,215	344,112	362,327	(7,000,994)
USA	**2018**	**189,254**	**-**	**189,254**	**(1,959,774)**
	2017	500,291	-	500,291	(1,371,001)
Other	**2018**	**-**	**-**	**-**	**-**
	2017	-	-	-	(31,831)
Totals	**2018**	**189,254**	**441,476**	**630,730**	**(5,463,872)**
	2017	518,506	344,112	862,618	(8,403,826)

		Assets	Liabilities	Amortisation/ depreciation	Purchases of equipment
		$	$	$	$
Australia	**2018**	**6,004,286**	**(1,353,718)**	**(295,150)**	**2,385**
	2017	11,473,094	(1,291,529)	(362,677)	223,096
USA	**2018**	**161,695**	**(100,385)**	**(8,599)**	**-**
	2017	632,419	(233,301)	(8,934)	11,703
Other	**2018**	**-**	**-**	**-**	**-**
	2017	2,784	(4,423)	-	-
Totals	**2018**	**6,165,981**	**(1,454,103)**	**(303,749)**	**2,385**
	2017	12,108,297	(1,529,253)	(371,611)	234,799

21. SEGMENT INFORMATION CONTINUED

Additional segment disclosures

- Other revenues and income includes interest received of $15,218 (2017: $38,765).
- Expenses includes employee benefits expenses of $2,657,232 (2017: $3,594,936).
- Assets - includes cash of $5,487,035 (2017: $10,988,255).
- Liabilities includes trade and other payables of $945,130 (2017: $898,103) and provisions of $508,973 (2017: $631,150).

Included in the above figures are the following intersegment balances and transactions:

	Consolidated	
	2018	2017
	$	$
Loan payable (USA) and loan receivable (Australia)	**66,503**	348,835
Foreign exchange gain (USA) and foreign exchange loss (Australia)	**981,141**	776,295
Cost of sales (USA) and sales (Australia)	**38,352**	74,762

Segment products and locations

The principal geographic segment is Australia, with the Company's headquarters being located in Melbourne in the State of Victoria however the key sales activities take place in the USA.

Major customers

During the years ended 30 June 2018 and 30 June 2017 there was no customer from whom the Group generated revenues representing more than 10% of the total consolidated revenue from operations or outstanding receivables.

22. SHARE BASED PAYMENTS

(a) Employee option plan

On 30 November 2001, the Directors of the Company established a Staff Share Plan. On 19 November 2008, the shareholders of the Company approved the introduction of a new Employee Option Plan. Under the terms of the respective Plans, the Directors may, at their discretion, grant options over the ordinary shares in the Genetic Technologies Limited to executives, consultants, employees, and former Non-Executive Directors, of the Group.

59

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

60

22. SHARE BASED PAYMENTS CONTINUED

(a) Employee option plan

During the year no options over ordinary shares were granted pursuant the Employee Option Plan. The following information relates to ordinary shares granted pursuant to the Employee Option Plan at no cost for year ended 30 June 2017:

(i) 1,250,000 options to a number of employees of the Company's US Subsidiary, Phenogen Sciences Inc. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows:

	2017
Grant Date	**17 Feb 2017**
Options issued	**1,250,000**
Dividend yield	**-**
Historic volatility and expected volatility	**60%**
Option exercise price	**$0.010**
Weighted average exercise price	**$0.010**
Risk-free interest rate	**2.19%**
Expected life of an option	**4.5 years**
Model used	**Black-Scholes**

As at 30 June 2018, there was 1 employee (2017: 4) who held options that had been granted under the Plan.

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(ii) 21,500,000 options to a number of KMP. The options vest based on non-market performance conditions (requirement to remain employed by the Company) in three tranches commencing on the date of the 2017 Annual General Meeting (AGM) of the Company and then at each of the 12 and 24 month anniversaries thereafter. The fair value of each option granted is estimated by an external valuer using a Black-Scholes option-pricing model, with assumptions as follows:

	2017
Grant Date	**17 Feb 2017**
Options issued	**21,500,000**
Dividend yield	**-**
Historic volatility and expected volatility	**60%**
Option exercise price	**$0.010**
Weighted average exercise price	**$0.010**
Risk-free interest rate	**2.19%**
Expected life of an option	**4.5 years**
Model used	**Black-Scholes**

(b) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	Consolidated	
	2018	2017
	$	$
Options issued under employee option plan	**129,635**	120,287
Total	**129,635**	120,287

	Consolidated	
	2018	2017
	$	$

23. COMMITMENTS AND CONTINGENCIES

Operating lease expenditure commitments		
Minimum operating lease payments		
- not later than one year	**41,625**	227,992
- later than one year but not later than five years	**-**	35,676
- later than five years	**-**	-
Total minimum operating lease payments	**41,625**	263,668

As at 30 June 2018, the above operating leases related to the following premises that are currently occupied by the Group:

Location	Landlord	Use	Date of expiry of lease	Minimum payments ($)
60-66 Hanover Street Fitzroy, Victoria 3065 Australia	Crude Pty. Ltd.	Office / laboratory	31 August 2018	35,676
9115 Harris Corners Parkway, Suite 320 Charlotte, North Carolina 28269 USA	New Boston Harris Corners LLC	Office	Month to month	5,949
			Total	41,625

Apart from the above, there were no other commitments or contingencies as at 30 June 2018.

On 3 July 2018 the lease agreement for the Fitzroy premises in Melbourne was extended for 3 years from 1 September 2018 to 31 August 2021. In addition, Phenogen Sciences Inc. has vacated the Harris Corners Parkway office in Charlotte and entered into a 2 year lease agreement effective 23 July 2018 for premises situated at 1300 Baxter Street, Suite 157, Charlotte, North Carolina.

24. AUDITORS' REMUNERATION

	Consolidated	
	2018	2017
	$	$
Audit and assurance services		
PricewaterhouseCoopers in respect of:		
Audit[1]	**288,200**	325,972
Audit related	**-**	107,451
Other audit firms in respect of:		
Audit of the Financial Reports of subsidiaries	**-**	4,070
Total remuneration in respect of audit services	**288,200**	437,493

1. *Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.*

61

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

25. RELATED PARTY DISCLOSURES

Ultimate parent

Genetic Technologies Limited is the ultimate Australian parent company. As at the date of this Report, no shareholder controls more than 50% of the issued capital of the Company.

Transactions within the Group and with other related parties

During the year ended 30 June 2018, the only transactions between entities within the Group and other related parties occurred, are as listed below. Except where noted, all amounts were charged on similar to market terms and at commercial rates.

Debt convertible notes

During the year ended 30 June 2015 the Company finalised the raising of $2,150,000 via the issue of unlisted secured (debt) notes to existing and new Australian institutional and wholesale investors. The debt notes carried a 10.0% coupon rate, and as approved at the Annual General Meeting, held on 25 November 2014, became convertible notes which could convert into ordinary shares (at a 10.0% discount to the 5 day VWAP). These convertible notes also carry free attached options to purchase further shares in the Company.

$125,000 of these convertible notes were issued to a holder associated with Dr Lindsay Wakefield, a Company director at the time of issue, on the same terms and conditions as other note holders, all of which were converted during the year ended 30 June 2015. The 8,333,333 share options attached to these convertible notes remain unexercised at 30 June 2018. Dr Muchnicki and Mr Rubinstein, both of whom were elected as Directors of the Company on 31 January 2018, also participated in the debt convertible notes raising, and at 30 June 2018 indirectly held 6,666,667 and 5,000,000 options respectively.

Blockchain Global Limited

As announced by the Company on 15 February 2018, a non-binding terms sheet with Blockchain Global Limited (BCG) was entered to provide a framework for continuing discussions between the two companies, with the proposed transaction being subject to shareholder approval (by non-associated Shareholders); and as announced by the Company on 2 August 2018, a framework agreement with BCG was entered formalizing the non-binding terms sheet and providing a framework for a strategic alliance between the Company and BCG, with this Framework Agreement only becoming binding on the Company obtaining the approval of non-associated Shareholders. This framework includes a proposed issuance of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.

A number of Directors of the Company presently or previously have had involvement with BCG. Mr Sam Lee has a direct and indirect share interest in BCG of 21% and is a director of BCG. Mr Peter Rubinstein has a direct and indirect share interest in BCG of 8% and is a consultant to BCG. Dr George Muchnicki has a direct and indirect share interest in BCG of 3.4%. Dr Paul Kasian was previously a director of BCG until July 2018. No transactions between the Company and BCG took place during the year ended 30 June 2018.

There were no transactions with parties related to Key Management Personnel during the year other than that disclosed above.

62

25. RELATED PARTY DISCLOSURES CONTINUED

Details of Directors and Key Management Personnel as at balance date

Directors	Executives
Dr Paul Kasian *(Chairman and Interim CEO)*	Mr Kevin Fischer *(Chief Financial Officer)*
Dr Lindsay Wakefield *(Non-Executive)*	Dr Richard Allman *(Scientific Director)*
Dr Jerzy Muchnicki *(Executive Director)*	
Mr Peter Rubinstein *(Non-Executive)*	
Mr Xue Lee *(Non-Executive)*	

	Consolidated	
	2018	2017
	$	$
Remuneration of Key Management Personnel		
Short-term employee benefits	**1,215,632**	1,533,457
Post-employment benefits	**96,315**	101,320
Share-based payments	**130,385**	121,269
Other long-term benefits	**2,371**	61,594
Termination benefits	**164,760**	-
Total remuneration of Key Management Personnel	**1,609,463**	1,817,640

26. SUBSIDIARIES

The following diagram is a depiction of the Group structure as at 30 June 2018.

Name of Group company	Incorporation details	Group interest (%) 2018	Group interest (%) 2017	Net carrying value ($) 2018	Net carrying value ($) 2017
Entities held directly by parent					
GeneType Pty. Ltd. (Dormant)	5 September 1990 Victoria, Australia	**100%**	100%	**-**	-
Genetic Technologies Corporation Pty. Ltd. (Genetic testing)	11 October 1996 N.S.W., Australia	**100%**	100%	**2**	2
Gene Ventures Pty. Ltd.* (Dormant)	7 March 2001 N.S.W., Australia	**100%**	100%	**10**	10
GeneType AG** (Dormant)	13 February 1989 Zug, Switzerland	**-**	100%	**-**	-
GeneType Corporation (Dormant)	18 December 1989 California, U.S.A.	**100%**	100%	**-**	-
Phenogen Sciences Inc. (BREVAGen™)	28 June 2010 Delaware, U.S.A.	**100%**	100%	**11,006**	11,006
Total carrying value				**11,018**	11,018

* *On 26 April 2018, the name of RareCellect Pty Ltd (ACN 096 135 9847) was changed to Gene Ventures Pty Ltd (ACN 096 135 947).*

** *Liquidation of GeneType AG was completed on 13 December 2017.*

63

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

27. PARENT ENTITY FINANCIAL INFORMATION

Summary financial information

The individual financial statements for the parent entity, Genetic Technologies Limited, disclose the aggregate amounts set out in the following table.

	Consolidated	
	2018	2017
	$	$
Balance sheet		
Current assets	**5,708,300**	10,891,441
Total assets	**5,972,634**	11,774,645
Current liabilities	**1,149,581**	12,573,111
Total liabilities	**11,235,945**	12,637,070
Equity		
Contributed equity	**122,372,662**	122,382,625
Reserves	**2,953,424**	2,823,790
Accumulated losses	**(130,589,397)**	(126,068,840)
Total equity	**(5,263,311)**	(862,425)
Total comprehensive loss	**(4,520,557)**	(7,745,109)

64

Related party information

As at 30 June 2018, an amount of $59,598,266 (2017: $58,148,587) was receivable by the Company from its various subsidiaries. As at the same date, an amount of $9,991,385 (2017: $11,403,841) was payable by the Company to its wholly-owned subsidiaries. All such loans are unsecured, generally interest free and there are no fixed terms of repayment.

Financial risk management

In assessing the recoverability of intercompany receivables, Genetic Technologies Limited, the parent entity, raises a provision for diminution to ensure that the carrying amount of these receivables does not exceed the net tangible assets of the subsidiaries. The balance of the provision as at 30 June 2018 was $59,414,284 (2017:$57,492,658).

Contingent liabilities and commitments of the parent entity

As at the date of this Report, the parent entity had no contingent liabilities or other commitments.

28. FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks such as credit risk, market risk (including foreign currency risk and interest rate risk) and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses different methods to measure the different types of risk to which it is exposed. These methods include sensitivity analysis in the case of foreign exchange, interest rate and aging analysis for credit risk.

Risk management is managed by the Executive under guidance provided by the Board of Directors via its Audit Committee, which provides guidance for overall risk management, as well as policies covering specific areas, such as credit risk, foreign exchange risk and interest rate risk. The Committee identifies and evaluates financial risks in close cooperation with the Group's executive management.

The Group's principal financial instruments comprise cash and cash equivalents. The Group also has other financial assets and liabilities, such as trade receivables and payables, which arise directly from its operations.

The Group does not typically enter into derivative transactions, such as interest rate swaps or forward currency contracts. It is, and has been throughout the period under review, the Group's policy that no trading in financial instruments shall be undertaken. The main risks arising from the Group's financial instruments are credit risk exposures, foreign currency risk, interest rate risk and liquidity risk. The policies for managing each of these risks are summarised below.

28. FINANCIAL RISK MANAGEMENT CONTINUED

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The Group holds the following financial instruments:

	Consolidated	
	2018	2017
	$	$
Financial assets		
Cash at bank / on hand	**5,487,035**	10,988,255
Trade and other receivables	**301,383**	426,272
Performance bond and deposits	**3,505**	3,376
Total financial assets	**5,791,923**	11,417,903
Financial liabilities		
Trade and other payables	**945,130**	898,103
Total financial liabilities	**945,130**	898,103

Credit risk

The Group's credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Other receivables represent amounts accrued for which reimbursement will be applied for from the Australian Taxation Authority under the Governments Research and Development grant. The maximum exposures to credit risk at 30 June 2018 in relation to each class of recognised financial asset is the carrying amount of those assets, as indicated in the balance sheet.

Financial assets included on the balance sheet that potentially subject the Group to concentration of credit risk consist principally of cash and cash equivalents and trade receivables. In accordance with the guidelines of the Group's Short Term Investment Policy, the Group minimises this concentration of risk by placing its cash and cash equivalents with financial institutions that maintain superior credit ratings in order to limit the degree of credit exposure. For banks and financial institutions, only independently-rated parties with a minimum rating of "A-1" are accepted. The Group has also established guidelines relative to credit ratings, diversification and maturities that seek to maintain safety and liquidity. The Group does not require collateral to provide credit to its customers. On 1 April 2017, a change to the billing policy for the BREVAGen*plus*® test was introduced whereby the test is now only provided on a patient self-pay basis. This is in contrast to prior periods, whereby once a BREVAGen™ or BREVAGen*plus*® test had been performed, historically a patient elected to self-pay or where applicable seek healthcare provider payment on receipt of the outcome of the test. The nature of this revenue recognition cycle increased the risk of credit exposure. The Group has not entered into any transactions that qualify as a financial derivative instrument.

The trade receivables balance is reflective of historical collection rates which are monitored on an ongoing basis and adjusted accordingly based on changing collection and test data. As at 30 June 2018, the balance of the Group's total accrued net trade receivables was $10,503 (2017: $200,837 (refer Note 11).

Credit risk further arises in relation to financial guarantees given by the Group to certain parties in respect of obligations of its subsidiaries. Such guarantees are only provided in exceptional circumstances.

65

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

66

28. FINANCIAL RISK MANAGEMENT CONTINUED

An analysis of the aging of trade and other receivables is provided below:

	Consolidated	
	2018	2017
	$	$
Net trade and other receivables		
Current (less than 30 days)	**294,454**	426,272
31 days to 60 days	**3142**	-
61 days to 90 days	**783**	-
Greater than 90 days	**3004**	-
Total net trade and other receivables (Note 11)	**301,383**	426,272

Market risk

Foreign currency risk

The Group operates internationally and is exposed to foreign currency exchange risk, primarily with respect to the US dollar, through financial assets and liabilities. It is the Group's policy not to hedge these transactions as the exposure is considered to be minimal from a consolidated operations perspective. Further, as the Group incurs expenses which are payable in US dollars, the financial assets that are held in US dollars provide a natural hedge for the Group.

Foreign exchange risk arises from planned future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity's functional currency and net investments in foreign operations. The risk is measured using sensitivity analysis and cash flow forecasting.

The Group has a Foreign Exchange Management Policy which was developed to establish a formal framework and procedures for the efficient management of the financial risks that impact on Genetic Technologies Limited through its activities outside of Australia, predominantly in the United States. The policy governs the way in which the financial assets and liabilities of the Group that are denominated in foreign currencies are managed and any risks associated with that management are identified and addressed. Under the policy, which is updated on a regular basis as circumstances dictate, the Group generally retains in foreign currency only sufficient funds to meet the expected expenditures in that currency. Surplus funds are converted into Australian dollars as and when deemed appropriate by the Board in consultation with the CFO.

As at 30 June 2018, the Group held the following financial assets and liabilities that were denominated in foreign currencies:

Consolidated	Year	USD	EUR	CHF
Financial assets				
Cash at bank / on hand	**2018**	**2,154,291**	**28,952**	**-**
	2017	6,203,335	30,852	-
Total financial assets	**2018**	**2,154,291**	**28,952**	**-**
	2017	6,203,335	30,852	-
Financial liabilities				
Trade and other payables	**2018**	**116,063**	**-**	**-**
	2017	99,540	-	-
Total financial liabilities	**2018**	**116,063**	**-**	**-**
	2017	99,540	-	-

Notes: **USD** – *United States dollars* **EUR** – *European euros* **CHF** – *Swiss francs*

28. FINANCIAL RISK MANAGEMENT CONTINUED

During the year ended 30 June 2018, the Australian dollar/US dollar exchange rate weakened by 3.7%, from 0.7686 at the beginning of the year to 0.7403 at the end of the year.

Based on the financial instruments held at 30 June 2018, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the Group's loss for the year would have been $306,000 lower / $250,000 higher (2017: loss $882,000 lower / loss $722,000 higher), mainly as a result of changes in the values of cash and cash equivalents which are denominated in US dollars, as detailed in the above tables.

Interest rate risk

The Group's main interest rate risk arises in relation to its short-term deposits with various financial institutions. If rates were to decrease, the Group may generate less interest revenue from such deposits. However, given the relatively short duration of such deposits, the associate risk is relatively minimal.

The Group has a Short Term Investment Policy which was developed to manage the Group's surplus cash and cash equivalents. In this context, the Group adopts a prudent approach that is tailored to cash forecasts rather than seeking high returns that may compromise access to funds as and when they are required. Under the policy, the Group deposits its surplus cash in a range of deposits/ securities over different time frames and with different institutions in order to diversify its portfolio and minimise risk.

On a monthly basis, Management provides the Board with a detailed list of all cash and cash equivalents, showing the periods over which the cash has been deposited, the name and credit rating of the institution holding the deposit and the interest rate at which the funds have been deposited.

At 30 June 2018, if interest rates had changed by +/- 50 basis points from the year-end rates, with all other variables held constant, the Group's loss for the year would have been $12,000 lower / higher (2017: loss $12,000 lower / higher), as a result of higher / lower interest income from cash and cash equivalents. Consolidated equity for the Group would have been $12,000 higher / lower (2017: $12,000 higher / lower) mainly as a result of an increase / decrease in the fair value of cash and cash equivalents.

The exposure to interest rate risks and the effective interest rates of financial assets and liabilities, both recognised and unrealised, for the Group is as follows:

Consolidated	Year	Floating rate $	Fixed rate $	Carrying amount $	Weighted ave. effective rate %	Ave. maturity period Days
Financial assets						
Cash at bank / on hand	**2018**	**2,394,754**	**-**	**2,394,754**	**1.74%**	**At call**
	2017	2,468,730	-	2,468,730	1.75%	At call
Performance bond / deposits	**2018**	**-**	**3,505**	**3,505**	**-**	**At call**
	2017	-	3,376	3,376	-	At call
Totals	**2018**	**2,394,754**	**3,505**	**2, 398,259**		
	2017	2,468,730	3,376	2,472,106		
Financial liabilities						
Financial liabilities at fair value through profit or loss	**2018**	**-**	**-**	**-**	**-**	**-**
	2017	-	-	-	-	-

Note: The Company holds the balance of its cash in non-interest bearing bank accounts.

67

ANNUAL REPORT 2018

NOTES TO THE FINANCIAL STATEMENTS

28. FINANCIAL RISK MANAGEMENT CONTINUED

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents and the availability of funding through an adequate amount of committed credit facilities, such as its hire purchase and credit card facilities. The Group manages liquidity risk by continuously monitoring forecast and actual cash flows and, wherever possible, matching the maturity profiles of financial assets and liabilities. Due to the dynamic nature of the underlying businesses, Management aims to maintain flexibility in funding by keeping committed credit lines available. Surplus funds are generally only invested in instruments that are tradeable in highly liquid markets. Refer note 2(a) for further information on the material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern.

A balanced view of cash inflows and outflows affecting the Group is summarised in the table below:

Consolidated	Year	< 6 months $	6 to 12 months $	1 to 5 years $	> 5 years $	Totals $
Financial assets						
Cash at bank / on hand	**2018**	**5,487,035**	**-**	**-**	**-**	**5,487,035**
	2017	10,988,255	-	-	-	10,988,255
Trade and other receivables	**2018**	**301,383**	**-**	**-**	**-**	**301,383**
	2017	426,272	-	-	-	426,272
Performance bond and deposits	**2018**	**3,505**	**-**	**-**	**-**	**3,505**
	2017	3,376	-	-	-	3,376
Total financial assets	**2018**	**5,791,923**	**-**	**-**	**-**	**5,791,923**
	2017	11,417,903	-	-	-	11,417,903
Financial liabilities						
Trade and other payables	**2018**	**945,130**	**-**	**-**	**-**	**945,130**
	2017	898,103	-	-	-	898,103
Total financial liabilities	**2018**	**945,130**	**-**	**-**	**-**	**945,130**
	2017	898,103	-	-	-	898,103
Net maturity	**2018**	**4,846,793**	**-**	**-**	**-**	**4,846,793**
	2017	10,519,800	-	-	-	10,519,800

The Group had access to the following undrawn borrowing facility as at 30 June 2018:

Nature of facility	Facility limit $	Amount used $	Amount available $
Credit card facility	183,770	(12,031)	171,739

68

29. SUBSEQUENT EVENTS

Significant events after balance date

The following significant events have occurred after balance date.

- The Company has renewed the lease agreement for it Fitzroy premises in Melbourne for a further period of 3 years from 1 September 2018 to 31 August 2021. The Company has also entered into a 2 year lease for new premises in Charlotte, North Carolina, commencing 23 July 2018 to 31 July 2020.
- A Framework Agreement with Blockchain Global Limited ("BCG") was entered into on 2 August 2018. The Agreement formalises the non-binding terms sheet that was entered into between the parties on 2 February 2018, which outlined a proposed strategic alliance with respect to the provision of a suite of blockchain opportunities to the Company, with the proposed issue of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones.
- On 8 August 2018, the Company executed an Equity Placement Facility with Kentgrove Capital Pty Ltd. Under the Facility, Kentgrove Capital may provide the Company with up to A$20 million of equity capital in a series of individual placements of up to $1 million (or a higher amount by mutual agreement) over the next 20 months. Following the execution of the Facility and under a Prospectus as lodged with ASIC, the Company has issued:
  - 12,500,000 Options, exercisable at $0.0153 each, expiring 3 years after issue (Establishment Options), to Kentgrove Capital Pty Ltd in its capacity as trustee of the Kentgrove Capital Growth Fund (Kentgrove) (Option Offer).
  - 8,833,100 Shares (Establishment Shares) to Kentgrove in lieu of payment of an Establishment Fee (Establishment Share Offer).
  - 100,000,000 Shares (Collateral Shares) to Kentgrove as security for the Company's obligations under the equity placement facility with Kentgrove.

  The issue of the establishment and collateral shares to Kentgrove has resulted in an increase of the issued share capital of the Company to 2,544,115,824.

  Under the lodged Prospectus, the Company will also have the ability to offer and issue up to 441,655,004 Placement Shares either to Kentgrove under the Kentgrove Facility, or to other investors as determined by the board, to raise up to $5,000,000. The Company does not currently have binding commitments from any party to subscribe for the Placement Shares. The Prospectus currently has a closing date of 9 November 2018.
- Following the recommendation of the Remuneration Committee, and subsequent Board approval in July 2018, the Board has agreed to award the Directors' of the Company Share Options pursuant to the Company's Employee Share Option Plan. Subject to Shareholder approval, the quantum of the award, ranging in value from $75k to $150k will be aligned to the individual Directors responsibilities and activities. In addition, the Board has agreed to grant to Dr Kasian, in his role as interim CEO, 50 million Options subject to certain market related vesting conditions. The issue of such Options will be subject to all necessary Shareholder approvals being obtained.
- The company has executed an Agreement with Swisstec Health Analytics on 30 July 2018 which sets out the principal commercial terms on which the Company intends to appoint Swisstec as a non-exclusive distributor for hospitals in Asia and imposes binding obligations on the parties to negotiate in good faith in order to enter a formal distribution agreement. In accordance with the terms of this agreement, the Company has acquired a 5% equity stake in Swisstec, and has provided Swisstec with $250k to facilitate their expansion into hospitals in the Asian region.
- The Company has signed a Heads of Agreement with Beijing Zishan Health Consultancy Limited. The Agreement provides a framework according to which the two parties will explore opportunities to achieve market entry, through a Joint Venture, for GTG's genomic tests into the health sector in the People's Republic of China.

69

ANNUAL REPORT 2018

been given the declarations by the Chief Executive Officer and Chief Financial Officer.

DIRECTORS' DECLARATION

In the opinion of the Directors:

(a) the Financial Statements and accompanying notes set out on pages 34 to 69 are in accordance with the Corporations Act 2001, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the consolidated entity's financial position as at 30 June 2018 and of its performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

Note 2 confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer, as required by section 295A of the Corporations Act 2001.

This Declaration is made in accordance with a resolution of the Directors.

Paul Kasian

DR PAUL KASIAN
Chairman

Melbourne, 30 August 2018

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ANNUAL REPORT 2018

AUDITOR'S INDEPENDENCE DECLARATION

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Genetic Technologies Limited for the year ended 30 June 2018, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

(b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Genetic Technologies Limited and the entities it controlled during the period.

Sam Lobley
Partner
PricewaterhouseCoopers

Melbourne
30 August 2018

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

72

AUDITOR'S REPORT

pwc

Independent auditor's report

To the members of Genetic Technologies Limited

Report on the audit of the financial report

Our opinion

In our opinion:

The accompanying financial report of Genetic Technologies Limited (the Company) and its controlled entities (together the Group) is in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the Group's financial position as at 30 June 2018 and of its financial performance for the year then ended

(b) complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

What we have audited

The Group financial report comprises:

- the consolidated balance sheet as at 30 June 2018
- the consolidated statement of comprehensive income / (loss) for the year ended 30 June 2018
- the consolidated statement of changes in equity for the year ended 30 June 2018
- the consolidated statement of cash flows for the year ended 30 June 2018
- the notes to the financial statements for the year ended 30 June 2018
- the directors' declaration.

Basis for opinion

We conducted our audit in accordance with Australian Auditing Standards. Our responsibilities under those standards are further described in the *Auditor's responsibilities for the audit of the financial report* section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the auditor independence requirements of the *Corporations Act 2001* and the ethical requirements of the Accounting Professional and Ethical Standards Board's APES 110 *Code of Ethics for Professional Accountants* (the Code) that are relevant to our audit of the financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

73

ANNUAL REPORT 2018

AUDITOR'S REPORT

74

pwc

Material uncertainty related to going concern

We draw attention to Note 2(a) in the financial report, which indicates that the Group incurred a total comprehensive loss of $5,986,838 and had net cash outflows from operations of $5,621,315 during the year ended 30 June 2018. The Group's ability to continue as a going concern is dependent on the successful execution of the planned equity raisings. These conditions, along with other matters set forth in Note 2(a), indicate that a material uncertainty exists that may cast significant doubt on the Group's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Our audit approach

An audit is designed to provide reasonable assurance about whether the financial report is free from material misstatement. Misstatements may arise due to fraud or error. They are considered material if individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report.

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial report as a whole, taking into account the geographic and management structure of the Group, its accounting processes and controls and the industry in which it operates.


Materiality
Audit scope
Key audit matters

Materiality

- For the purpose of our audit we used overall materiality of $270,000, which represents approximately 5% of the Group's total loss from operations before income tax expense.
- We applied this threshold, together with qualitative considerations, to determine the scope of our audit and the nature, timing and extent of our audit procedures and to evaluate the effect of misstatements on the financial report as a whole.
- We chose loss from operations before income tax expense, which is a commonly accepted benchmark and utilised a 5% threshold based on our professional judgement, noting it is within the range of commonly accepted thresholds.

Audit scope

- Our audit focused on where the Group made subjective judgements; for example, significant accounting estimates involving assumptions and inherently uncertain future events.
- The accounting processes are structured around a Group-wide finance function at the head office Melbourne, where our procedures were predominately performed.
- Our approach had regard for the quality of the control environment and deficiencies identified, which include lack of segregation of duties.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial report for the current period. The key audit matters were addressed in the context of our audit of the financial report as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Further, any commentary on the outcomes of a particular audit procedure is made in that context. We communicated the key audit matters to the Audit Committee.

In addition to the matter described in the *Material uncertainty related to going concern* section, we have determined the matter described below to be the key audit matters to be communicated in our report.

Key audit matter	*How our audit addressed the key audit matter*
Related Party Disclosures *(Refer to note 25)* A number of Directors of the Group presently or previously have had involvement with Blockchain Global Limited (BCG), which meets the definition of a related party under Australian Accounting Standards Board 124 *Related Party Disclosures.* As announced by the Group on 15 February 2018, a non-binding terms sheet with BCG was entered into to provide a framework for continuing discussions between the two companies. As announced by the Group on 2 August 2018, a framework agreement with BCG was entered into formalizing the non-binding terms sheet and providing a framework for the alliance between the Company and BCG, with this agreement only becoming binding on the Company obtaining the approval of non-associated shareholders. This framework includes a proposed issuance of 486,000,000 shares to BCG in 3 tranches subject to the achievement of certain milestones. Given the significance of this strategic alliance with a related party, we have determined this is a key audit matter.	Our procedures over transactions between the Group and BCG as disclosed within Note 25 to the financial report included, amongst others: • Reading the formal agreement between the parties to obtain an understanding of the proposed framework • Holding discussions with management and directors to obtain an understanding of the proposed initiatives with BCG • Reading minutes of meetings held amongst the board of directors where matters related to BCG were discussed • Assessing if the associated disclosures made in the financial report complied with Australia Accounting Standards Board 124 *Related Party Disclosures.*

Other information

The directors are responsible for the other information. The other information comprises the information included in the annual report for the year ended 30 June 2018, but does not include the financial report and our auditor's report thereon. Prior to the date of this auditor's report, the other information we obtained included the Directors' Report, Corporate Information, Corporate

75

ANNUAL REPORT 2018

A UDITOR’S REPOR T 76 Governance Statement and ASX Additional Information. We expect the remaining other information to be made available to us after the date of this auditor's report. Our opinion on the financial report does not cover the other information and we do not and will not express an opinion or any form of assurance conclusion thereon. In connection with our audit of the financial report, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial report or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed on the other information that we obtained prior to the date of this auditor’s report, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. When we read the other information not yet received as identified above, if we conclude that there is a material misstatement therein, we are required to communicate the matter to the directors and use our professional judgement to determine the appropriate action to take. Responsibilities of the directors for the financial report The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In preparing the financial report, the directors are responsible for assessing the ability of the Group to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Auditor’s responsibilities for the audit of the financial report Our objectives are to obtain reasonable assurance about whether the financial report as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Australian Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial report. A further description of our responsibilities for the audit of the financial report is located at the Auditing and Assurance Standards Board website at: http://www.auasb.gov.au/auditors_responsibilities/ar1.pdf. This description forms part of our auditor's report.

77 ANNU AL REPOR T 2018 Report on the remuneration report Our opinion on the remuneration report We have audited the remuneration report included in pages 22 to 29 of the directors’ report for the year ended 30 June 2018. In our opinion, the remuneration report of Genetic Technologies Limited for the year ended 30 June 2018 complies with section 300A of the Corporations Act 2001. Responsibilities The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards. PricewaterhouseCoopers Sam Lobley Melbourne Partner 30 August 2018

ASX ADDITIONAL INFORMATION

Additional information required by the Listing Rules of the Australian Securities Exchange (ASX) and not disclosed elsewhere in this Annual Report. The information provided is current as at 18 October 2018.

78

HOME EXCHANGE

The Company's ordinary shares are quoted on the Australian Securities Exchange. The home exchange is Melbourne, Victoria. The ASX code for the Company's ordinary shares is GTG. The Company also has a listing of Level II American Depositary Receipts (ADRs) on the National Association of Securities Dealers Automated Quotation (NASDAQ) Capital Market in the U.S.A. Each ADR comprises 150 fully paid ordinary shares and trade under the ticker symbol GENE.

DISTRIBUTION OF EQUITY SECURITIES

The number of shareholders as at 18 October 2018, ranked by size of holding, in each class of shares are as follows:

Range of shares	Number of holders	Number of shares	% of shares
1 - 1,000	303	168,953	0.01
1,001 - 5,000	683	2,020,953	0.08
5,001 - 10,000	386	3,182,340	0.13
10,001 - 100,000	1,944	102,357,253	4.02
100,001 - 9,999,999,999	1,144	2,436,386,325	95.77
Total	**4,460**	**2,544,115,824**	**100.00**

The number of shareholders holding less than a "marketable parcel" of shares (being 45,455 shares) is 2,239. The total number of shares held by these shareholders on 18 October was 28,902,051.

TWENTY LARGEST SHAREHOLDERS

The names of the twenty largest registered shareholders of the Company's ordinary shares as at 18 October 2018 are:

Rank	Name	Number of shares	Percentage held
1.	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED	1,546,734,954	60.80
2.	KENTGROVE CAPITAL PTY LTD <KENTGROVE CAPITAL GROWTH A/C>	103,881,921	4.08
3.	MR JIMMY THOMAS + MS IVY RUTH PONNIAH <THOMAS SUPER FUND A/C>	18,000,000	0.71
4.	BNP PARIBAS NOMINEES PTY LTD <IB AU NOMS RETAILCLIENT DRP>	15,821,214	0.62
5.	SECURITY & EQUITY RESOURCES	15,073,506	0.59
6.	MR WARWICK WRIGHT	13,000,000	0.51
7.	S H RAYBURN NOMINEES PTY LTD <S H RAYBURN SUPER FUND A/C>	12,000,000	0.47
8.	MR WARREN DWAYNE JONES	10,000,000	0.39
9.	S H RAYBURN NOMINEES PTY LTD	10,000,000	0.39
10.	CITICORP NOMINEES PTY LIMITED	9,650,924	0.38
11.	JGM INVESTMENT GROUP PTY LTD <THE MUCHNICKI FAMILY A/C>	9,400,000	0.37
12.	TIKVA NOMINEES PTY LTD <TIKVA A/C>	9,000,000	0.35
13.	WAKKO ENTERPRISES PTY LTD <L&S WAKEFIELD S/F A/C>	7,754,763	0.30
14.	KGI SECURITIES (SINGAPORE) PTE LTD <CLIENT ACCOUNT>	6,400,000	0.25
15.	MR JERRY HUI KANG GAO	6,350,000	0.25
16.	MJGD NOMINEES PTY LTD	6,254,115	0.25
17.	IRWIN BIOTECH NOMINEES P/L <BIOA A/C>	6,200,000	0.24
18.	MR DAVID JOHN O'NEILL	6,103,659	0.24
19.	J P MORGAN NOMINEES AUSTRALIA LIMITED	6,066,545	0.24
20.	GASHADA INVESTMENTS PTY LTD <WEISS SUPERFUND A/C>	6,000,000	0.24
	Totals: Top 20 holders of ORDINARY FULLY PAID SHARES (Total)	**1,823,691,601**	**71.68**

SUBSTANTIAL HOLDERS

There were no substantial holders in the Company as at 18 October 2018.

RESTRICTED SECURITIES

As at 18 October 2018 there were no ordinary shares that were subject to escrow arrangements with the Company.

Voting Rights

Article 17 of the Company's Constitution stipulates the voting rights of Members as follows:

"Subject to any rights or restrictions for the time being attached to any class or classes of shares and to this Constitution:

(a) On the show of hands every person present in the capacity of a Member or proxy, attorney or representative (or in more than one of these capacities) has one vote; and

(b) On a poll every person present who is a Member or proxy, attorney or representative has:

(i) For each fully paid share that the person holds or represents; one vote; and

(ii) For each share other than a fully paid share that the person holds or represents: that portion of one vote that the amount paid (not credited) on the shares bears to the total amount paid and payable on the share (excluding amounts credited)."

79

ANNUAL REPORT 2018

CORPORATE INFORMATION

80

DIRECTORS

- Dr Paul A. Kasian
  Executive Chairman and Interim CEO
- Dr Lindsay Wakefield
  Non-Executive
- Dr George Muchnicki
  Executive
- Mr Peter Rubinstein
  Non-Executive
- Mr Sam Lee
  Non-Executive

COMPANY SECRETARY

- Mr Kevin Fischer

REGISTERED OFFICE

60-66 Hanover Street
Fitzroy VIC 3065
Australia

Telephone: +61 3 8412 7000
Facsimile: +61 3 8412 7040
Email: info@gtglabs.com

POSTAL ADDRESS

P.O. Box 115
Fitzroy VIC 3065
Australia

AUSTRALIAN BUSINESS NUMBER

17 009 212 328

COMPANY WEBSITE

www.gtglabs.com

BANKER (AUSTRALIA)

National Australia Bank Limited
Level 2, 151 Rathdowne Street
Carlton VIC 3053
Australia

BANKER (USA)

Bank of America, N.A.
155 Town Centre Drive
Mooresville NC 28117
USA

AUDITOR

PricewaterhouseCoopers
Chartered Accountants
2 Riverside Quay
Southbank VIC 3006
Australia

STOCK EXCHANGES

Australian Securities Exchange
Code: **GTG**

Level 4, North Tower, Rialto
525 Collins Street
Melbourne VIC 3000
Australia

NASDAQ Capital Market
Ticker: **GENE**

The Nasdaq Stock Market
One Liberty Plaza, 165 Broadway
New York NY 10006
USA

SHARE REGISTER

Computershare Investor Services Pty. Ltd.
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Australia

Telephone: +61 3 9415 5000
Facsimile: +61 3 9473 2500
Website: www.computershare.com

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**Genetic Technologies Limited**

60-66 Hanover Street
Fitzroy, Victoria 3065
Australia

T: +61 3 8412 7000
F: +61 3 8412 7040
E: info@gtglabs.com

P.O. Box 115
Fitzroy, Victoria 3065
Australia

www.gtglabs.com